

2023
Proxy
Statement

Notice of 2023 Annual Meeting of Shareholders

 **Date and Time**
Wednesday, May 10, 2023
9:30 a.m. Eastern Time

 **Location**
Exclusively online via webcast at
www.virtualshareholdermeeting.com/D2023

 **Record Date**
March 3, 2023

Items of Business

		Board Vote Recommendation
1	Election of the 11 director nominees named in this Proxy Statement	**FOR** each director nominee
2	Advisory vote on approval of executive compensation (Say on Pay)	**FOR**
3	Advisory vote on the frequency of future Say on Pay votes	**FOR ONE YEAR**
4	Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year ending December 31, 2023	**FOR**
5	Management's proposal to amend Article IV of the Bylaws	**FOR**
6	Management's proposal to amend Article XI of the Bylaws	**FOR**
7	Shareholder proposal, if properly presented	**AGAINST**

Shareholders will also consider any other business properly presented at the meeting.

Voting

Each share of Dominion Energy, Inc. (Dominion Energy, the company, we, our or us) common stock is entitled to one vote on each matter properly brought before the meeting. Please vote by proxy as soon as possible. Your vote is very important to us, and we want your shares to be represented at the meeting.

Attending the Virtual Annual Meeting

The 2023 Annual Meeting will be held in a virtual meeting format only, via the Internet, with no physical in-person meeting. We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. To attend, vote and submit questions during the meeting, visit www.virtualshareholdermeeting.com/D2023 and enter the 16-digit control number included on your Notice of Internet Availability of Proxy Materials (Notice), proxy card or voting instruction form.

This Notice and accompanying proxy materials are being made available to shareholders electronically on or about March 27, 2023, or mailed on or about the same date to those shareholders who have previously requested printed materials.

By Order of the Board of Directors,

Carter M. Reid

Carter M. Reid
Executive Vice President, Chief of Staff
and Corporate Secretary
March 27, 2023

How to Vote

 **BY INTERNET**
www.proxyvote.com/dominion

 **BY TELEPHONE**
Call (800) 690-6903 if you are a registered shareholder or an employee savings plan participant. If you are a beneficial owner, call the number provided by the bank or broker holding your shares.

 **BY MAIL**
You can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Meeting of Shareholders to be held on May 10, 2023:
Dominion Energy's Notice of Annual Meeting, 2023 Proxy Statement, 2022 Summary Annual Report and 2022 Annual Report on Form 10-K are available on our website at investors.dominionenergy.com/proxy

Table of Contents

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Proxy Statement constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical or current facts, including statements regarding future earnings, our business review, our environmental and other sustainability plans and goals, goals regarding our diverse hiring, statements regarding ongoing and future projects and the expected availability and benefits of such projects, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. Our statements about the future are subject to various risks and uncertainties. For factors that could cause actual results to differ from expected results, see the risk and uncertainties described throughout our Annual Report on Form 10-K for the year ended December 31, 2022 (2022 Annual Report on Form 10-K) and particularly in Item 1A. Risk Factors and Forward-Looking Statements in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. These forward-looking statements speak only as of the date of this Proxy Statement. Dominion Energy, Inc. assumes no obligation to provide any revisions to, or update, any projections and forward-looking statements contained herein.

About Dominion Energy

We are committed to safely providing reliable, affordable and sustainable energy and to achieving Net Zero carbon and methane emissions by 2050, protecting the environment, serving our customers and communities and creating value for our shareholders.

Headquartered in Richmond, Virginia, Dominion Energy provides electricity or natural gas to about 7 million customers in 16 states. With approximately 17,000 employees, we are dedicated to creating a diverse and inclusive workplace that reflects the communities we serve.

We believe Actions Speak Louder.

Our Core Values

Our core values are fundamental to who we are. We do what is right. We do it well. We do it together. Doing so helps ensure we maintain trust with those who matter most: customers, employees, communities, regulators, investors and other stakeholders. We know actions speak louder than words, so we deliver on our commitments.

Safety
Our first and most important goal is to send every employee home safe and sound, every day.

Ethics
We do not take shortcuts when reaching for our goals and fulfilling our obligations. Our reputation depends on ethical behavior.

Excellence
We work towards continuous improvement in all areas of our business.

Embrace Change
By welcoming new ideas, Dominion Energy champions innovation. Through innovation, we will continue to prosper in the years ahead.

One Dominion Energy
Our shared mission and purpose transcend organizational boundaries. Teamwork leads to strong, sustainable performance.

2022 Performance Highlights

Financial

- We reported earnings of $1.09 per share under Generally Accepted Accounting Principles (GAAP). Operating earnings were $4.11 per share, exceeding the midpoint of our guidance range.*

- We paid **$2.67 per share in dividends**, marking 379 consecutive quarters of dividend payments, and the Board of Directors has approved a $2.67-per-share dividend rate in 2023, subject to quarterly determination and declaration.

* See Reconciliation of Reported Earnings under GAAP to Operating Earnings (non-GAAP) in Appendix A.

Reliability and Growth

- Our electric utilities in Virginia and the Carolinas were **13% better than the industry average** in customer minutes out, while our South Carolina utility had its **second-best year for reliability** in its history.

- We invested more than **$1.2 billion in electric transmission projects** in Virginia, and saw 3.7% natural gas customer growth in South Carolina.

- We met **key regulatory milestones** for our 2.6-gigawatt Coastal Virginia Offshore Wind commercial project and for our four Virginia nuclear reactors, which would allow us to operate them safely and efficiently past 2050.

- We invested more than **$300 million in gas distribution modernization** and continued to **develop renewable natural gas (RNG) projects**. As of early 2023, we had 21 projects underway, including six that were producing RNG and 15 under construction.

Environmental, Social and Governance

Environmental

- We continued advancing toward our **2050 Net Zero commitment.**
  - In February 2022, we expanded our commitment beyond Scope 1 emissions (direct carbon and methane emissions from our operations), to include Scope 2 emissions (those emitted from electricity the company consumes but does not generate) and material categories of Scope 3 emissions (those from electricity purchased to power the grid, fuel purchased for our power stations and gas distribution systems, and consumption of sales gas by our natural gas customers).
- We had our **best year in environmental performance** on record, with notices of violations down 87% from the average of the past three years.
- We earned an **A rating on both the 2022 Climate CDP and 2022 Water CDP** - the only utility in the nation to do so on either ranking.

Social

- We had a 0.52 Occupational Safety and Health Administration (OSHA) recordable injury rate, **68% better than the 2021 industry average** of 1.65.
- We continued to move forward on our commitment to increase diverse workforce representation with a **goal of reaching 40% by year-end 2026**.
  - Our diverse hiring rate in 2022 was 48.9%, bringing total diverse representation to 37.0%.
- We spent **$1.36 billion with diverse suppliers**, 17% of the company's total managed spend, and a new record.
- We donated **$45 million** in the communities where we operate.
- Our employees volunteered **95,000** hours of their time.

Governance

- We **lowered the threshold** for shareholders to call special meetings from 25% to 15% of outstanding shares.
- We have an **active, engaged and diverse Board of Directors** with a mix of experiences and backgrounds to provide oversight of our business and environmental, social and governance (ESG)-related activities:
  - Four new directors have been elected to the Board of Directors since 2019.
  - Director nominees are 36% gender and ethnic diverse.
  - Our newest director, Kristin Lovejoy, has extensive experience in cybersecurity.

Awards & Recognition

Most Trusted Business Partner
Escalent Market Research (2021)

Business Customer Champion
Escalent Market Research (2021)

Emergency Response Awards
Edison Electric Institute (For multiple response and assistance efforts in response to hurricanes and ice storms in 2020 and 2021)

100 (Perfect Score)
Human Rights Campaign Corporate Equality Index (2022)

Southeastern Electric Exchange
Total Company Safety Award (2022)

Top 10 Military Friendly Employers, Military Friendly Supplier Diversity & Military Spouse Friendly Employer
G.I. Jobs (2022)

World's Most Admired Companies
Fortune (2022)

Best Places to Work for LGBTQ+ Equality
Human Rights Campaign (2022)

Best Employers for Women
Forbes (2022)

Best Employers for Diversity
Forbes (2022)

Best Employers for Veterans
Forbes (2022)

Best for Vets Employer
Military Times (Since 2010)

Commitment to Sustainability and Corporate Responsibility

Dominion Energy's vision is to become the most sustainable energy company in America. Achievement of that vision starts with clean energy and environmental protection, but it does not end there. It includes strong governance; supporting our employees and communities; promoting social welfare and social responsibility; growing in diversity, equity and inclusion (DE&I); and embracing innovation. We pursue these aims to improve how we meet energy needs today and into the future.

Strong History of Transparency and Accountability

We take pride in our transparent reporting on climate and sustainability matters. Below is a sample of the reports that we have issued over the past year.



Sustainability & Corporate Responsibility Report September 2022	Climate and Water CDP Reports 2022	Diversity, Equity and Inclusion Report September 2022	Methane Report September 2022
"Flagship" sustainability disclosure with detailed reporting on ESG strategy including governance, performance, comprehensive methane and carbon metrics and commitments	Received an A on Climate and Water CDP Reports, the world's largest environmental dataset for climate and water information	Highlights progress and initiatives towards building a more diverse and inclusive workforce and provides historical workforce data, including EEO-1 data	Provides methane emissions reductions progress and initiatives

Examines climate policy alignment between Dominion Energy and trade associations identified as most involved in climate-related advocacy and most relevant to climate goals

Analyzes potential pathways to achieving net zero carbon dioxide and methane emissions for Scope 1, Scope 2 and material categories of Scope 3 by 2050, consistent with both the Paris Agreement on climate change and the Task Force on Climate-related Financial Disclosure standards

A consolidation of the company's public disclosures regarding the theoretical potential that natural gas assets become stranded during the company's clean energy transition

Climate-related Lobbying and Trade Association October 2022	Climate Report December 2022	Natural Gas Stranded Assets Report February 2023

Find links to all of these reports and more ESG disclosures at esg.dominionenergy.com. Our DE&I reports can also be found at dei.dominionenergy.com.

Our Path to Net Zero

In early 2020, we announced our commitment to Net Zero Scope 1 carbon and methane emissions from our electric generation and natural gas operations by 2050. In February 2022, we expanded that commitment to include carbon and methane emissions from sources outside of our direct operations. Our goal now includes Scope 2 emissions (those emitted from electricity the company consumes but does not generate) and material categories of Scope 3 emissions (those from electricity purchased to power the grid, fuel purchased for our power stations and gas distribution systems and consumption of sales gas by natural gas customers). These commitments work in concert with many of our other goals and move us closer to our vision of becoming the most sustainable energy company in the country.

Dominion Energy has made significant progress toward our interim and ultimate decarbonization goals. From 2005 through 2021, we reduced Scope 1 carbon emissions from electric generation by 46%, positioning us well to meet our 55% reduction target by 2030. Likewise, we made substantial progress toward our interim methane emissions reduction targets of 65% from 2010 levels by 2030 and 80% by 2040. From 2010 through 2021, we reduced methane emissions from our natural gas business by 38%.

Scope 1 Emissions Reduction Progress Through 2021[a]

Percent emission reductions



Electric Business (carbon)	Gas Business (methane)[b]	Companywide (carbon and methane)[c]
46%	**38%**	**44%**

[a]   Electric baseline year 2005, Gas baseline year 2010.

[b]   Excludes emissions from recently divested Dominion Energy Questar Pipeline and Dominion Energy West Virginia assets.

[c]   Includes all Scope 1 emissions covered under Dominion Energy's Net Zero commitment.

55%

Reduction in Scope 1 carbon emissions from our electric business by 2030 (compared to 2005 levels)



65%

Reduction in Scope 1 methane emissions from our natural gas business by 2030 (compared to 2010 levels)



80%

Reduction in Scope 1 methane emissions from our natural gas business by 2040 (compared to 2010 levels)



NET ZERO

Carbon and methane Emissions by 2050

Human Capital Management

Every day we depend on our approximately 17,000 Dominion Energy colleagues to provide energy to our customers and communities. To ensure that we sustain that valuable workforce, we must continue to focus on attracting new and diverse talent, developing our employees and future leaders and providing an environment that is safe, supportive and inclusive.

Safety
- Our commitment to safety starts at the top with our Board, which receives a report on the company's safety performance at every regularly scheduled Board meeting.
- Safety performance goals are incorporated into our Annual Incentive Plan (AIP).

Attracting and Developing Talent
- We provide our employees with the tools and opportunities to develop and progress in their careers, including a dedicated employee engagement and development team and a variety of accessible employee training and other resources.
- We also have a multi-level development program for leaders, including our Emerging Leader Program, New Leader Bootcamp and a multi-month Developing the Dominion Energy Leader program.

Employee Feedback
- We conduct a companywide engagement survey every two years that offers employees the opportunity to provide candid feedback on company performance in areas such as workplace culture, management, career opportunities and compensation. We use the survey results to strengthen our culture and to refine our policies and operations.
- Our Board reviews the results from the engagement survey and the action plans that are developed in response to feedback following the completion of each survey.

Advancing Diversity, Equity and Inclusion
- The Board receives regular updates on the company's recruitment and DE&I initiatives from senior management.
- DE&I awareness and training goals for all leaders and employees are incorporated into our AIP.
- We also make a special effort to recruit military veterans, seeking to strengthen our network within the communities we serve and support military servicemen and women while developing our talent pipeline.

Diverse Workforce*
Representation at
Dominion Energy

(as of December 31)



Diverse* Hiring Rate at
Dominion Energy

(as of December 31)



* Dominion Energy defines diverse employees as those who identify their gender as female and/or their race/ethnicity as American Indian or Alaskan Native, Asian, Black or African American, Hispanic or Latino, Native Hawaiian or Other Pacific Islander or Two or More Races.

Voting Roadmap

Item 1

Election of Directors

You are being asked to vote on the election of the following 11 director nominees. Additional information about each director's background, business experience and qualifications is provided under the heading *Item 1 – Election of Directors* beginning on page 12.



Your Board of Directors recommends that you vote FOR each director nominee.

Composition of our Director Nominees

Gender and Racial/Ethnic Diversity	**Tenure**	**Age Mix**	**Independence**
36%	**7.4 years** AVERAGE NUMBER	**63.7 years** AVERAGE AGE	91%

Gender Diversity

27% Female

 0-3 years

4-8 years

9-11 years

12+ years

Racial and Ethnic Diversity

18%

Age Mix

 <62 years

62-67 years

68+ years

Our Director Nominees' Attributes and Experience



100%

Leadership



36%

Industry



64%

Environmental



91%

Corporate Governance



64%

Innovation and Technology



100%

Financial or Accounting



73%

Government, Public Policy or Legal



100%

Human Capital/Talent Management



100%

Risk Management



91%

Customer and Community

Corporate Governance Highlights

BOARD COMPOSITION AND INDEPENDENCE

- All independent directors except for Board Chair
- Independent Lead Director with clearly defined role and responsibilities
- 100% independent Board committees
- Independent directors meet in executive session at each regularly scheduled Board meeting

ROBUST SHAREHOLDER RIGHTS

- Annual election of all directors
- Majority voting standard for uncontested elections of directors
- Ability for shareholders to call a special shareholder meeting – threshold lowered to 15% in 2022
- Ability for shareholders to nominate directors through proxy access

BOARD AND COMMITTEE GOVERNANCE PRACTICES

- Annual Board and committee evaluations, including individual director interviews led by the independent Lead Director
- Robust director and executive share ownership guidelines
- Regular Board refreshment



James A. Bennett, 61
INDEPENDENT

Director Since **2019**
South Carolina Mid-South Area
Executive, First-Citizens Bank &
Trust Company



Robert M. Blue, 55
CHAIR, PRESIDENT AND CEO,
DOMINION ENERGY, INC.

Director Since **2020**



D. Maybank Hagood, 61
INDEPENDENT

Director Since **2019**
Chairman and CEO,
Southern Diversified Distributors, Inc.



Ronald W. Jibson, 69
INDEPENDENT

Director Since **2016**
Retired Chairman, President and
CEO, Questar Corporation



Mark J. Kington, 63
INDEPENDENT

Director Since **2005**
Managing Director,
Kington Management, LP



Kristin G. Lovejoy, 56
INDEPENDENT

Director Since **2022**
Global Security and Resilience Practice
Leader, Kyndryl Holdings, Inc.



Joseph M. Rigby, 66
INDEPENDENT

Director Since **2017**
Retired Chairman, President and CEO,
Pepco Holdings, Inc.



Pamela J. Royal, M.D., 60
INDEPENDENT

Director Since **2013**
President, Royal Dermatology
and Aesthetic Skin Care, Inc.



Robert H. Spilman, Jr., 66
INDEPENDENT LEAD DIRECTOR

Director Since **2009**
Chairman, President and CEO,
Bassett Furniture Industries, Incorporated



Susan N. Story, 63
INDEPENDENT

Director Since **2017**
Retired President and CEO,
American Water Works Company, Inc.



Michael E. Szymanczyk, 74
INDEPENDENT

Director Since **2012**
Retired Chairman and CEO,
Altria Group, Inc.

Ages as of March 1, 2023

Item 2
Advisory Vote on Approval of Executive Compensation (Say on Pay)

You are being asked to vote on an advisory basis on the compensation paid to the company's named executive officers (NEOs) as described in this Proxy Statement, including the Compensation Discussion and Analysis (CD&A), compensation tables and narrative discussion beginning on page 42.



Your Board of Directors recommends that you vote FOR this item.

For 2023, our CEO's long-term incentive awards are 100% performance based, with 70% of the payout based on relative TSR. We believe this creates strong alignment with our shareholders and reinforces our pay for performance culture.

Compensation Snapshot

The columns below illustrate the components of the annualized target total direct compensation opportunities provided to Mr. Blue, our CEO, and target direct compensation opportunities of the other NEOs in 2022.

Fixed		Performance-Based			
Base Salary		**Annual Incentive Plan**		**Long-Term Incentive Program**	
2022 Pay Elements					
CEO	Other NEOs	CEO	Other NEOs	CEO	Other NEOs
11%	28%	14%	22%	75%	50%

Why It Is Provided

Competitive base pay is necessary to attract, motivate and retain talent.

The AIP is a cash-based program focused on short-term goals and is designed to:
- Align interests of our shareholders, customers, communities and employees;
- Focus our workforce on company, operating group, team and individual goals that ultimately drive operational and financial results;
- Reward company earnings performance;
- Reward safety, DE&I, environmental and sustainability and other operating and stewardship goal successes;
- Emphasize teamwork by focusing on common goals; and
- Provide a competitive total compensation opportunity.

Our long-term incentive program (LTIP) focuses on Dominion Energy's longer-term strategic goals and the retention of our executive officers. In 2022, our NEOs received a long-term incentive award consisting of two components: 40% restricted stock with time-based vesting and 60% performance grant.
- Restricted stock serves as a strong retention tool and creates a focus on Dominion Energy's stock price to further align the interests of officers with the interests of our shareholders.
- Performance grants encourage and reward officers for making decisions and investments that create and maintain long-term shareholder value and benefit our customers and communities.

2022 Performance Metrics

- Consolidated operating earnings per share (EPS)
- Safety, DE&I, environmental and sustainability and other operating and stewardship goals

- Relative total shareholder return (TSR), with relative price-earnings (P/E) ratio modifier
- Cumulative operating EPS
- Non-carbon emitting generation capacity performance

Best Practices

WHAT WE DO
- ✓ Place a substantial portion of NEO pay at risk and tied to enhanced shareholder value
- ✓ Balance short-term and long-term incentives
- ✓ Require significant stock ownership for our CEO, other NEOs and all other officers
- ✓ Tie equity and cash-based incentive compensation to a clawback policy
- ✓ Consider shareholder feedback, including results of prior year's Say on Pay vote

WHAT WE DON'T DO
- ✗ Offer long-term or indefinite employment agreements to our executive officers
- ✗ Permit officers to hedge or pledge shares of our common stock
- ✗ Offer excessive perquisites or provide tax gross-ups on most executive perquisites
- ✗ Offer excessive change in control severance benefits

Item 3
Advisory Vote on the Frequency of Say on Pay

Our shareholders last voted in 2017 for the right to cast a "Say on Pay" vote every year, consistent with our Board's recommendation. This year, we are again asking shareholders to vote to indicate whether they would prefer holding an advisory vote on executive compensation every one, two or three years. Shareholders who have no preference may abstain from voting.

Our Board continues to recommend that an advisory vote be conducted every year so that shareholders may annually express their views on Dominion Energy's executive compensation program. An annual advisory vote provides the most immediate feedback on our program.



Your Board of Directors recommends that you vote FOR ONE YEAR.

Item 4
Ratification of Appointment of Independent Auditor

The Audit Committee appointed Deloitte & Touche LLP (Deloitte) as the company's independent registered public accounting firm (independent auditor) for the fiscal year ending December 31, 2023. The Audit Committee and the Board believe that the retention of Deloitte to continue serving as the company's independent auditor is in the best interests of Dominion Energy and its shareholders.

You are being asked to ratify the appointment of Deloitte as the company's independent auditor for fiscal year 2023. Additional details about the Audit Committee's appointment of Deloitte as the company's independent auditor for the fiscal year 2023, as well as the fees paid to Deloitte in 2022 and 2021, can be found beginning on page 83.



Your Board of Directors recommends that you vote FOR this item.

Management's Proposals to Amend the Company's Bylaws

Item 5
You are being asked to vote on management's proposal to amend Article IV of the company's Bylaws to make certain changes to the information required to be provided by a shareholder requesting a special meeting of the company's shareholders. We recommend a vote FOR Item 5 for the reasons set forth in the proposal, which can be found on page 86.

Item 6
You are being asked to vote on management's proposal to amend Article XI of the company's Bylaws to make certain changes to the advance notice provision for director nominations by shareholders. We recommend a vote FOR Item 6 for the reasons set forth in the proposal, which can be found beginning on page 87.



Your Board of Directors recommends that you vote FOR these items.

Item 7
Shareholder Proposal Regarding a Policy to Require an Independent Chair

You are being asked to vote on a shareholder proposal, if properly presented at the 2023 Annual Meeting, regarding a policy to require an independent chair of the Board of Directors.

Details of the proposal, as well as the company's opposing statement, can be found beginning on page 90. We recommend a vote against the proposal in Item 7 for the reasons set forth in the opposing statement.



Your Board of Directors recommends that you vote AGAINST this item.

Item 1: Election of Directors



Your Board of Directors recommends that you vote FOR each of the director nominees.

Our Board of Directors, based on the recommendation of the Nominating and Governance Committee (N&G Committee), has nominated 11 directors for election at the 2023 Annual Meeting to hold office until the next annual meeting or until their respective successors are duly elected or appointed and qualified. All nominees are currently directors, and all directors, except for Ms. Lovejoy who was elected to the Board effective August 1, 2022, were elected by shareholders at the 2022 Annual Meeting. Each nominee has agreed to be named in this Proxy Statement and to serve as director for another term, if elected. As noted above, Ms. Lovejoy is an incumbent nominee for election to the Board this year who previously was not elected by the company's shareholders. Ms. Lovejoy was identified as a potential director candidate by the N&G Committee and recommended to the Board as a director nominee. For additional information regarding the voting requirements to elect directors, see *What are the voting requirements to elect the directors and to approve each of the proposals in this Proxy Statement and what is the effect of abstentions and broker non-votes?* on page 96.

Our Board selected the 11 nominees based on their diverse mix of skills, experiences and perspectives, and believes they provide quality advice and counsel to Dominion Energy's management and effectively oversee the business and long-term interests of shareholders. These nominees bring to the Board a wide array of business and professional skills, as well as industry expertise. In addition, many of our Board members are connected to the communities that we serve, providing valuable feedback and insight into the impacts of Board decisions on customers. They are collegial, thoughtful, responsible and intelligent leaders who are diverse in terms of age, gender, ethnicity and professional experience. Our nominees are also diverse from a geographic perspective, with directors from five different states, including Virginia, South Carolina and Utah. Many of the nominees serve or have served on other public company boards, enabling our Board to stay apprised of best practices implemented at other companies and promoting informed and effective governance. Since 2019, the Board has added four new directors, bringing fresh insights and perspectives, additional industry experience and further ethnic and gender diversity to the Board. Directors are given numerous opportunities to learn about the company through site visits as well as subject matter videos. In 2022, the Board visited a RNG facility in North Carolina, solar and nuclear power sites, as well as Oak Ridge National Laboratory and the University of Tennessee to discuss innovation, reliability and resiliency.

Under our Corporate Governance Guidelines, Mr. James O. Ellis, Jr. reached the age limit for service and will not stand for re-election. In addition, Ms. Helen E. Dragas, after 12 years of service to the Board, will not stand for re-election after faithfully serving the Board and the company for over a decade. We thank them both for their service, their guidance and oversight, as well as their chairing of the Audit and Sustainability and Corporate Responsibility (SCR) Committees, respectively.

In lieu of designating substitutes at this time, our Board will reduce the number of directors to 11. The Board expects to evaluate and vet candidates for election as directors as part of its normal course of business as described under *Director Nominations and Board Refreshment* on page 25.

Although it is not anticipated that any of the individuals named below will be unable or unwilling to stand for election, in the event of such an occurrence, a proxy may be voted for a substitute designated by our Board, or in lieu of designating a substitute, our Board may reduce the number of directors.

Director Nominees

The Board attribute matrix below highlights the mix of key skills, qualifications, attributes and experiences that each director nominee brings to our Board. Nominees developed competencies in these skills through education, direct experience and oversight responsibilities.

Because the matrix is a summary, it is not intended to be a complete description of all the key skills, qualifications, attributes and experience of each director.

The N&G Committee is committed to enhanced disclosure of Board diversity. Beginning in 2022, we asked each director to self-identify their race/ethnicity using one or more of the following categories: African American or Black, White or Caucasian, Alaskan Native or Native American, Asian, Native Hawaiian or Other Pacific Islander, Hispanic or Latino, two or more races/ethnicities and Other.

Skills, Qualifications, Attributes and Experiences	Bennett	Blue	Hagood	Jibson	Kington	Lovejoy	Rigby	Royal	Spilman	Story	Szymanczyk
Leadership. CEO, executive or senior management experience guiding complex organizations, including developing and implementing corporate strategies and long-term business plans.	●	●	●	●	●	●	●	●	●	●	●
Industry. Experience in utility, energy and/or nuclear energy operations, including the associated risks and public policy issues.		●		●		●				●	
Financial or Accounting. Experience in accounting or finance, including oversight of financial reporting and internal controls and/or raising debt and equity capital.	●	●	●	●	●	●	●	●	●	●	●
Corporate Governance. Experience with Board oversight and management accountability, as well as protecting shareholder and stakeholder interests.	●	●	●	●	●		●	●	●	●	●
Risk Management. Experience overseeing or managing financial, operational and other significant risks that affect our business.	●	●	●	●	●	●	●	●	●	●	●
Government, Public Policy or Legal. Experience working with governmental agencies and advancing policy and legislative initiatives.	●	●		●	●	●	●			●	●
Human Capital/Talent Management. Experience in attracting, developing, motivating and retaining a talented workforce.	●	●	●	●	●	●	●	●	●	●	●
Innovation and Technology. Experience overseeing or driving technological trends, digital platforms, cybersecurity and development of new technologies.		●	●	●	●	●		●		●	
Environmental. Experience overseeing or managing environmental, climate or sustainability practices, with an understanding of environmental policy, risks, regulations and compliance obligations.		●		●			●		●	●	●
Customer and Community. Experience in a customer-facing industry with an understanding of customer and community expectations, including transforming the customer experience.	●	●	●	●	●		●		●	●	●
Board Tenure and Diversity*											
Tenure (# of years as of March 1, 2023)	4	2	4	6	18	<1	6	10	13	6	10
Age (as of March 1, 2023)	61	55	61	69	63	56	66	60	66	63	74
Female						●		●		●	
Male	●	●	●	●	●		●		●		●
African American or Black	●							●			
White or Caucasian		●	●	●	●	●	●		●	●	●

* No director self-identifies as Alaskan Native or Native American; Asian, Native Hawaiian or Other Pacific Islander; or Hispanic or Latino.

Information about each director nominee is presented on the following pages, including specific key experience and qualifications that led the N&G Committee and our Board to nominate him or her to serve as a director. Dominion Energy performed a wholesale evaluation of attributes in 2022, making refinements to the attributes, and directors evaluated their experience in line with the updated language. Attributes were updated to be closely aligned with the necessary skills, qualifications and experiences Dominion Energy directors should possess in providing oversight in line with our mission, core values and strategic plans. This may have resulted in changes to this chart from previous proxy statements.

James A. Bennett

Independent | Age 61

DIRECTOR SINCE: 2019



COMMITTEES
- Finance and Risk Oversight
- Sustainability and Corporate Responsibility

EXPERIENCE

Mr. Bennett has served as South Region Mid-South Area Executive since January 2015 for First-Citizens Bank & Trust Company (First Citizens) in Columbia, South Carolina, having previously served as Executive Vice President, Director of Public Affairs and Chief Diversity Officer. Before joining First Citizens, Mr. Bennett became the youngest bank president in South Carolina when he was named President of Victory Savings Bank in 1989.

Mr. Bennett has been actively involved with the Columbia Urban League for more than 35 years, serving previously as League Chairman, and is a former chairman of the board of Claflin University, a private, historically black university located in Orangeburg, South Carolina. Mr. Bennett currently serves as chair of the Midlands Business Leadership Group, as well as chair of the University of South Carolina Educational Foundation. He is a member of the board of directors of Blue Cross Blue Shield of South Carolina and former chair of the South Carolina Bankers Association.

Mr. Bennett received his undergraduate degree from the University of South Carolina and is a graduate of the South Carolina Bankers School.

QUALIFICATIONS, ATTRIBUTES AND SKILLS

- Mr. Bennett has extensive background in the banking industry, including operating responsibilities and management experience.
- He has financial and risk management expertise from a regulated industry perspective and familiarity with human resources and customer service concerns associated with the financial services sector.
- He has demonstrated a commitment to the community and non-profit organizations within South Carolina.
- Due to his tenure on the board of directors of SCANA Corporation (SCANA), Mr. Bennett has relevant corporate governance and public company board experience, including transparency, accountability and board effectiveness.

PUBLIC COMPANY BOARD EXPERIENCE
- SCANA Corporation (1997-2018)

Robert M. Blue

Chair, President and Chief Executive Officer, Dominion Energy | Age 55

DIRECTOR SINCE: 2020



EXPERIENCE

Mr. Blue has served as Chair of the Board of Dominion Energy since April 2021 and as President and Chief Executive Officer since October 2020, having previously served as Executive Vice President and Co-Chief Operating Officer from December 2019 through September 2020. He served as Executive Vice President and President & Chief Executive Officer – Power Delivery Group from May 2017 through November 2019, and in various Senior Vice President roles since 2008.

Prior to joining Dominion Energy in 2005, Mr. Blue served as Counselor and Director of Policy for the Governor of Virginia.

He currently serves on the boards of the Edison Electric Institute and the Institute of Nuclear Power Operations. He is a member of the boards of the Federal Reserve Bank of Richmond, the Greater Washington Partnership, Sports Backers and Communities in Schools of Virginia, as well as a member of the University of Virginia's Board of Visitors.

Mr. Blue received his undergraduate degree and Master of Business Administration from the University of Virginia and his law degree from Yale University.

QUALIFICATIONS, ATTRIBUTES AND SKILLS

- Mr. Blue has in-depth knowledge of the company's business and operations, with more than 18 years of experience at Dominion Energy.
- He has demonstrated the leadership skills needed to oversee the company's strategic focus on its state-regulated, sustainability-focused utilities.
- He possesses an understanding of the environmental, regulatory and public policy issues central to our core utility businesses.

D. Maybank Hagood
Independent | Age 61

DIRECTOR SINCE: 2019



COMMITTEES
- Audit
- Sustainability and Corporate Responsibility

EXPERIENCE

Mr. Hagood has served as Chief Executive Officer of Southern Diversified Distributors, Inc. (SDD) since 2003 and as Chairman since 2012. SDD is the parent company of William M. Bird and Company, Inc. and TranSouth Logistics, LLC, providers of floor covering distribution and supplies, warehousing, logistics and transportation throughout the Southeast.

Mr. Hagood chairs the board of directors of the Lamb Institute, a non-profit organization based in Charleston, South Carolina. The Lamb Institute funds several ministries in Honduras providing funding, volunteer resources and support to a school, orphanage, bilingual elementary school and various other programs. He also serves on the board of Bravo Services, LLC, a consortium of 12 North American flooring companies representing over $2 billion in annual sales of floor covering and related supply products.

Mr. Hagood received both his undergraduate degree and Master of Business Administration from the University of Virginia.

QUALIFICATIONS, ATTRIBUTES AND SKILLS

- Mr. Hagood brings leadership, management, human resources, risk management, financial operations and strategic planning skills as the CEO of SDD.

- In his role as CEO of SDD, Mr. Hagood is responsible for overseeing its corporate information technology systems and strategy, customer service operations, supply chain management and marketing as well as addressing changing consumer preferences.

- Mr. Hagood also brings relevant corporate governance and public company board experience including transparency, accountability and board effectiveness, through his tenure as a member of the board of directors of SCANA.

PUBLIC COMPANY BOARD EXPERIENCE
- SCANA Corporation (1999-2018)

Ronald W. Jibson
Independent | Age 69



COMMITTEES
- Finance and Risk Oversight
- Sustainability and Corporate Responsibility

EXPERIENCE

Mr. Jibson served as Chairman, President and Chief Executive Officer of Questar Corporation (Questar), a former publicly traded natural gas utility based in Salt Lake City, Utah from July 2012 to Questar's merger with Dominion Energy in September 2016. He served as President and CEO of Questar from June 2010 to July 2012.

Mr. Jibson is actively involved in Salt Lake City community and civic organizations, including the Utah State University Foundation Board and Success in Education. He served on the boards of the State of Utah Board of Regents, United Way, the Utah Symphony/Opera, the Women's Leadership Institute and the Salt Lake Chamber.

Mr. Jibson received his undergraduate degree in Civil Engineering from Utah State University and Master of Business Administration from Westminster College.

QUALIFICATIONS, ATTRIBUTES AND SKILLS

- Mr. Jibson has in-depth knowledge of the U.S. natural gas industry, including responsibility for and extensive experience with gas transmission and distribution operations, operational safety, cybersecurity, regulatory affairs and marketing, developed during 35 years of service at Questar.

- He provides our Board with management, leadership and analytical skills from his experience as a CEO of a public company as well as an understanding of finance and accounting matters associated with a regulated utility.

- Due to his experience on the board of Questar, Mr. Jibson is familiar with public company corporate governance requirements, including transparency, accountability and board effectiveness.

- He is a known leader in the natural gas industry as demonstrated through his service as chairman of the American Gas Association in 2013.

- He has shown a demonstrated commitment to community and non-profit organizations within Utah.

PUBLIC COMPANY BOARD EXPERIENCE

- IDACORP, Inc., an electric power generation, transmission and distribution company (since 2013)

Mark J. Kington
Independent | Age 63



COMMITTEES
- Finance and Risk Oversight (Chair)
- Compensation and Talent Development

EXPERIENCE

Mr. Kington has been managing director of Kington Management, LP, a private investment firm, and its predecessor since 2012. He was managing director of X-10 Capital Management, LLC, a private investment firm, from 2004 to 2012.

Mr. Kington is and has been the principal officer and investor in several communications firms and was a founding member of Columbia Capital, LLC, a venture capital firm specializing in the communications and information technology industries.

He currently serves on the board of the Darden School Foundation. He has also served on the boards of Colonial Williamsburg, the National Trust for Historic Preservation, the Nature Conservancy in Virginia and the NPR Foundation.

Mr. Kington received his undergraduate degree from the University of Tennessee and Master of Business Administration from the University of Virginia.

QUALIFICATIONS, ATTRIBUTES AND SKILLS
- Mr. Kington has extensive experience in information technology, investment management and corporate finance, including derivatives and capital markets, that is valuable as the Chair of the Finance and Risk Oversight Committee.
- He also has regulatory and governmental expertise acquired during his tenure in the highly regulated telecommunications industry.
- Through his service as a managing director, Mr. Kington brings leadership and risk management experience.
- Mr. Kington also has demonstrated a commitment to community and non-profit organizations within Virginia.

Kristin G. Lovejoy

Independent | Age 56



COMMITTEE
- Audit

EXPERIENCE

Ms. Lovejoy has been Global Security and Resilience Practice Leader for Kyndryl Holdings, Inc. (Kyndryl), a multinational, NYSE listed information technology infrastructure services company, since November 2021.

Prior to joining Kyndryl, Ms. Lovejoy served as Global Cybersecurity Leader for Ernst & Young from February 2019 to November 2021, and was the founder and CEO of BluVector Inc. (BlueVector), an AI-powered, sense-and-respond platform from January 2017 through January 2019. Prior to that, she held senior positions at IBM, serving as Global Chief Information Security Officer and General Manager of the company's Security Services Division, and was charged with building end-to-end security programs for IBM's global clients.

Ms. Lovejoy holds U.S. and EU patents in areas around risk management and was named The Consulting Report's "Top Cybersecurity Leader of 2021," and one of the "Top 10 Guardians of Cyberspace" by The Cyber Express in 2022.

She currently serves as a director of Radiant Logic and as a technology mentor for the Columbia University Center for Technology Management.

Ms. Lovejoy received her undergraduate degree from Lafayette College.

QUALIFICATIONS, ATTRIBUTES AND SKILLS

- Ms. Lovejoy is a recognized expert and thought leader in the fields of cybersecurity, risk, resilience, compliance and governance. Ms. Lovejoy's cybersecurity experience is invaluable to a utility company such as Dominion Energy, which must maintain the security of the electric grid and prevent interruptions in service due to cyber attacks.

- Ms. Lovejoy brings innovation and technological experience developed through the necessary prerequisites of staying abreast of cyber tactics, strategies and issue resolution.

- Ms. Lovejoy also has leadership, human capital management and financial and risk management experience acquired through her senior roles at Kyndryl and IBM, and as founder and CEO of BlueVector.

Joseph M. Rigby
Independent | Age 66



COMMITTEES
- Audit
- Nominating and Governance

EXPERIENCE

Mr. Rigby served as Chairman, President and Chief Executive Officer of Pepco Holdings, Inc. (PHI), an energy delivery company serving the mid-Atlantic region, from May 2009 to March 2016. Prior to that, Mr. Rigby held other executive officer positions with PHI and its subsidiaries, including chief operating officer (COO) and chief financial officer (CFO). He currently serves as non-executive Chairman of South Jersey Industries, Inc. (South Jersey), an energy delivery company headquartered in Folsom, New Jersey, a position he has held since 2020.

Mr. Rigby served on the boards of the Edison Electric Institute, U.S. Chamber of Commerce, and Rutgers University Advisory Board, among others.

He has an accounting degree from Rutgers University and a Master of Business Administration from Monmouth University and is a Certified Public Accountant.

QUALIFICATIONS, ATTRIBUTES AND SKILLS

- Mr. Rigby has extensive utility expertise, with in-depth knowledge of electric transmission and distribution operations, acquired through more than 37 years of service with PHI and its subsidiaries.

- He brings leadership, strategic planning, management, regulatory and compliance, finance, human resources and mergers and acquisition experience, among other business disciplines, acquired in his role as CEO of PHI. Mr. Rigby was integrally involved in the merger of PHI with Exelon, retiring as CEO of PHI upon completion of the merger in 2016.

- Mr. Rigby also provides financial and accounting expertise from his service as the CFO of PHI and his utility accounting background.

- Due to his experience on the boards of PHI and South Jersey, Mr. Rigby is extremely familiar with public company corporate governance requirements, including transparency, accountability and board effectiveness.

PUBLIC COMPANY BOARD EXPERIENCE
- South Jersey Industries, Inc. (since 2016)

Pamela J. Royal, M.D.

Independent | Age 60



COMMITTEES
- Audit
- Nominating and Governance (Chair)

EXPERIENCE

Dr. Royal has been the owner and President of Royal Dermatology and Aesthetic Skin Care, Inc. since 1990. She is also a practicing physician.

Dr. Royal currently serves on the boards of The Community Foundation (former chair), The Valentine Museum (former chair), the Virginia Museum of Fine Arts and the YMCA of Greater Richmond and is a member of the Local Advisory Board of Truist Bank. She previously served on numerous other boards, including the Executive Committee of Venture Richmond (secretary), Bon Secours Richmond Health System, St. Christopher's School, the United Way of Greater Richmond and Petersburg (former chair), CenterStage Foundation (former vice chair), The Greater Richmond Chamber of Commerce, J. Sargeant Reynolds Community College Foundation and the Virginia Early Childhood Foundation.

Dr. Royal received her undergraduate degree from Hampton University and her medical degree from Eastern Virginia Medical School.

QUALIFICATIONS, ATTRIBUTES AND SKILLS

- As a recognized leader in the business and civic community in her native Richmond, Virginia, and from her experience as president of her own medical practice, Dr. Royal provides leadership, management and analytical skills to the Board.

- She also brings broad experience with regulatory matters, including privacy and data security issues, and insurance expertise, developed through her experience running a successful business for over 20 years in a highly regulated industry.

- From her familiarity with the local economies and the communities we serve, and as a local business owner, Dr. Royal understands the criticality of meeting customer and stakeholder expectations and the value of maintaining and building our brand and reputation.

Robert H. Spilman, Jr.
Independent Lead Director | Age 66



COMMITTEES
- Compensation and Talent Development
- Nominating and Governance

EXPERIENCE

Mr. Spilman has been President and Chief Executive Officer of Bassett Furniture Industries, Incorporated (Bassett), a NASDAQ listed furniture manufacturer and distributor, since 2000. He has also served as Chairman of the Board of Bassett since 2016.

Mr. Spilman serves on the Virginia Foundation for Independent Colleges and previously was Chairman of the Board of Directors of New College Institute. He also was lead director of Harris Teeter Supermarkets, Inc. from 2012 to 2014.

Mr. Spilman received his undergraduate degree from Vanderbilt University.

QUALIFICATIONS, ATTRIBUTES AND SKILLS

- Mr. Spilman has knowledge of and expertise in brand management, product development and competitive consumer markets as CEO of a publicly traded national retailer, manufacturer and marketer of branded home furnishings.

- He is familiar with human resources and information technology concerns associated with retail operations. Mr. Spilman provides leadership, investor relations and management skills from his experience as the current CEO and director of a public company.

- He also brings public company board and governance experience as a former lead director of Harris Teeter Supermarkets, Inc. This experience includes transparency, accountability and board effectiveness.

PUBLIC COMPANY BOARD EXPERIENCE

- Bassett Furniture Industries, Incorporated (since 1997)

Susan N. Story
Independent | Age 63



COMMITTEES
- Finance and Risk Oversight
- Nominating and Governance
- Sustainability and Corporate Responsibility

EXPERIENCE

Ms. Story served as President and Chief Executive Officer of American Water Works Company, Inc. (American Water) a New York Stock Exchange (NYSE) listed company, from 2014 to April 2020, after joining American Water as Senior Vice President and Chief Financial Officer in 2013.

Prior to American Water, Ms. Story served as Executive Vice President of Southern Company (Southern), an NYSE listed electric power generation, transmission and distribution company from 2003 through 2013, and in other executive positions with subsidiaries of Southern, including President and CEO of Southern Company Services from January 2011 to April 2013 and President of Gulf Power Company from April 2003 through December 2010.

Ms. Story serves or has served on a number of boards, including the Bipartisan Policy Center, the New York Stock Exchange Board Advisory Council, the Council of CEOs, the Moffitt Cancer Center Advisory Board, the Alliance to Save Energy and the Electric Power Research Institute Advisory Council.

Ms. Story received her undergraduate degree in Industrial Engineering from Auburn University and a Master of Business Administration from the University of Alabama.

QUALIFICATIONS, ATTRIBUTES AND SKILLS

- Ms. Story brings leadership, operations, strategic planning, environmental, cybersecurity, technological transformation, governance and financial and risk management experience from her service as the President and CEO and the CFO of an S&P 500 publicly traded, regulated utility.

- She developed extensive industry experience during her career at Southern and then American Water, including her tenure as President of Gulf Power Company, where she addressed many issues also faced by Dominion Energy, including technological advances, nuclear operations, cybersecurity threats, regulatory compliance requirements, changing workforce demographics, strategic workforce planning and healthcare costs management.

- As former lead director of Raymond James Financial, Inc. and as a current board member of Newmont Corporation and Carrier Global Corporation, Ms. Story is extremely familiar with public company corporate governance requirements, including transparency, accountability and board effectiveness.

PUBLIC COMPANY BOARD EXPERIENCE
- Carrier Global Corporation (since 2023)
- Newmont Corporation (since 2020)
- American Water Works Company, Inc. (2014-2020)
- Raymond James Financial, Inc. (2008-2023)

Michael E. Szymanczyk
Independent | Age 74



COMMITTEES
- Compensation and Talent Development (Chair)
- Sustainability and Corporate Responsibility

EXPERIENCE

Mr. Szymanczyk served as Chairman and Chief Executive Officer of Altria Group, Inc. (Altria), an NYSE listed company, from March 2008 to May 2012. He served as Chairman, President and CEO of Philip Morris USA Inc., from 2002 to 2008. Prior to that, he served in various sales and marketing roles at Philip Morris Companies, Proctor & Gamble, Inc. and Kraft, Inc.

Mr. Szymanczyk previously served on the boards of Duke Realty Corporation, Virginia Commonwealth University School of Engineering Foundation, United Negro College Fund and Richmond Performing Arts Center. He also served on the Board of Trustees of the University of Richmond and the Dean's Advisory Council for the Indiana University Kelley School of Business.

Mr. Szymanczyk received his undergraduate degree from the University of Indiana.

QUALIFICATIONS, ATTRIBUTES AND SKILLS

- Mr. Szymanczyk has leadership, problem-solving, communications, management and analytic skills gained from his experience as the CEO of a Fortune 500 public company.

- He has expertise in complex strategic, operational, human resources, investor relations, capital markets, regulatory and compliance, litigation management, risk management, mergers and acquisitions and other matters that are critical in effective board oversight of a public company.

- Mr. Szymanczyk brings innovation and technology experience developed through his oversight of research & development and marketing operations while COO/CEO of Philip Morris USA Inc. and later as CEO of Altria.

- Due to his service on the Altria and Duke Realty boards of directors, he is extremely familiar with public company corporate governance requirements, including transparency, accountability and board effectiveness.

PUBLIC COMPANY BOARD EXPERIENCE
- Duke Realty Corporation (2014-2022)

Corporate Governance

Effective Board Governance at Dominion Energy

Board and Committee Evaluations
- Annual Board and committee evaluations completed anonymously by each director for the Board as a whole and each committee on which the director serves.
- One-on-one discussions between each independent director and the Lead Director.

See page 27.

Board Structure
- Clearly defined responsibilities for Board leadership.
- All Board committees composed of independent directors.

See page 28.

Accountability
- Robust shareholder engagement program with year-round outreach.
- Ongoing commitment to transparency with reports and disclosures responsive to investor feedback.

See page 37.

Board Refreshment Process
- Board composition, including current and future needs, regularly analyzed. Use of third-party consultant to assist with identifying and vetting potential candidates with the experience necessary to advise the company on its strategic plans.
- N&G Committee charged with selecting candidates who represent a mix of backgrounds and experiences that will enhance the quality of the Board's deliberations and decisions as well as those of its committees.

See below.

Board Oversight
- Board oversight of the company's risk profile and management's processes for assessing and managing risk, through both the whole Board and its committees.
- Oversight of cybersecurity, sustainability and corporate responsibility and political contributions and lobbying by the Finance and Risk Oversight, SCR and Audit Committees, respectively, together with the full Board.
- Ongoing Board oversight of management's execution of the company's long-term strategy.

See page 33.

Director Nominations and Board Refreshment

The N&G Committee is responsible for identifying, evaluating and recommending nominees for election to the Board.

The N&G Committee is charged with assessing the size and composition of our Board and determining whether its composition is appropriate for the company's current and future strategic needs. As part of its assessment, the N&G Committee considers a variety of factors, including:

4

NEW DIRECTORS
added since 2019, bringing fresh perspectives to the Board

- Feedback on attributes and performance through Board assessments and executive session discussions;
- The existing and desired skills and experiences that would be beneficial to our Board and its committees;
- The results of the Board's evaluation process and identified areas of expertise of current directors;
- Changes in our business strategy and operating environment;
- Tenure of current Board members, with the goal of striking a balance between the knowledge, continuity and other benefits that longer-tenured directors provide to the Board with the new experience, insights and fresh perspectives that new directors contribute; and
- Anticipated director retirements.

Board Refreshment Process



| Board composition, including current and future needs, is regularly analyzed | Candidate list is developed and refreshed, including any candidates recommended by directors, management and shareholders | Personal qualities, skills and background of potential candidates are considered. Candidates are reviewed for independence and potential conflicts | N&G Committee evaluates candidates and recommends nominees to the Board | Board evaluates the candidates, analyzes independence and potential conflicts and selects nominees |

In evaluating a director candidate, the N&G Committee considers, among other things:

- The candidate's business or other relevant experience;
- Whether the candidate's skills and competencies align with the company's strategic opportunities and challenges;
- The candidate's character, judgment, diversity of experience, business acumen and ability to act on behalf of shareholders;
- The interplay of the candidate's expertise, skills, knowledge and experience with that of other members of our Board; and
- The candidate's ability to contribute to the effectiveness of the Board.

Once a potential candidate is identified, the N&G Committee reviews the background of the candidate for potential conflicts and to determine whether the candidate would be independent under the independence standards of Dominion Energy and the NYSE. The Board then typically meets with candidates in small and large groups of directors and in informal and formal settings to allow for personal interaction and assessment. Both the N&G Committee and the Board meet in executive sessions to discuss the qualifications of the director candidate before the N&G Committee makes a final recommendation to the Board.

Commitment to Board Diversity

As required by the company's Corporate Governance Guidelines, the N&G Committee is charged with selecting candidates who represent a mix of backgrounds and experiences that will enhance the quality of the Board's deliberations and decisions as well as those of its five committees. The N&G Committee recognizes that a Board with diverse skills, experiences and perspectives helps encourage critical thinking and innovative, strategic discussions, which in turn contributes to the continued success of the company. Representation of gender, racial, cultural, geographic and other diverse perspectives promotes the Board's understanding of the needs and viewpoints of our investors, customers, employees, suppliers, communities and other stakeholders. While it does not have a formal policy regarding diversity, the N&G Committee is committed to actively seeking quality women and minority candidates for consideration. Our current Board include five directors who are women and/or people of color, reflecting a Board that is 38% diverse. Two of the Board's five committees are currently led by chairs who are diverse.

Director Candidate Recommendations

When identifying potential nominees, the N&G Committee considers candidates recommended by shareholders, current members of the Board or members of management, as well as any other well-qualified candidates who may come to the N&G Committee's attention. The N&G Committee also utilizes an independent, third-party search firm to assist with an ongoing identification and vetting of potential candidates. Shareholder recommendations are reviewed in the same manner as candidates identified by or recommended to the N&G Committee. Any shareholder wishing to recommend a director candidate for consideration by the N&G Committee should send a written statement to the Corporate Secretary, identifying the candidate and providing relevant qualifications and biographical information.

Shareholder-Nominated Director Candidates

Dominion Energy's Bylaws allow a shareholder, or a group of up to 20 shareholders, owning collectively 3% or more of the company's outstanding common stock continuously for at least the previous three years, to nominate and include in the company's proxy materials director nominees constituting up to the greater of 20% of the Board or two nominees provided that such shareholder(s) and nominee(s) satisfy the requirements set forth in Article XII of our Bylaws.

Our Bylaws also allow a shareholder to nominate persons for election as directors provided that the shareholder satisfies the requirements specified in Article XI of our Bylaws.

For additional information, see *Proposals and Business by Shareholders* on page 101.

Board and Committee Evaluations

Our Board conducts an annual evaluation designed to enhance its effectiveness and performance. Our Lead Director, together with the N&G Committee, oversees the Board's annual evaluation process.

1 **EVALUATION QUESTIONNAIRES**

Anonymous submission of evaluation questionnaires allows candid input by each director regarding the performance and effectiveness of the Board.

2 **INDIVIDUAL DIRECTOR INTERVIEWS**

Lead Director has in-depth discussions with each independent director designed to gather suggestions for improving Board effectiveness and to solicit input on a range of issues, including overall Board performance, the Board's understanding of the company's core businesses and strategy, Board and committee responsibilities, CEO and senior management succession planning, the flow of information from management and Board meeting agenda topics.

3 **BOARD DISCUSSION**

Responses from Board questionnaires and insights from the Lead Director interviews are discussed in executive session with directors only, and potential areas to enhance the Board's effectiveness are identified.

4 **FEEDBACK INCORPORATED**

The Board and each of its committees develop plans to act based on the results, as appropriate.

Dialogue continues throughout the year with updates in regular sessions with management and executive sessions of the Board regarding any identified focus item and any new topics that may arise.

Board policies and practices are updated as appropriate as a result of feedback provided during the annual evaluation process and throughout the year.

Each Board committee also conducts an annual evaluation of its effectiveness and performance. Similar to the Board, each committee member anonymously completes a written questionnaire soliciting feedback on topics such as committee size, member expertise, responsibilities, meeting materials provided by management and performance. A compilation of the responses is reviewed and discussed by each committee in executive session, and a summary of all committee assessment results is provided to the N&G Committee for its review and discussion.

Director Independence

Our Corporate Governance Guidelines and the NYSE listing standards require that the Board be composed of a majority of independent directors. To assist in assessing director independence, the Board has adopted independence standards that also meet the independence requirements of the NYSE listing standards. In applying our independence standards and applicable Securities and Exchange Commission (SEC) and NYSE criteria, the Board considers all relevant facts and circumstances.

Our independence analysis also identifies certain types of commercial and charitable relationships that are immaterial and, therefore, do not affect a director's independence. As such, these categorical relationships are not considered by the Board when determining independence, though they are reported to the N&G Committee annually. The Board may determine that a director is independent even if that director has a relationship that does not fit within these categorical standards, provided that the relationship does not violate our independence standards or NYSE independence standards. If such a decision is made, the basis for the Board's determination will be explained in the company's next proxy statement. Our independence standards are included in the appendix to our Corporate Governance Guidelines. The corporate governance documents referred to in this Proxy Statement can be found on our website. See *Corporate Governance Materials Available on Our Website* on page 100.

Based on the NYSE's and Dominion Energy's independence standards, and considering all relevant facts and circumstances, the Board affirmatively determined that the following directors are independent: Messrs. Bennett, Ellis, Hagood, Jibson, Kington, Rigby, Spilman and Szymanczyk, Dr. Royal and Mses. Dragas, Lovejoy and Story.

In determining the independence of Mr. Jibson, the N&G Committee considered the employment of Mr. Jibson's adult, financially independent son by Dominion Energy during 2022. Mr. Jibson's son is employed as a manager of joint operations and regulatory affairs with a subsidiary of Dominion Energy and is not an executive officer of Dominion Energy or any of its subsidiaries. The N&G Committee recommended to the Board and the Board determined that the employment of Mr. Jibson's son does not affect Mr. Jibson's independence.

Additional Independence Requirements for the Audit Committee and Compensation and Talent Development (CTD) Committee members. Our Audit Committee charter also contains additional independence requirements, including prohibiting its members from receiving any compensation from Dominion Energy except in their capacity as a director or committee member, or as permitted by SEC rules with respect to fixed amounts of compensation under a retirement plan for prior services. Our CTD Committee charter requires directors who serve on the committee to satisfy the independence requirements under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (Exchange Act), as well.

Board Leadership Structure

Our Board regularly evaluates its leadership structure and considers alternative approaches as appropriate. The Board believes the company and its shareholders are best served by the Board retaining the flexibility to determine the appropriate leadership structure based on its assessment of company needs and circumstances, including whether the same individual should be Chair and CEO. Our Corporate Governance Guidelines provide that the Board will determine whether to combine or separate these roles, taking into consideration the needs of the company, succession planning, the skills and experience of the individual or individuals filling these positions and other relevant factors.

As part of the company's CEO succession process, the Board determined that the company and its shareholders are best served by having Mr. Blue serve as Chair and CEO. The Board believes this leadership structure provides the most effective governance framework for the company at this time. Mr. Blue is particularly well suited to lead the Board and company during our transition to Net Zero emissions across our business with his background in government and public policy as well as his experience with and deep understanding of company operations, regulatory environment, strategy and ESG issues. Given the company's transition to being almost entirely state-regulated, his senior-level experience in state government and work with government at all levels are particularly valuable and relevant. Mr. Blue is best positioned to drive our Net Zero strategy and engage with shareholders, employees, customers and other key stakeholders on these issues. A primarily independent Board (with Mr. Blue as the only non-independent board member) and a robust Lead Director role ensures engaged, independent oversight from the Board.

While the Board determined that the combined roles of Chair and CEO under Mr. Blue is appropriate at this time, as part of its annual governance review, the Board will continue to evaluate its leadership structure, while considering the company's specific needs and strategic objectives, as well as considering evolving industry norms and best practices.

The Board believes there is no single best leadership structure that is the most effective in all circumstances and that a rigid leadership structure could impede the Board's effectiveness and ability to act in the best interests of the company, its shareholders, and the customers and communities we serve. The diverse backgrounds and experiences of our directors provide the Board with broad perspectives from which to determine the leadership structure best suited for the company and the long-term interests of its shareholders.

STRONG INDEPENDENT BOARD OVERSIGHT

Our Board is composed of experienced and committed directors and, as noted above, all but one of the director nominees are independent. Our Board committees have experienced chairs and members, all of whom are independent. Under the leadership of the Lead Director, the Board is committed to strong independent Board leadership, with a number of practices in place to ensure appropriate Board oversight. Many of these practices are outlined below, and we believe that these factors, taken together, provide for objective Board governance, effective engagement with and oversight of management, and a voice that is independent from management and accountable to shareholders and other stakeholders. Our Lead Director, together with the other independent directors, exemplifies strong Board leadership and effectively engages and oversees management.

Independent Lead Director

Under our Corporate Governance Guidelines, the Board annually elects a Chair of the Board, and if the Chair is not independent, the independent directors of the Board will elect one of their own to serve as the Lead Director.

Our Board believes that an active, empowered Lead Director with well-defined duties is key to providing strong, independent leadership for the Board. The independent Lead Director's responsibilities include:

BOARD LEADERSHIP

- Presiding over the non-management executive session held at each Board meeting
- Calling meetings of the independent directors, as needed
- Conferring with the committee chairs and the Chair on agenda planning to ensure coverage of key strategic issues
- Ensuring the Board's ability to periodically review and provide input on and monitor management's execution of the company's long-term strategy
- Serving as the independent directors' representative in crisis situations
- Acting as a key advisor to the CEO on a wide variety of company matters
- Being authorized, in consultation with the Board, to retain independent advisors
- Engaging directly with key members of the leadership team

BOARD CULTURE

- Serving as liaison between the Chair and the independent directors
- Facilitating discussion among the independent directors on key issues and concerns
- Ensuring Board discussions demonstrate constructive questioning of management
- Promoting teamwork and communication among the independent directors
- Fostering an environment that allows for engagement and commitment of Board members

BOARD MEETINGS

- Approving meeting agendas and information sent to the Board
- Approving meeting schedules and working with the Chair and committee chairs to ensure there is sufficient time for discussion of all agenda items
- Presiding at all meetings or executive sessions of the Board at which the Chair is not present

PERFORMANCE AND DEVELOPMENT

- Leading, in conjunction with the CTD Committee, the annual performance assessment of the CEO
- Facilitating the Board's engagement with the CEO and CEO succession planning
- Leading the Board's annual self-assessment and recommendations for improvement, if any

SHAREHOLDER ENGAGEMENT

- Ensuring that he or she is available for direct engagement on matters related to Board governance and oversight, if requested by major shareholders
- Ensuring appropriate Board oversight of key stakeholder and investor engagement and disclosures

Mr. Spilman currently serves as the Lead Director and does not chair any Board committees, which allows Mr. Spilman to devote more of his time and attention to his Lead Director responsibilities.

2022 Meetings and Attendance

The Board met nine times in 2022. Each director serving in 2022 attended at least 75% of all Board meetings and the respective meetings of the committees on which he or she was a member held during the period for which he or she served as a director. As outlined in our Corporate Governance Guidelines, directors are expected to attend all Board and committee meetings. In addition, directors are expected to attend all annual meetings of shareholders. All our then serving directors attended the 2022 Annual Meeting.



99%

2022 OVERALL AVERAGE BOARD ATTENDANCE

Meetings of Independent Directors

Executive sessions of our independent directors are held at each regularly scheduled Board meeting and are presided over by our Lead Director.

The Committees of the Board

The Board established five standing committees (the Audit, CTD, Finance and Risk Oversight, N&G and SCR Committees) to assist it with the performance of its responsibilities. Our Board elects the members of these committees and the committee chairs annually at its organizational meeting following our annual meeting of shareholders, based on the recommendations of the N&G Committee. The chair of each committee develops with management the meeting agendas for that committee. After each meeting, each committee provides a full report to our Board. The Board has adopted charters for each of these committees. See *Corporate Governance Materials Available on Our Website* on page 100.

Information regarding the principal role, responsibilities and number of meetings held during 2022 of each committee is outlined below.

Audit Committee
MEETINGS HELD IN 2022: SEVEN*

James O. Ellis, Jr. (Chair)
D. Maybank Hagood
Kristin G. Lovejoy
Joseph M. Rigby
Pamela J. Royal, M.D.

ROLE & RESPONSIBILITIES

The Audit Committee's primary responsibilities include:

- Oversight of the integrity of the company's consolidated financial statements and financial reporting practices;
- Oversight of the company's compliance with legal and regulatory requirements and our systems of disclosure controls and internal control over financial reporting;
- The appointment and retention of the independent auditor and evaluation of its qualification, independence, performance and fees;
- Oversight of the performance of the company's internal audit function;
- Oversight of the review of the company's policies with respect to risk assessment and risk management; and
- Oversight of the company's Ethics & Compliance program.

This committee periodically meets with both the independent auditor and internal auditor in separate sessions without management present and consults with the independent and internal auditors regarding audits of the company's consolidated financial statements and adequacy of internal control over financial reporting. The Audit Committee's report is on page 84.

Each member meets the financial literacy requirements for Audit Committee membership under the NYSE's rules and the rules and regulations of the SEC. The Board has determined that Dr. Royal and Messrs. Hagood and Rigby are "audit committee financial experts," as defined under SEC rules.

* *Additionally, the Audit Committee and Finance and Risk Oversight Committee held a joint meeting in 2022 to receive management presentations pertinent to both committees related to the company's offshore wind project, cybersecurity and information technology and the proposed SEC rules related to cybersecurity and climate disclosures.*

Compensation and Talent Development Committee   MEETINGS HELD IN 2022: FIVE

Michael E. Szymanczyk (Chair)
Helen E. Dragas
Mark J. Kington
Robert H. Spilman, Jr.

ROLE & RESPONSIBILITIES

The CTD Committee's primary responsibilities include:

- Oversight of the company's executive compensation plan, policies and programs;
- Review and evaluation of the performance and compensation of the CEO;
- Review with the CEO the management succession plans for the CEO and other senior executive positions; and
- Oversight of strategies and policies related to human capital management, including DE&I, employee engagement and employee recruitment, retention and development.

The CTD Committee consults directly with its independent compensation consultant, Frederic W. Cook & Co., Inc. (FW Cook), as needed, in reviewing and approving the company's executive compensation program's philosophy and strategy to ensure that the program is based on sound compensation practices. For more information on the responsibilities and activities of the CTD Committee, see *CD&A* beginning on page 44. The CTD Committee's report to shareholders is on page 65.

No member of the CTD Committee has served as an officer or employee of Dominion Energy at any time. No Dominion Energy executive officer serves as a member of the compensation committee or on the board of directors of any company at which a member of Dominion Energy's CTD Committee or Board of Directors serves as an executive officer.

Finance and Risk Oversight Committee   MEETINGS HELD IN 2022: FOUR*

Mark J. Kington (Chair)
James A. Bennett
James O. Ellis, Jr.
Ronald W. Jibson
Susan N. Story

ROLE & RESPONSIBILITIES

The Finance and Risk Oversight Committee's primary responsibilities include:

- Overseeing the company's financial policies and objectives;
- Reviewing the company's capital structure, financing activity and appropriateness of its dividend policy;
- Overseeing the implementation of the company's risk assessment and risk management policies and objectives; and
- Reviewing its insurance coverage.

This committee receives presentations and reports throughout the year on risk and cybersecurity matters from the company's senior risk officer and Chief Security Officer. This committee also reviews and discusses periodic reports that management, including the Chief Nuclear Officer, prepares pertaining to the oversight of the company's nuclear operations.

* *Additionally, the Audit Committee and Finance and Risk Oversight Committee held a joint meeting in 2022 to receive management presentations pertinent to both committees related to the company's offshore wind project, cybersecurity and information technology and the proposed SEC rules related to cybersecurity and climate disclosures.*

Nominating and Governance Committee — MEETINGS HELD IN 2022: FIVE

Pamela J. Royal, M.D. (Chair)
James O. Ellis, Jr.
Joseph M. Rigby
Robert H. Spilman, Jr.
Susan N. Story

ROLE & RESPONSIBILITIES

The N&G Committee's primary responsibilities include:

- Directing the search for, evaluating the qualifications of, and recommending candidates for nomination to the Board;
- Reviewing and making recommendations to the Board concerning the appointment and composition of each Board committee and its chair;
- Overseeing the annual self-evaluation of the Board's effectiveness and the overall evaluation process; and
- Reviewing and ensuring compliance with Dominion Energy's Corporate Governance Guidelines.

The N&G Committee also annually reviews and assesses the compensation paid to Board members and recommends to the Board any changes to compensation and benefit plans it believes appropriate.

The N&G Committee is also briefed on any relevant regulatory or administrative requirements or developments (NYSE, SEC, etc.) and provides updates to the full Board on potential impacts and next steps.

Sustainability and Corporate Responsibility Committee — MEETINGS HELD IN 2022: FOUR

Helen E. Dragas (Chair)
James A. Bennett
D. Maybank Hagood
Ronald W. Jibson
Michael E. Szymanczyk

ROLE & RESPONSIBILITIES

The SCR Committee assists the Board in its oversight of the company's performance as a sustainable organization and responsible corporate citizen. Its primary responsibilities include:

- Overseeing strategies, activities, policies and standards regarding environmental sustainability, corporate social responsibility and public policy issues of significance and related innovation matters that may affect the various stakeholders of the company;
- Reviewing sustainability and corporate responsibility reports and other significant communications and reporting to stakeholders on environmental and social responsibility initiatives and activities;
- Reviewing sustainability targets and commitments established by the company and receiving reports from management on the company's progress in achieving these commitments; and
- Overseeing the company's initiatives to support innovation, technology and sustainability.

Our Board's Oversight Role

The Board is elected by shareholders to oversee their interests in the long-term health and overall success of the company and to oversee management. In fulfilling this role, each director must exercise their good faith business judgement of the best interests of the company and its shareholders. The Board and its committees work closely with management to balance and align strategy, risk, corporate social responsibility and other areas while considering feedback from shareholders. Essential to the Board's oversight role is a transparent and active dialogue between the Board and its committees, and management.

Oversight of Strategy

Oversight of the company's business strategy and strategic planning is a key responsibility of the Board. The Board believes that overseeing and monitoring strategy is a continuous process and involves a multilayered approach. While the Board oversees strategic planning, management is charged with developing and executing the company's business strategy. The Board's oversight and management's execution of business strategy are viewed with a long-term mindset and a focus on assessing opportunities for and potential risks to the company.

The Board oversees strategy through ongoing robust and constructive engagement with management, taking into consideration the company's key priorities, trends impacting our business and industry and regulatory developments, among other things. The Board recognizes that the true measure of its stewardship is an effective long-term growth strategy that addresses the interests of shareholders and other constituencies, including customers, employees, suppliers, our neighbors in the communities we serve and the environment.

Given the iterative nature of strategy development, the Board's oversight of strategy is continuous and embedded in its governance activities throughout the year, including:

Oversight of the company's long-term financial plan, which is updated in a process that dovetails with the company's annual corporate and business segment risk assessments	Review of the company's safety, sustainability, workforce development, DE&I and innovation initiatives	Regular updates on the company's execution of major construction and infrastructure initiatives
Regular public policy updates	Oversight of the company's Net Zero strategy and progress	Oversight of the company's Ethics & Compliance program, which is designed to reinforce the company's strong ethical culture

As part of its ongoing oversight of strategy, including during meetings solely focused on strategy and long-term planning, the Board discusses with management the development and execution of our strategic plans as well as events that bear upon those plans.

In November 2022, Dominion Energy publicly announced a top-to-bottom business review designed to seek ways to enhance the company's long-term value proposition. As part of the review, the company is focused on creating durable, predictable, and high-quality growth based on strong regulatory frameworks, improved financial positioning, and optimal capital allocation while maintaining the safe and reliable delivery of affordable and sustainable energy. As of the date of this Proxy Statement, the company's business review is ongoing. Throughout the review, the Board has been, and continues to be, very engaged in the oversight of the review, receiving frequent and comprehensive updates on the progress of the review, hearing from and interacting with both financial and strategic advisors and providing input and guidance to the management team. The Board will continue to engage with management on a regular basis to oversee and support management on the execution of this important strategic initiative.

Oversight of Risk

As noted above, the Board's oversight of our business strategy necessarily involves its oversight of potential risks to the company. The Board oversees the company's risk profile and management's processes for assessing and managing risk, through both the whole Board and its committees. In performing its oversight responsibilities, the Board has implemented a risk governance framework designed to help the directors:

Understand critical risks to the company's business and its strategic plan	Allocate responsibilities for risk oversight among the full Board and its committees	Evaluate the company's risk management processes and whether they are functioning adequately	Facilitate open dialogue between management and directors	Foster a culture of risk awareness throughout the company

Dominion Energy has embedded robust enterprise risk management processes throughout the organization to help identify, assess and manage risk. Management seeks to mitigate and report risks pursuant to our risk-management policies. The Board and its committees regularly receive and discuss reports from members of management, including the senior risk officer and others involved in risk assessment and risk management. We identify and assess, at least annually, major risks associated with each of our key business segments. Risk assessments are also conducted at a corporate level for Dominion Energy. These assessments include a wide range of educated assumptions about what the future will look like, especially regarding external factors outside our control.

The Board

The full Board has primary responsibility for risk oversight. Each of the Board's committees assist the Board in fulfilling this important role by overseeing the risks in areas over which it is responsible.



Audit Committee

Oversees the integrity of the company's financial statements and other disclosures, the effectiveness of the internal control environment, the internal audit function and the independent auditor. Oversees risks related to political participation and contributions.

Compensation and Talent Development Committee

Oversees risk associated with the company's compensation program and policies, including workforce-related risks, to ensure consistency with the company's risk management objectives.

Nominating and Governance Committee

Oversees the risk related to our overall corporate governance, including board effectiveness, composition and succession planning.

Sustainability and Corporate Responsibility Committee

Oversees the company's approach to environmental, social, economic and reputational matters, including ESG practices and disclosures, philanthropy and innovation strategy and related risks.

Finance and Risk Oversight Committee

Oversees financial-related risks, including liquidity, capital structure and financing activities. Oversees implementation of risk assessment and risk management policies and procedures, including regular reports from the senior risk officer. Oversees risks related to nuclear operations and physical and cybersecurity.



Management

Management has day-to-day responsibility for identifying, assessing, managing and monitoring risks by utilizing enterprise risk management processes and controls.

To learn more about risks facing the company, you can review the risks described in Item 1A. Risk Factors in the 2022 Annual Report on Form 10-K. The risks described in the 2022 Annual Report on Form 10-K are not the only risks facing the company. Additional risks and uncertainties also may materially adversely affect the company's business, financial condition or results of operations in future periods.

Oversight of Cybersecurity

Recognizing cybersecurity as a key risk for our company, our Board devotes significant time and attention to data and systems protection, including cybersecurity and information security risk. Our Board and Finance and Risk Oversight Committee receive presentations and reports throughout the year on cybersecurity and information security risk from management, including the company's chief information officer and chief security officer. These presentations and reports address a broad range of topics, including updates on recent cybersecurity threats and incidents across the industry, policies and practices, industry trends, threat environment and vulnerability assessments and specific and ongoing efforts to prevent, detect and respond to internal and external critical threats.

In addition, the Board receives briefings from time to time from outside experts for an independent view on cybersecurity risks, including an assessment by an independent consulting firm of management's response in a ransomware tabletop drill. In recognition of the importance of cybersecurity, the Board elected technology and cybersecurity leader Kristin G. Lovejoy to serve as a director, effective August 1, 2022, further strengthening the Board's expertise in security, risk management, compliance and cybersecurity oversight.

Relative to our cybersecurity defenses and continuous improvement in securing our networks, our company has not suffered any security breaches of our enterprise digital technology in the past three years. Our cybersecurity defenses are audited regularly by South Eastern Reliability Corporation for NERC-CIP, and we annually produce system security plans pursuant to Defense/Federal Acquisition Register requirements which map information technology (IT) controls to the NIST standards and are supplied to over 20 military bases/facilities for review. Our internal auditors annually evaluate major new systems and higher-risk infrastructure, and the cybersecurity controls attending them. Additionally, we engage Accenture, a leader in assessing cybersecurity defenses, to routinely perform IT and operational technology (OT) penetration tests and vulnerability assessments, amounting to several each year. Our external-facing network perimeter is monitored by the National Security Agency, Department of Homeland Security (DHS), through its Cyber Sentry program, Raytheon, and Risk Recon, each providing ongoing monthly results. We partnered with a leading, cutting-edge dark web exploitation firm, Cyber Team Six, to safeguard the Dominion Energy domain, to defend our users from credential harvesting and social engineering schemes, and to inform and protect our employees from cyberattacks. In 2022 we engaged Dragos, a leading OT cybersecurity firm, to evaluate our generation plant configurations and to assess our rigorous internal industrial control systems minimum standards, with favorable results. Our cybersecurity team provided robust capabilities briefings to the Federal Bureau of Investigation and DHS-CISA; each agency provided positive feedback relative to our cybersecurity posture. We pressure-test our cybersecurity posture through extensive practical simulations; since the initiation of the U.S. government's initiation of the program, we participated in all aspects of DHS's annually administered GridEx, and, most recently, hosted a first-of-its-kind practical exercise with external federal, state, and local incident response partners.

Oversight of Sustainability and Corporate Responsibility

We are striving to build a clean and sustainable energy future for our customers, employees and shareholders, and the communities in which we operate. Consistent with the prominent role of our clean energy transition in our strategy, sustainability and corporate responsibility are key areas of Board oversight. The Board receives and discusses regular reports on sustainability and corporate responsibility matters, including those related to safety, implementation of the company's Net Zero emission plan, environmental compliance, human capital management, innovation and technology and sustainability initiatives across the company. Our SCR Committee oversees the company's approach to environmental, social, economic and reputational matters and our innovation efforts in these areas. With its meeting agenda devoted primarily to ESG matters, the SCR Committee receives reports and presentations on the company's charitable contribution and community service program, environmental justice, updates on carbon and methane emission reduction targets and other ESG-related matters. Both the company's senior environmental officer and chief innovation officer provided regular reports to the full Board and the SCR Committee.

Under the oversight of the Board and the SCR Committee, in September 2022, the company published its annual Sustainability & Corporate Responsibility Report, which sets forth our material ESG priorities, our performance in these areas and targets for further improvement. For additional information, see *Commitment to Sustainability and Corporate Responsibility* beginning on page 5.

In support of effective climate governance, Dominion Energy operates an executive-level Climate Council supported by working groups and strategy teams in developing and overseeing climate-related strategy, initiatives, commitments and performance. To evaluate the alignment of our capital investments with our business strategy, including our decarbonization strategy, we have a management-level Investment Review Committee that ensures all significant proposed investments receive appropriate analysis and review of ESG and environmental justice considerations, among other factors.

Oversight of Political Contributions and Lobbying

Ethics is one of our five core values and the driver of our commitment to transparency in what we do. Our transparency of political giving is long recognized by the Center for Political Accountability (CPA), and we have been named a "trendsetter" by the CPA for transparency regarding political contributions disclosure since 2018. We have a lobbying and political contributions policy, which governs Dominion Energy's lobbying activities, including direct, indirect and grassroots lobbying, our participation in trade associations and our political contributions. Our policy includes a prohibition on contributions to independent-only political expenditure committees in support of or in opposition to a campaign (also known as Super PACs). As a company whose operations are subject to extensive regulation throughout its multi-state service territory, Dominion Energy actively participates in political processes at local, state and national levels. Our goal is to contribute to legislative and rule-making activities affecting our business consistent with our corporate values and strategies, and to educate and inform public officials of the practical effects of public policy decisions and objectives they consider. Our efforts consistently balance several primary, related goals: to create and preserve long-term shareholder value; to ensure safe, dependable, reliable and affordable energy supplies for our customers; and to preserve and improve the natural environment consistent with our corporate commitments.

We strive to conduct our business transparently, build public trust and form lasting and mutually beneficial relationships by engaging with public officials, regulators, community and business leaders and environmental and safety agencies and advocates. In addition, we align our lobbying activities and trade association participation with our core business and our bedrock principles of environmental sustainability, energy reliability, customer affordability and shareholder value. On an annual basis, the Senior Vice President-Corporate Affairs reports to the Audit Committee on the company's political and lobbying activities, expenditures and governing policies. This includes payments to trade associations and other tax-exempt organizations that may be used for political purposes.

To promote transparency of our political activity, we also publish the following information on our website: (i) all contributions to 527 tax-exempt political organizations; (ii) contributions to certain 501(c)(4) tax-exempt organizations that appear to utilize some funds for political purposes; (iii) with respect to trade associations and other tax-exempt organizations to which we contribute $50,000 or more, the portions of our payments attributable to lobbying; (iv) payments greater than $50,000 in the aggregate to national 501(c)(3) tax-exempt organizations whose predominant purpose is to provide venues for the exchange of ideas on matters of public policy; and (v) political contributions by our state and federal political action committee.

In 2022, we published a new Climate-Related Lobbying and Trade Association report, detailing the guiding principles of Dominion Energy's approach to policy engagement, our policy engagement, our climate-related lobbying activities and associated governance and oversight practices. The report also examines the extent of climate policy alignment between Dominion Energy and trade associations of which the company was a member in 2021, that were involved in climate-related advocacy and where Dominion Energy's financial participation was most substantial.

Shareholder Engagement

We have a year-round shareholder engagement program that allows us to better understand our shareholders' priorities and perspectives and provides an opportunity to foster constructive dialogue. In addition to the typical investor engagement calls and presentations relating to finance and other business issues, we have a cross-functional management team that regularly engages with shareholders on a variety of topics, including governance, human capital management, executive compensation, environmental matters, sustainability and other current and emerging issues that are important to our shareholders. Board members also join shareholder engagement calls when requested. In addition, feedback from these engagements is considered by management, shared with the Board on a regular basis and reflected in enhancements to policies and practices, as appropriate. We also engaged with the proponents who submitted the shareholder proposals that were voted on at the 2022 Annual Meeting and who submitted the shareholder proposal included in this Proxy Statement to more fully understand their proposals and why they were submitted, and to help the proponents better understand our goals, business and operations.

With respect to the proposal requesting a report on the risk of natural gas stranded assets voted on at the 2022 Annual Meeting, the Board made no recommendation for or against the proposal as it believed the company had substantially implemented the proposal through its existing public disclosure, but indicated that the company would consolidate such information into one report, should shareholders believe that it is necessary. The proposal did receive a majority vote at the 2022 Annual Meeting, and in February 2023, the company issued a report consolidating its disclosure on the risk of the company's natural gas assets becoming stranded.

Our approach to engaging openly with our shareholders provides increased accountability and transparency and ultimately drives long-term value.



In 2022, we reached out to shareholders representing 50% of our outstanding common stock. We held meetings with holders of 35% of our outstanding common stock, some of which included participation by independent directors of the Board.

PARTICIPANTS:

A cross-functional team, including members of management from the corporate secretary, investor relations, sustainability, environmental, public policy and executive compensation teams

TOPICS DISCUSSED:

- Corporate governance, including Board leadership structure and Board oversight of long-term strategy and risk
- Executive compensation
- Human capital management, including DE&I
- Political contributions and lobbying
- The company's Net Zero Target
- Just Transition

Our Year-Round Engagement Program

SPRING
- Active outreach conducted with our largest investors to discuss items of importance
- Annual Meeting held with Q&A session with shareholders

SUMMER
- Annual Meeting vote results reviewed by the Board and management
- Proxy season trends evaluated, including assessing corporate governance and executive compensation best practices against company practices

FALL–WINTER
- Outreach calls held with our largest investors to provide updates primarily on the company's ESG program and practices

THROUGHOUT THE YEAR
- Evaluate potential changes to corporate governance and executive compensation practices and disclosures in light of shareholder feedback and review of practices

Other Governance Policies and Practices

Corporate Governance Guidelines

Dominion Energy's Corporate Governance Guidelines are intended to support the Board in its oversight role and in fulfilling its obligation to shareholders.

Our Corporate Governance Guidelines address, among other things:

- The composition and responsibilities of the Board;
- Director independence standards;
- The duties and responsibilities of our Lead Director;
- Share ownership requirements and compensation of non-employee directors;
- Management succession planning; and
- The recovery of performance-based compensation in the event financial results are restated due to fraud or intentional misconduct.

Our Corporate Governance Guidelines can be found on our website. See *Corporate Governance Materials Available on Our Website* on page 100.

Certain Relationships and Related Party Transactions

The Board adopted related party transaction guidelines for the purpose of identifying potential conflicts of interest arising out of financial transactions, arrangements and relationships between Dominion Energy and any related person. Under our guidelines, a related person is a director, executive officer, director nominee, beneficial owner of more than 5% of Dominion Energy's common stock or any immediate family member of one of the foregoing persons. A related party transaction is any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in excess of $120,000 in which Dominion Energy (and/or any of its consolidated subsidiaries) is a participant and in which a related person has or will have a direct or indirect material interest. The full text of the guidelines can be found on our website. See *Corporate Governance Materials Available on Our Website* on page 100.

The N&G Committee conducts a reasonable prior review of all related party transactions and considers the relevant facts and circumstances in determining whether to approve a related party transaction. The N&G Committee approves only those transactions that are in, or are not inconsistent with, the best interests of Dominion Energy and its shareholders and that comply with our Code of Ethics and Business Conduct.

Other than as described below, since January 1, 2022, there have been no related party transactions that were required to be approved under Dominion Energy's related party transaction guidelines or reported under the SEC's related party transaction rules.

During 2022, Mr. Paul Jibson, the son of Mr. Ronald W. Jibson, was employed by Dominion Energy Wexpro Services Company, a subsidiary of Dominion Energy, as a manager of joint operations and regulatory affairs. Mr. Paul Jibson received compensation in 2022 of approximately $261,000, consisting of salary, AIP payout, dividend payments on unvested restricted stock and other benefits. The transaction involving the compensation paid to Mr. Paul Jibson was reviewed and approved by the N&G Committee in accordance with Dominion Energy's related party transaction guidelines.

During 2022, two providers of asset management services to Dominion Energy were also beneficial owners of at least 5% of Dominion Energy common stock: The Vanguard Group (Vanguard) and BlackRock, Inc. (BlackRock). The nature and value of services provided by these 5% shareholders and their affiliates are described below.

- Affiliates of Vanguard provided asset management services to various trusts associated with the company's employee benefit plans and received approximately $770,100 in fees for such services during 2022.
- Affiliates of BlackRock provided asset management services to various trusts associated with the company's employee benefit plans and received approximately $491,800 in fees for such services during 2022.

In each of these cases, the investment management agreements were entered into on an arm's-length basis in the ordinary course of business. These transactions were reviewed and approved in accordance with Dominion Energy's related party transaction guidelines.

Code of Ethics and Business Conduct

At Dominion Energy, our core value of ethics reminds us that doing the right thing is imperative to maintaining the trust of investors, customers, regulators, co-workers and others. To that end, the company has a Code of Ethics and Business Conduct that applies to our Board, our principal executive, financial and accounting officers and all other employees. The Code of Ethics and Business Conduct is intended to promote lawful and ethical behavior by all Dominion Energy employees and Board members. It covers a wide range of professional conduct, including conflicts of interest, unfair or unethical use of corporate opportunities, protection of confidential information, compliance with applicable laws and regulations and oversight of ethics and compliance by employees of the company. Additionally, it details each individual's duty to report any unethical behavior or other violation of company policy or law and how to make such reports, including anonymously through the Dominion Energy Compliance Line or electronically through the Dominion Energy Compliance Line Online.

The Code of Ethics and Business Conduct can be found on our website. See *Corporate Governance Materials Available on Our Website* on page 100.

Any waivers or changes to our Code of Ethics and Business Conduct relating to our executive officers will be posted to our website.

Compensation of Non-Employee Directors

Our non-employee director compensation program is designed to attract and retain highly qualified directors and align their interests with those of our shareholders. We compensate our non-employee directors with a combination of cash and equity awards, along with certain other benefits as described below.

As part of its review of the non-employee director compensation program for 2022, the N&G Committee considered the significant time expended by, and the skill level required of, each non-employee director in fulfilling his or her duties on the Board and each director's role and involvement on the Board and its committees. The N&G Committee also considered an analysis prepared by its independent consultant, FW Cook, which summarized director compensation trends for non-employee directors and pay levels at the same peer companies used to evaluate the compensation of our NEOs. Following this review and after considering the analysis of FW Cook, the N&G Committee recommended and the Board approved increasing the annual cash retainer to $117,500 from $107,500 and the Lead Director retainer to $50,000 from $35,000, effective with the 2022 Annual Meeting.

Accordingly, for 2022, our non-employee director compensation program consisted of the following:

Annual Retainer



~59% Equity Based

■ **$117,500** Annual cash retainer
■ **$167,500** Annual stock retainer

Additional Annual Cash Retainers and Fees

$50,000	Lead Director
$25,000	Audit Committee and CTD Committee chairs
$20,000	Finance and Risk Oversight Committee, N&G Committee and SCR Committee chairs
$2,000	Excess meeting fee to each director who attends more than 25 meetings per calendar year, including Board and committee meetings, but not special education sessions*

* No excess meeting fees were paid in 2022.

The following table and footnotes reflect the compensation and fees received in 2022 by our non-employee directors for their services. Mr. Blue does not receive any separate compensation for service as a director.

Name	Fees Earned or Paid In Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
James A. Bennett	$117,500	$167,526	$5,000	$290,026
Helen E. Dragas	137,500	167,526	—	305,026
James O. Ellis, Jr.	142,500	167,526	—	310,026
D. Maybank Hagood	117,500	167,526	5,000	290,026
Ronald W. Jibson	117,500	167,526	—	285,026
Mark J. Kington	137,500	167,526	5,000	310,026
Kristin G. Lovejoy[4]	88,125	125,593		213,718
Joseph M. Rigby	117,500	167,526	—	285,026
Pamela J. Royal, M.D.	137,500	167,526	—	305,026
Robert H. Spilman, Jr.	167,500	167,526	—	335,026
Susan N. Story	117,500	167,526	—	285,026
Michael E. Szymanczyk	142,500	167,526	—	310,026

[1] Mses. Lovejoy and Story and Messrs. Kington and Spilman deferred their 2022 annual cash retainer to stock unit accounts in lieu of cash. Mr. Rigby deferred 20% of his 2022 annual cash retainer to a stock unit account in lieu of cash as described under Non-Employee Directors Compensation Plan.

[2] Each non-employee director who was elected at the 2022 Annual Meeting received an annual stock retainer valued at $167,526, which was equal to 2,044 shares, valued at $81.96 per share based on the closing price of Dominion Energy common stock on May 10, 2022. Directors may defer all or a portion of this stock retainer. (See the *Security Ownership of Certain Beneficial Owners and Management* table for March 3, 2023 share ownership balances.) A total of 22,484 shares of stock, in aggregate, were distributed to these directors, or to a trust account for deferrals, for their annual stock retainers. No options have been granted to directors since 2001.

[3] All amounts in this column represent matching gift contributions made by the Dominion Energy Charitable Foundation as described under *Matching Gifts Program*.

[4] Ms. Lovejoy was elected to the Board of Directors effective August 1, 2022 and was paid a prorated cash retainer of $88,125 and a prorated stock retainer valued at $125,593, which was equal to 1,532 shares, valued at $81.98 per share based on the closing price of Dominion Energy common stock on July 29, 2022.

Director Compensation Plan and Benefits

Non-Employee Directors Compensation Plan

Our non-employee directors are paid their annual retainers and meeting fees under the Non-Employee Directors Compensation Plan. A director may elect to receive all or a portion of his or her meeting fees in the form of cash or stock. If a director does not make an election, meeting fees are paid in cash. This plan also allows directors to defer all or a portion of their annual cash retainer and meeting fees into stock unit or cash accounts and all or a portion of their annual stock retainer into stock unit accounts. Stock unit accounts are credited quarterly with additional stock units equal in value to dividends paid on Dominion Energy common stock, and cash accounts are credited monthly with interest (none of the directors currently have any deferred cash account balances). Shares of Dominion Energy common stock equal in value to stock units held for directors under this plan are issued into a trust and directors retain all voting and other rights as shareholders. Distributions under this plan are made when a director ceases to serve on the Board. Additionally, if a director has served at least five years, he or she will receive a Departure Stock Grant of 1,000 shares of Dominion Energy common stock upon departure from the Board. If that director also served as a committee chair or Lead Director in the year preceding the year of departure, he or she will be granted an additional 1,000 shares of Dominion Energy common stock for each such position held upon departure from the Board. In addition, this plan allows for grants of restricted stock awards and stock options to Board members. However, no stock options or restricted stock awards were granted under this plan in 2022 and no such awards are outstanding.

Matching Gifts Program

Dominion Energy's philanthropic arm, the Dominion Energy Charitable Foundation, will match a director's donations, on a one-to-one basis, to one or more 501(c)(3) organizations up to a maximum of $5,000 per year. If the donation is to an organization on whose board the director serves or for which the director volunteers more than 50 hours of work during a year, the Dominion Energy Charitable Foundation will match the donation on a two-to-one basis, up to the $5,000 maximum. This benefit is also available to all Dominion Energy employees.

Expense Reimbursements

We pay and/or reimburse directors for travel, lodging and related expenses they incur in attending Board and committee meetings and for other business-related travel. In addition, directors and their spouses may accompany the CEO or other senior executives on the corporate aircraft for both business and personal travel. We do not provide tax gross ups on any imputed income for the directors.

Non-Employee Director Stock Ownership

Within four years of their election to the Board, each non-employee director is expected to acquire and hold the lesser of 12,000 shares of Dominion Energy common stock or an amount of shares equal in value to five times the annual cash and stock retainers combined. Each of our non-employee directors who have been members of the Board for at least four years have met their share ownership requirements.

We prohibit our directors and their designees from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that hedge or offset, or that are designed to hedge or offset, any decrease in the market value of shares of our common stock or other equity securities, granted to them as compensation or otherwise held, directly or indirectly, by them. Our directors are also prohibited from using margin accounts and pledging shares as collateral.

Item 2: Advisory Vote on Approval of Executive Compensation (Say on Pay)



Your Board of Directors recommends that you vote FOR this item.

We provide shareholders with a Say on Pay vote every year at the annual meeting of shareholders. While the vote is non-binding, the Board and the CTD Committee take the results of the vote into consideration when evaluating the executive compensation program. In connection with this proposal, the Board encourages shareholders to review, in detail, the description of the executive compensation program for our NEOs that is set forth in the *CD&A* section in this Proxy Statement, as well as the information contained in the compensation tables and narrative discussion in this Proxy Statement.

Our executive compensation program is designed to attract, develop and retain an experienced and highly qualified executive team; motivate and reward superior performance that supports our business and strategic plans and contributes to Dominion Energy's long-term success; and reinforce our five core values of safety, ethics, excellence, embrace change and One Dominion Energy, our term for teamwork. The guiding principle of our compensation philosophy is to link executive pay to company performance. We align the interests of our executive officers, including our NEOs, with those of our shareholders, customers, communities, and other stakeholders by making a substantial portion of pay subject to performance goals that, if achieved, are expected to increase TSR, enhance customer service and foster community well-being.

For 2022, we demonstrated our commitment to our pay for performance philosophy by taking the following actions:

- Approximately 89% of our CEO's target pay and approximately 72% of our other NEOs' target pay was either equity-based or tied to company performance goals.
- We tied half of our executives' long-term performance awards directly to how our TSR compares to that of our peers, strongly incentivizing our executive team to manage the company in the best long-term interests of our shareholders. Long-term performance awards granted in 2020 received below target payouts at 41.7%, because our 2020-2022 TSR lagged behind that of our peers.
- We emphasize safety, DE&I and environmental stewardship and sustainability by tying a significant portion of our executive team's annual incentive awards to the achievement of these goals. We take these goals seriously – while the company successfully achieved its 2022 financial goals (104% funding of our AIP due to above target performance for our consolidated operating EPS), we reduced our executives' annual awards to reflect the below target performance for a companywide safety goal.

In addition, in 2023, our CEO received long-term incentive awards that were 100% performance based, with 70% of the payout based on relative TSR.

As reflected in the *Pay versus Performance* section of this Proxy Statement, we believe our executive compensation program is aligned with our performance.

We are asking shareholders to approve the following advisory resolution at the 2023 Annual Meeting:

> RESOLVED, that the compensation paid to the company's named executive officers as described in this Proxy Statement, including the *Compensation Discussion and Analysis*, compensation tables and narrative discussion, is hereby APPROVED on an advisory basis.

Item 3: Advisory Vote on the Frequency of Say on Pay



Your Board of Directors recommends that you vote FOR ONE YEAR.

At least once every six years we ask our shareholders, on an advisory basis, how frequently they would like to cast an advisory vote on the compensation of Dominion Energy's NEOs as described in Item 2 above. In satisfaction of this requirement, shareholders are being asked to vote on the following advisory resolution:

> RESOLVED, that the shareholders of the company advise that an advisory resolution with respect to executive compensation should be presented every one, two or three years as reflected by their votes for each of these alternatives in connection with this resolution.

Our shareholders last voted in 2017 for the right to cast a Say on Pay vote every year, consistent with our Board's recommendation. This year, we are again asking shareholders to vote to indicate whether they would prefer holding an advisory vote on executive compensation every one, two or three years. Shareholders who have no preference may abstain from voting.

Our Board continues to recommend that an advisory vote be conducted every year so that shareholders may annually express their views on Dominion Energy's executive compensation program. An annual advisory vote provides the most immediate feedback on our program.

Shareholders are not voting to approve or disapprove the company's compensation practices in this proposal. Instead, shareholders have four choices with respect to this proposal: to hold future Say on Pay votes every one, two or three years or to abstain from voting on the proposal. Your vote on this proposal will be non-binding on us and the Board and will not be construed as overruling a decision by us or the Board. However, the Board values the opinions of our shareholders and will consider the outcome of this proposal, emerging trends, changes to applicable law and peer practices when determining the frequency of future advisory votes on executive compensation, which may be more or less frequent than the option receiving the most votes cast by our shareholders.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

Our executive compensation program supports our business goals by rewarding performance that creates shareholder value and serves our customers and communities. This *CD&A* focuses on the 2022 compensation of our CEO, our current CFO and our three other most highly compensated officers who were deemed to be executive officers by our Board pursuant to SEC rules. In addition, we include information related to James R. Chapman, who served as CFO for a majority of 2022. Collectively, these named executive officers are referred to as the NEOs.

Dominion Energy's NEOs for 2022 were:

Robert M. Blue	**Steven D. Ridge**	**Diane Leopold**
Chair, President and Chief Executive Officer	Senior Vice President and Chief Financial Officer (effective November 24, 2022)	Executive Vice President and Chief Operating Officer
Daniel G. Stoddard	**Carlos M. Brown**	**James R. Chapman**
Senior Vice President, Chief Nuclear Officer and President – Contracted Assets	Senior Vice President, Chief Legal Officer and General Counsel	Former Executive Vice President and Chief Financial Officer (until November 23, 2022)

Throughout the *CD&A* and the tables that follow, any references to the CTD Committee include the CGN Committee for periods prior to the date of the 2021 Annual Meeting (May 5, 2021), when the CGN Committee became two separate standing committees, the CTD Committee and the N&G Committee.

2022 Leadership Transition

Mr. Chapman resigned as our Executive Vice President and CFO effective as of November 23, 2022. Mr. Ridge, previously Vice President and General Manager–Western Distribution, was named Senior Vice President and CFO effective November 24, 2022. Upon his promotion, Mr. Ridge received an increase in his annual base salary from $303,188 to $600,000 and an increase in his annual incentive target award opportunity from 45% to 70%. Additionally, in recognition of his promotion and in order to provide him a true-up (to recognize the portion of the year he would serve as CFO), Mr. Ridge received a one-time cash payment in the amount of $350,000 and a one-time restricted stock award in the amount of $350,000, vesting ratably over three years subject to his continued employment.

Compensation Philosophy

Pay for performance, making a substantial portion of NEO compensation equity-based or subject to performance goals	Attract, develop and retain an experienced and highly qualified executive officer team	Motivate and reward superior performance that supports our business and strategic plans
Align executive management's interests with those of our shareholders, customers, communities and other stakeholders	Drive short-term and long-term goal achievement while reinforcing our five core values of safety, ethics, excellence, embrace change and One Dominion Energy, our term for teamwork	

To determine if we are meeting these objectives, the CTD Committee compares the company's actual performance to our short-term and long-term goals and to our peer companies' performance.

2022 Compensation Program: Paying for Performance

Consistent with our objective to reward strong performance based on achievement of short-term and long-term goals, a significant portion of total cash and total direct compensation is variable. Approximately 89% of Mr. Blue's targeted 2022 total direct compensation was performance-based (tied to pre-approved performance metrics, including operating EPS, relative TSR and P/E ratio) or equity-based compensation. For the other NEOs, approximately 72% of their targeted 2022 total direct compensation was performance-based or equity-based compensation.

The charts below illustrate the components of the annualized target total direct compensation opportunities provided to Mr. Blue and target direct compensation opportunities of the other NEOs.

Allocation of Mr. Blue's Total Direct Compensation Opportunities



~89% Performance Based

- 11% Salary
- 14% Annual Incentive
- 75% Long-Term Incentive

Allocation of Total Direct Compensation Opportunities for Other NEOs



~72% Performance Based

- 28% Salary
- 22% Annual Incentive
- 50% Long-Term Incentive

Shareholder Outreach and Say on Pay

We have a long tradition of engaging with our shareholders to understand and consider their perspectives. Our management engages with shareholders on a variety of topics throughout the year to solicit input and discuss and answer questions on the company's policies and practices, including executive compensation. Shareholder feedback is considered by management, shared with our Board, and reflected in enhancements to our policies and practices, as appropriate.

Executive Compensation

During 2022, we engaged with shareholders who, in the aggregate, represented approximately 50% of our outstanding shares. We discussed a wide variety of issues, including our executive compensation program. Shareholders were generally supportive of our executive compensation program and appreciated our Proxy Statement's clear disclosure.

We received 92.2% support from our shareholders for our executive compensation program pursuant to the Say on Pay vote at our 2022 Annual Meeting. Shareholders currently have an opportunity annually to cast an advisory vote to approve our executive compensation program. We also ask shareholders, on an advisory basis, to vote on the frequency of the Say on Pay vote at least once every six years, including at the upcoming 2023 Annual Meeting.

Below is an overview of the executive compensation topics that we discussed with our shareholders and our responses.

WHAT WE HEARD	HOW WE ACTED
Shareholders provided feedback on the mix of our equity and performance awards in our LTIP	We evaluated the plan design of our long-term incentive awards. For our 2022 LTIP awards, we increased the weighting of the performance grant to 60% of the total LTIP award.
Shareholders were pleased with the inclusion of ESG measures within our AIP and requested additional goals within our LTIP	We continued to incorporate safety, diversity, equity and inclusion and environmental compliance and sustainability in our AIP. For our 2022 LTIP performance awards, we also introduced a new goal tied to increasing the company's zero carbon generation capacity over time (10% of the performance grant).

More information on these changes is under *Long-Term Incentive Program* on page 54. We strongly value input from our shareholders and will continue our outreach efforts on a variety of topics, including executive compensation, as our compensation program evolves in the future.

Our Compensation Practices and Policies

Dominion Energy supports our culture of good governance with solid compensation practices that pay for performance and promote strategic risk management.

WE DO

- ✔ Make a substantial portion of NEO pay equity-based or subject to performance goals that tie to enhanced shareholder value
- ✔ Integrate key performance metrics in our AIP and LTIP relating to environmental stewardship and sustainability, climate, safety, and DE&I
- ✔ Balance short-term and long-term incentives
- ✔ Require significant stock ownership, including 6x base salary for our CEO, 4x base salary for our Executive Vice Presidents and 3x base salary for our other NEOs
- ✔ Tie equity and cash-based incentive compensation to a clawback policy
- ✔ Include a non-compete clause in our executive retirement plans
- ✔ Consider shareholder feedback, including results of prior years' Say on Pay votes
- ✔ Require two triggers for the payment of most change in control benefits

WE DON'T

- ✖ Allow payout of AIP awards or performance grants greater than 200% of target
- ✖ Offer long-term or indefinite employment agreements to our executive officers
- ✖ Include long-term incentive awards in retirement or severance calculations (other than prorated payout of outstanding awards)
- ✖ Permit officers to hedge or pledge shares of our common stock
- ✖ Offer excessive executive perquisites or provide tax gross-ups on most executive perquisites
- ✖ Dilute shareholder value by issuing excessive equity compensation
- ✖ Offer excessive change in control severance benefits
- ✖ Provide excise tax gross-ups in change in control agreements for new officers (elected after February 1, 2013)

Our Performance

Dominion Energy is transitioning to a more sustainable energy future for the benefit of our shareholders, customers, communities, employees and the environment. During 2022, we continued to demonstrate operational excellence and a strategic vision that positions the company to create shareholder value for years to come.

Business Highlights

Our 2022 business highlights include the following:

Achieved companywide **OSHA recordable incident rate of 0.52,** consistent with our industry-leading performance in 2021.	Contributed **$45 million** in 2022 to community causes through our Dominion Energy Charitable Foundation, as well as EnergyShare and other programs.	Increased diverse workforce* representation from 35.5% as of year-end 2021 to **37.0%** as of year-end 2022, continuing our goal of reaching at least 40% by year-end 2026.	Published our second **Diversity, Equity and Inclusion Report**, which contains EEO-1 data and highlights our progress and initiatives toward building a more diverse and inclusive workforce.
Reduced carbon emissions in our electric operations **46%** from 2005 through 2021 and reduced methane emissions in our gas operations by **38%** from 2010 through 2021.	Published our second **Climate Report** aligned with the Task Force on Climate-related Financial Disclosures (TCFD) that is consistent with 1.5-degree scenario modeling, conforming to the Paris Agreement, and showing a commitment to combating climate change while maintaining reliability and affordability.	Expanded our Net Zero goals to include **Scope 2** and material categories of **Scope 3** emissions.	Hosted **Cyber Fortress**, the first-of-its-kind, public/private cyber exercise to test the company's cyber-security plans. The event included 200 experts from various groups, including the Federal Bureau of Investigation, the Virginia State Police, the National Guard and other local, state and federal organizations.
Divested our Dominion Energy West Virginia gas utility for approximately **$690 million**.		Provided **reliable service** to our customers — our electric utilities in Virginia and the Carolinas were 13% better than the industry average in customer minutes out — and in South Carolina, turned in our second-best year for reliability.	

* For workforce purposes, we define "diverse" as employees who identify their gender as female and/or their race/ethnicity as American Indian or Alaskan Native, Asian, Black or African American, Hispanic or Latino, Native Hawaiian or Other Pacific Islander, or Two or More Races.

Dominion Energy Virginia

Received Virginia State Corporation Commission (SCC) support of about $4 billion in spending to relicense and upgrade our four Surry and North Anna nuclear units. We also received SCC approval for our 2.6-gigawatt Coastal Virginia Offshore Wind commercial project, which we expect to be placed into service by the end of 2026.	Invested more than $1.2 billion in our high voltage electric transmission grid to ensure reliability.

Gas Distribution

Invested more than $300 million in pipeline replacement and integrity management programs.	Expanded our dairy RNG partnership with Vanguard. As of the beginning of 2023, six RNG projects are producing negative carbon RNG in Arizona, Colorado, Georgia, Nevada, North Carolina and Utah.

Dominion Energy South Carolina

Approved to invest approximately $300 million for peaking capacity modernization aiding grid resiliency and integration of renewables.	Grew our customer base for the gas utility by 3.7%.

Financial Performance

- We achieved reported earnings of $1.09 per share in 2022, while operating EPS were $4.11.*
- We paid annual dividends of $2.67 per share and marked 379 consecutive quarters of dividend payments.

* See Reconciliation of Reported Earnings (GAAP) to Operating Earnings (non-GAAP) in Appendix A.

2022 Compensation Highlights



104%

2022 Annual Incentive Plan funded at 104% due to above-target consolidated operating EPS performance



41.7%

2020 Performance Grant paid at 41.7% of target due to missed relative TSR goal

- For 2022, we increased the weighting of our performance grant to 60% of the total LTIP award, added a goal to reduce carbon emissions, and replaced our return on invested capital (ROIC) metric with cumulative operating EPS.

Our Compensation Elements

Our executive compensation program is constructed of four building blocks: base salary, Annual Incentive Plan, Long-Term Incentive Program and benefits. Each element serves a distinct purpose. These complementary components appropriately balance risk with reward and short-term goals with long-term strategies, while providing total compensation that is competitive with our peers.

	Short-Term	Long-Term	
	Fixed	Performance-Based	
	Base Salary	**Annual Incentive Plan**	**Long-Term Incentive Program**	
			Performance grant	**Restricted stock with time-based vesting**
	Cash	Cash	Cash or Equity	Equity
	 11% CEO / 28% Other NEOs	 14% CEO / 22% Other NEOs	 45% CEO / 30% Other NEOs	 30% CEO / 20% Other NEOs
Why We Pay This Element	To attract, motivate and retain talent	To attract, motivate and retain talent To incentivize officers to achieve company's short-term (annual) goals	To attract, motivate and retain talent To align officers' long-term interests with those of our shareholders To incentivize officers to achieve company's long-term goals	To attract, motivate and retain talent To align officers' long-term interests with those of our shareholders
Key Characteristics	For our NEOs, base salaries are generally targeted at the Compensation Peer Group median, subject to individual and companywide considerations	Variable pay dependent on achievement of short-term performance goals, primarily operating EPS	Variable pay dependent on achievement of long-term performance goals, primarily relative TSR and cumulative operating EPS, and non-emitting carbon generation For performance-based stock, dependent on company stock value	Variable pay dependent on company stock value

Base Salary

Competitive base pay is necessary to attract, motivate and retain talent. For our NEOs, base salaries are generally targeted at the Compensation Peer Group median, subject to individual and companywide considerations discussed under *Compensation Philosophy* and *Individual Factors in Setting Compensation*.

Considering these factors, the CTD Committee approved the following base salary increases, effective March 1, 2022: 3% for Ms. Leopold and Mr. Stoddard, 5% for Mr. Ridge and 10% for Messrs. Brown and Chapman to recognize their continued contributions to Dominion Energy's success and, relative to Messrs. Brown and Chapman, to better align their salaries with the companies that are members of the company's 2022 Compensation Peer Group (see *Compensation Peer Group* for listing of our peer companies). Mr. Blue did not receive a base salary increase for fiscal year 2022. Additionally, Mr. Ridge received a base salary increase in connection with his promotion as described above under *2022 Leadership Transition*.

	2021 Base Salary*	2022 Base Salary
Robert M. Blue	$1,225,000	$1,225,000
Steven D. Ridge	288,750	600,000 **
Diane Leopold	875,500	901,765
Daniel G. Stoddard	719,739	741,331
Carlos M. Brown	545,900	600,490
James R. Chapman	669,500	736,450

* Salary as of 12/31/2021

** Mr. Ridge's initial 2022 base salary was $303,188 and increased to $600,000 as a result of his promotion to Senior Vice President and CFO effective November 24, 2022.

Annual Incentive Plan

The AIP is a cash-based program focused on short-term goals and is designed to:

- Tie interests of our shareholders, customers, communities and employees closely together;
- Focus our workforce on company, operating group, team and individual goals that ultimately drive operational and financial results;
- Reward strong annual earnings performance;
- Reward safety, DE&I, environmental and other operating and stewardship goal successes;
- Emphasize teamwork by focusing on common goals; and
- Provide a competitive total compensation opportunity.

For the NEOs, funding of the 2022 AIP was tied solely to achievement of predetermined consolidated operating EPS goals. However, the CTD Committee retained discretion to reduce the AIP payout for any NEO for any reason, including failure to satisfy operating and stewardship goals.

The CTD Committee calculated 2022 AIP payouts for the NEOs as follows:

Base Salary	X	Target Award Percentage	X	Funding Level*	X	Payout Goal Score**	=	Final AIP Payout

* The funding level is based on consolidated operating EPS.

** The payout goal score is based on individual performance with only negative adjustment.

Target Award Percentage

Each NEO's compensation opportunity under the AIP is a percentage of their base salary at year end. AIP target award percentages are set to be consistent with our intent to keep a significant portion of NEO compensation tied to our stock performance or other company goals, considering the items described above under *Compensation Philosophy*. Mr. Blue's target AIP percentage increased from 120% to 130%, reflecting the CTD Committee's decision to place increased emphasis on performance for the CEO. In 2022, Mr. Ridge's target AIP percentage increased from 45% to 70% in connection with his promotion to Senior Vice President and CFO, as described above under *2022 Leadership Transition*. No changes were made to the target annual award opportunities of the other NEOs in 2022, each of which is listed below.

Name	2022 AIP Target Award Percentage*
Robert M. Blue	**130%**
Steven D. Ridge	**70%**
Diane Leopold	**90%**
Daniel G. Stoddard	**70%**
Carlos M. Brown	**70%**
James R. Chapman	**90%**

* As a percentage of base salary.

2022 AIP Metrics

FUNDING LEVEL

For NEOs, the AIP funding level is determined solely by our consolidated operating EPS, which is our reported EPS determined in accordance with GAAP, adjusted for certain items as described in greater detail in Appendix A. We believe that by focusing on pre-established consolidated operating EPS targets, we encourage behavior and performance that will help achieve the objectives listed above.

For the NEOs and all other employees, the CTD Committee set the consolidated operating EPS goal to provide for 100% funding of the 2022 AIP at $4.10 per share, inclusive of funding (as compared to $3.75 per share for the 2021 AIP funding target). The goal for maximum funding of 200% was set at $4.30 consolidated operating EPS. The CTD Committee also established a funding threshold, providing 50% funding if consolidated operating earnings were $3.90 per share and no funding if below that threshold.

	Funding Level	Operating EPS
Threshold	50%	$3.90
Target	100%	$4.10
Maximum	200%	$4.30

PAYOUT GOALS

In determining whether and how to exercise its negative discretion for the AIP payout, the CTD Committee typically considers each NEO's achievement of operating and stewardship goals, weighted according to each NEO's responsibilities. In February 2022, the CTD Committee established companywide operating and stewardship goals for all employees, including the NEOs, related to safety, DE&I and the environment. The minimum weighting for each companywide goal was 10 percentage points for all employee participants other than the CEO and Executive Vice Presidents who carried the goals at five percentage points each.

HIGHLIGHTS
- Used in determining whether and how to exercise negative discretion
- Applicable to all NEOs*
- In the spirit of **One Dominion Energy, our term for teamwork,** all business segments share these goals and receive the same score for each category.

2022 Companywide Operating & Stewardship Goals

Safety	**Companywide safety goal focused on three areas:** 1. reduction in companywide lost-days/restricted duty (LD/RD) rate, or achievement of targeted serious injury and fatality (SIF) rate; 2. reduction in companywide OSHA recordable incident rate; and 3. innovative safety initiatives from each business segment.
Diversity, Equity & Inclusion	**Companywide DE&I goal had three components for leaders:** 1. companywide spending of 15% with diverse suppliers; 2. participation in a diverse supplier showcase series where leaders and decision-makers from each business segment met with a minimum of eight diverse suppliers over the course of the year; and 3. diversity training whereby 95% of leaders develop a Personal DE&I Commitment with at least three actions taken to advance DE&I and conduct discussions on the DE&I report and their Personal DE&I Commitment with direct reports.
Environmental & Sustainability	**Companywide environmental and sustainability goal focused on two areas:** 1. sustainability engagement in which leaders and employees develop and complete one action to support the company's sustainability commitments; and 2. focus on reduction of the company's reportable environmental events through tracking and performance of root cause analysis.

* In addition to the companywide goals, Messrs. Stoddard and Brown had additional operating and stewardship goals weighted 20% total:

- Mr. Stoddard's goals related to: (1) nuclear safety (based on fleet-wide total number of station event-free day clock resets) and on-line radiation exposure; (2) fleet capacity factor; (3) nuclear strategic planning; and (4) fleet refueling outage days.
- Mr. Brown's additional goals related to: (1) legal operations; (2) environmental focus; (3) regulatory compliance; and (4) business/crisis management policy focus.

2022 AIP Results

Dominion Energy's consolidated reported earnings in accordance with GAAP for the year ended December 31, 2022 were $994 million, or $1.09 per share, and Dominion Energy's consolidated operating earnings for the year ended December 31, 2022, were $3.5 billion, or $4.11 per share*, which surpassed the target of $4.10 per share and, based on the pre-established funding range, resulted in AIP funding at 104%.

	Threshold	Target	Maximum	AIP Funding
Operating EPS Funding Level		Actual: $4.11		**104%**
	$3.90 50%	$4.10 100%	$4.30 200%	

* See Reconciliation of Reported Earnings (GAAP) to Operating Earnings (non-GAAP) in Appendix A.

PAYOUT GOAL SCORE

The CTD Committee evaluated performance against the pre-determined companywide operating and stewardship goals (as well as the additional goals for Messrs. Stoddard and Brown) in determining whether and how to exercise negative discretion for the AIP payout.

Safety ◑

Partially Achieved

- ◑ We were not successful in achieving a reduction in companywide lost-days/restricted duty (LD/RD) rate or achieving a targeted serious injury and fatality (SIF) rate.
- ◑ We achieved a companywide OSHA recordable incident rate of 0.52, which was above our goal but still consistent with our industry leading performance.
- ★ All business segments identified innovative solutions.
  - Dominion Energy Services focused on mental health education of employees through monthly mental health messages, in-person seminars and certification in mental health first aid.
  - Dominion Energy Virginia employees created an application to track close calls and near miss hazards.
  - Dominion Energy South Carolina implemented a job safety observation application to help identify safety trends and weaknesses and replace paper reports.
  - Gas Distribution employees completed awareness training on human performance tools, focusing on error precursors and defenses.

Diversity, Equity & Inclusion ★

Fully Achieved

- ★ We achieved companywide spending of 16.9%, or $1.36 billion, with diverse suppliers, surpassing our original goal of 15%, and reflecting our commitment to using small, local and diverse companies for goods and services.
- ★ Over 99% of leaders developed personal commitments and conducted discussions on the DE&I report, which reflects our vision to create and promote an inclusive work environment that recognizes and appreciates all employees' perspectives and talents, provides all employees with the opportunities they need to reach their highest potential, and attracts and retains the most talented employees.
- ★ Each business segment participated in a diverse supplier showcase and over 50 supplier meetings were held with diverse suppliers and decision-makers. These meetings allowed the company to both learn about new suppliers who have not previously done business with the company and to open up new opportunities for existing suppliers. In several cases, these meetings have led to bid opportunities and ultimately purchase awards, expanding our network of diverse suppliers.

Environmental & Sustainability ★

Fully Achieved

- ★ Each business segment adopted a sustainability commitment with the final goals:
  - Dominion Energy Services launched a team to develop ideas to reduce waste and measure waste reduction.
  - Dominion Energy Virginia's leadership teams crowd-sourced ideas to improve sustainability.
  - Dominion Energy South Carolina is recycling 150,000 tons coal ash from a legacy site.
  - Employees in the Nuclear organization have started tracking travel time avoided by using virtual meeting options.
  - Employees in Gas Distribution are focusing on education about and advocacy for natural gas.
- ★ 100% of reportable environmental events were tracked and root cause analysis performed on all events. Tracking events and analyzing root causes, enables the company to modify policies and procedures to avoid such events in the future.

★ Met   ◑ Partial/Did not meet

CTD COMMITTEE ADJUSTMENTS

The CTD Committee exercised negative discretion with respect to the missed safety goal for all NEOs in order to align their payout with their direct reports.

Mr. Brown accomplished his additional operating and stewardship goals. Mr. Stoddard accomplished all of his operating and stewardship goals except for his fleet refueling outage goal. The CTD Committee approved a negative adjustment for Mr. Stoddard due to the missed goal related to fleet refueling outage days.

Based on the achievement of the safety, DE&I, environmental and sustainability, and additional operating and stewardship goals, as applicable, the CTD Committee approved 97% payout scores for Messrs. Blue, Ridge, and Brown, and Ms. Leopold, and 95% for Mr. Stoddard. Mr. Chapman was not eligible for and did not receive a 2022 AIP payout.

Final AIP Payout

The CTD Committee calculated final 2022 AIP payouts as shown below:

Name	Base Salary		Target Award Percentage		Funding Level		Payout Goal Score		Final AIP Payout
Robert M. Blue	$1,225,000	✕	130%	✕	104%	✕	97%	=	$1,606,514
Steven D. Ridge	600,000	✕	70%	✕	104%	✕	97%	=	423,696
Diane Leopold	901,765	✕	90%	✕	104%	✕	97%	=	818,731
Daniel G. Stoddard	741,331	✕	70%	✕	104%	✕	95%	=	512,705
Carlos M. Brown	600,490	✕	70%	✕	104%	✕	97%	=	424,042

Long-Term Incentive Program

Our LTIP focuses on Dominion Energy's longer-term strategic goals and the retention of our executive officers. For 2022, our NEOs received a long-term incentive award consisting of two components:

	Objective	Vesting/Performance Period
60% Performance Grant	We design our performance grants to encourage and reward executive officers for making decisions and investments that we believe will create and maintain long-term shareholder value and benefit our customers and communities.	Three-year performance period based on Relative TSR (50%) with P/E ratio modifier, Cumulative Operating EPS (40%) and Non-Carbon Emitting Generation Capacity Performance (10%)
40% Restricted Stock with Time-Based Vesting	We believe restricted stock serves as a strong retention tool and creates a focus on Dominion Energy's stock price to further align the interests of executive officers with the interests of our shareholders.	Three-year cliff vesting

2022 Long-Term Incentive Award Opportunities

The CTD Committee approves long-term incentive awards in January each year. In setting long-term award levels for each NEO, the CTD Committee applies the concepts and individual factors discussed under *Individual Factors In Setting Compensation*. In January 2022, the CTD Committee approved a $1,800,000 increase for Mr. Blue, a $50,000 increase for Mr. Ridge, a $150,000 increase for Mr. Brown, and a $200,000 increase for Mr. Chapman to increase their at-risk compensation and further align their compensation with the market median. In connection with his promotion to CFO, Mr. Ridge received a one-time restricted stock award in December 2022, with a value of $350,000. Mr. Ridge's 2023 target LTIP award is expected to be in line with his new position as Senior Vice President and CFO. No changes were made to Ms. Leopold's or Mr. Stoddard's targets. The CTD Committee also considered each officer's leadership experience and accomplishments, as well as Dominion Energy's overall performance in determining any adjustments to each NEO's long-term incentive target awards. The 2022 LTIP target awards for each of the NEOs were as follows:

Name	2022 Target Performance Grant	2022 Restricted Stock Grant	2022 Total Target Long-Term Incentive Award
Robert M. Blue	$4,980,000	$3,320,000	$8,300,000
Steven D. Ridge	156,000	104,000	260,000
Diane Leopold	1,200,000	800,000	2,000,000
Daniel G. Stoddard	900,000	600,000	1,500,000
Carlos M. Brown	450,000	300,000	750,000
James R. Chapman*	1,140,000	760,000	1,900,000

* Mr. Chapman forfeited his 2022 LTIP awards upon his resignation from the company on November 23, 2022.

2022 Performance Grants

In January 2022, the CTD Committee approved cash performance grants for the NEOs (other than Mr. Ridge, who received a performance-based stock grant as described below), effective February 15, 2022 (2022 Performance Grants). The performance period commenced on January 1, 2022 and will end on December 31, 2024.

The 2022 Performance Grants are denominated as a target dollar value (in the case of cash-based grants) or target number of shares of our common stock (in the case of stock-based grants), with potential payouts ranging from 0% to 200% of the target based on Dominion Energy's TSR relative to the companies that are members of the company's 2022 Compensation Peer Group (50%) modified by P/E ratio, if earned, Cumulative Operating EPS (40%) and Non-Carbon Emitting Generation Capacity Performance (10%).

In response to investor feedback following our 2021 Say on Pay vote and to ensure that management remains focused on long-term performance relative to our peers, we increased the weighting of the 2022 Performance Grant to 60% of the total LTIP award. In addition, we replaced the ROIC goal with a long-term operating EPS goal (40% of the performance grant) to further transparency in goal-setting, and added a new goal tied to increasing the company's zero carbon generation capacity over time (10% of the performance grant).

	Relative TSR	Cumulative Operating EPS	Non-Carbon Emitting Generation Capacity (NCGC) Performance
Weighting	**50%** modified by P/E ratio, if earned	**40%**	**10%**
Calculation	TSR is the difference between the value of a share of common stock at the beginning and end of the three-year performance period, plus dividends paid as if reinvested in stock.	Cumulative Operating EPS is the sum of the company's operating EPS for each of the fiscal years during the performance period.	The NCGC performance metric measures the company's wind, solar, nuclear and conventional hydro generation capacity as a percentage of its total generation capacity.
Rationale	The TSR metric was selected to focus our officers on long-term shareholder value when developing and implementing strategic plans and to reward management based on the achievement of TSR levels relative to the Compensation Peer Group.	Cumulative Operating EPS was selected to reward officers for focusing on cost control and revenue enhancement. In return, this benefits our shareholders through strong stock price performance.	The NCGC Performance metric was selected to ensure officers remain focused on the company's long-term environmental goals and to reward management as they achieve these complex emission reduction efforts, which are expected to enhance long-term shareholder value.

See Exhibit 10.21 to the Company's 2022 Annual Report on Form 10-K for the specific performance targets and corresponding payout scores for the Relative TSR, Cumulative Operating EPS and NCGC goals for the 2022 Performance Grants.

To reward strong P/E ratio performance relative to the company's peers, a portion of the 2022 Performance Grants may be earned based on Dominion Energy's performance on relative P/E ratio for the performance period. Specifically, and regardless of the company's relative TSR:

(i)   if the company's P/E ratio is at or above the 50th percentile but lower than the top third of the Compensation Peer Group, then an additional 25% will be added to the relative TSR goal achievement percentage; or

(ii) if the company's P/E ratio is at or above the top third of the Compensation Peer Group, then an additional 50% will be added to the relative TSR goal achievement percentage, provided that the aggregate relative TSR goal achievement percentage may not exceed 250% and the overall percentage payment under the entire performance grant may not exceed 200% of the target amount.

For this purpose, P/E ratio is determined by the CTD Committee using the methods set forth in the form of grant agreement for the 2022 Performance Grants, which is filed as Exhibit 10.21 to our 2022 Annual Report on Form 10-K.

FORM OF PERFORMANCE GRANT AWARD

Because officers are expected to retain ownership of shares upon vesting of restricted stock awards, as explained in *Share Ownership Guidelines*, the cash performance grant balances the long-term program and allows a portion of the LTIP award to be accessible to our NEOs during their employment.

Generally, officers who have not yet achieved 50% of their targeted share ownership guideline receive performance-based stock grants instead of a cash performance grant. The performance-based stock grants have the same performance goals and other terms as the cash-based performance grants but are denominated and paid in shares of our common stock instead of cash. Dividend equivalents are not paid on any performance-based grants. All of our NEOs (other than Mr. Ridge) have achieved more than 50% of their full targeted share ownership guidelines as of the February 15, 2022 grant date and received the 2022 Performance Grant as a cash-based grant. Mr. Ridge received his 2022 Performance Grant in the form of performance-based stock.

2022 Restricted Stock Grants

All NEOs received a restricted stock grant on February 15, 2022, based on the dollar value above. The number of shares awarded was determined by dividing the dollar value above by the closing price of Dominion Energy's common stock on February 15, 2022. Each of these grants cliff vests in three years on February 1, 2025. In addition, Mr. Ridge received a true-up restricted stock grant on December 1, 2022 in connection with his promotion to Senior Vice President and CFO, with the number of shares determined based on the December 1, 2022 closing stock price, and vesting ratably over the three-year period through December 1, 2025. Dividends are paid to officers during the restricted period.

2020 Performance Grants Payout

In January 2020, the CTD Committee approved performance grants for the NEOs (2020 Performance Grants). For NEOs other than Messrs. Ridge and Brown, the 2020 Performance Grants were made in the form of cash performance grants, effective February 13, 2020, for the three-year performance period commencing January 1, 2020 and ending December 31, 2022. Messrs. Ridge and Brown, neither of whom had achieved 50% of their requisite share ownership guidelines at the time of the grant, received their 2020 Performance Grant in the form of a performance-based stock award, with performance goals and other terms identical to the cash-based performance grants, but denominated and payable in shares of our common stock instead of cash. In addition, Mr. Blue received a true-up performance grant in the form of performance-based stock in October 2020 when he was promoted to CEO with the same terms as the 2020 Performance Grants.

In January 2023, payouts were made under the 2020 Performance Grants. The 2020 Performance Grants were based on two goals: TSR for the three-year period ending December 31, 2022, relative to the companies in the Compensation Peer Group as of the February 13, 2020 grant date, as adjusted for mergers and other similar events occurring during the performance period (weighted 50%), and ROIC for the same three-year period (weighted 50%). The members of the Compensation Peer Group used to measure performance under the 2020 Performance Grants were as follows:

- Ameren Corporation
- American Electric Power Company, Inc.
- CenterPoint Energy, Inc.
- Consolidated Edison, Inc.
- DTE Energy Corporation
- Duke Energy Corporation
- Edison International
- Entergy Corporation
- Eversource Energy
- Exelon Corporation
- FirstEnergy Corp.
- NextEra Energy, Inc.
- NiSource Inc.
- Public Service Enterprise Group Incorporated
- Sempra Energy
- The Southern Company
- Xcel Energy Inc.

Relative TSR (50% weighting). The relative TSR targets and corresponding payout scores for the 2020 Performance Grants were as follows:

Relative TSR Performance Percentile Ranking	Goal Achievement %*
85th or above	200%
50th	100%
25th	50%
Below 25th	0%

* TSR weighting is interpolated between the top and bottom of the percentages within a quartile.

The 2020 Performance Grants provided that if the company's relative TSR was below the 25th percentile, but its absolute TSR was at least 9% on a compounded annual basis for the performance period, a TSR goal achievement of 25% would apply. In addition to the foregoing amounts and regardless of the company's relative TSR, the 2020 Performance Grants also provided that if (i) the company's absolute TSR on a compounded annual basis for the performance period was at least 10% but less than 15%, or if the company's P/E ratio was at or above the 50th percentile but lower than the top third of the Compensation Peer Group, then 25% would be added to the TSR goal achievement percentage or (ii) the company's absolute TSR on a compounded annual basis for the performance period was at least 15% or if the company's P/E ratio was at or above the top third of the Compensation Peer Group, then 50% would be added to the TSR goal achievement percentage, provided that the aggregate TSR goal achievement percentage could not exceed 250% and the overall percentage payment under the entire performance grant may not exceed 200% of the target amount.

Actual relative TSR performance for the 2020-2022 period was the lowest in the peer group, which produced a relative TSR goal achievement percentage of 0%. Dominion Energy's absolute TSR for the three-year period ending December 31, 2022, was 4.8%, which is equivalent to 1.6% on an average annual basis, resulting in no additional percentage being added to the TSR goal achievement percentage. Dominion Energy's P/E ratio of 14.9 for the three-year performance period was in the 6th percentile of the Compensation Peer Group, resulting in no additional percentage being added to the TSR goal achievement percentage. P/E ratios for Dominion Energy and other members of the Compensation Peer Group were determined based on the closing share price on December 31, 2022 and the operating EPS for the most recent four quarters ending September 30, 2022.


Threshold
Target
Maximum
Goal Achievement
Goal Achievement with P/E Ratio Modifier
Actual: 0.0th
Relative TSR Percentile
25th
50th
85th
0%
0%

ROIC (50% weighting). We designed our ROIC goals for the 2020 Performance Grants to provide 100% payout if the company achieved an ROIC of 7.08% over the three-year performance period. The ROIC performance targets and corresponding payout scores for the 2020 Performance Grants were as follows:

ROIC Performance	Goal Achievement %*
7.31% and above	200%
7.08%	100%
6.84%	50%
Below 6.84%	0%

* ROIC percentage payout is interpolated between the top and bottom of the percentages for any range.

Actual ROIC performance for the 2020-2022 period was 7.00%, which produced a ROIC goal achievement percentage of 83.3%:


Threshold
Target
Maximum
Goal Achievement
Actual: 7.00%
ROIC
6.84%
7.08%
7.31%
83.3%

Executive Compensation

ROIC for this purpose was defined as the company's total return divided by average invested capital for the performance period, with total return defined as the company's consolidated operating earnings plus its after-tax interest and related charges and average invested capital (the average balances for long-term and short-term debt plus preferred equity plus common shareholders' equity).

Based on the achievement of the TSR and ROIC performance goals (including the P/E ratio modifier), the CTD Committee approved a 41.7% payout for the 2020 Performance Grants, determined as follows:

Measure	Goal Weight %		Goal Achievement %		Payout %
TSR with P/E Ratio modifier	50%	✗	0.0%	=	0.0%
ROIC	50%	✗	83.3%	=	41.7%
Combined Overall Performance Score 41.7%					

Although the CTD Committee has discretionary authority to reduce this overall score for any reason, this discretion was not exercised. The resulting payout amounts for the NEOs, other than Messrs. Ridge and Brown, for the cash-based 2020 Performance Grants are shown below:

Name	2020 Performance Grant Target Award		Overall Performance Score		Calculated Performance Grant Payout
Robert M. Blue	$1,000,000	✗	41.7%	=	$ 417,000
Diane Leopold	1,000,000	✗	41.7%	=	417,000
Daniel G. Stoddard	750,000	✗	41.7%	=	312,750

* Mr. Chapman forfeited his 2020 Performance Grant on his resignation from the company.

The corresponding payouts for Messrs. Blue, Ridge and Brown's stock-based 2020 Performance Grant were as follows:

Name	2020 Performance-Based Stock Target Award (# of Shares)		Overall Performance Score		Calculated Performance-Based Stock Award Payout (# of Shares)
Robert M. Blue*	11,929	✗	41.7%	=	4,974
Steven D. Ridge	1,218	✗	41.7%	=	507
Carlos M. Brown	2,899	✗	41.7%	=	1,208

* On October 1, 2020, Mr. Blue received a true-up performance grant when he was promoted to CEO in the form of performance-based shares subject to the same terms as the 2020 Performance Grants.

Employee and Executive Benefits

Benefit plans and limited perquisites compose the fourth element of our compensation program. These benefits serve as a retention tool and reward long-term employment.

Retirement Plans

All eligible non-union employees participate in a 401(k) plan that includes a company match, and, if hired prior to July 1, 2021, and unless they have elected to participate solely in our 401(k) plan, a tax-qualified defined benefit pension plan (Pension Plan). Effective July 1, 2021, we also adopted a nonqualified defined contribution plan, the Dominion Energy, Inc. Deferred Compensation Plan (DCP), to allow eligible officers to defer salary in excess of Internal Revenue Service (IRS) limits, annual bonuses and long-term incentive awards. Officers who participate in our 401(k) plan are unable to save a proportionate amount of their eligible compensation for retirement within the plan, due to limits that the IRS imposes on qualified plans; the DCP allows the officers to bridge this gap. Officers who have deferred salary above IRS limits to the DCP receive a company match on those deferrals at the same rates and subject to the same vesting conditions as under our 401(k) plan. These matching contributions are credited to them under the DCP unless they elect to receive them as a taxable cash payment. In addition, officers whose matching contributions under our 401(k) plan are limited by the Internal Revenue Code (Code) and who do not participate in the salary deferral program under the DCP receive a taxable cash payment each year to make them whole for the company match that is lost because of these limits. Employees hired after July 1, 2021, as well as employees hired prior to that date who have elected to participate solely in our 401(k) plan, are also eligible to receive nonelective company contributions under the 401(k) plan in addition to any matching contributions. Eligible officers may receive excess nonelective contributions under the DCP to the extent their 401(k) nonelective contributions are subject to IRS limits, at the same rates and subject to the same vesting conditions as under the 401(k) plan. The company matching and nonelective contributions to the 401(k) plan and the DCP and the cash payments of company matching contributions above the Code limits for the NEOs are included in the *All Other Compensation* column of the *Summary Compensation Table*.

We also maintain two defined benefit nonqualified retirement plans for our executive officers, the Retirement Benefit Restoration Plan (BRP) and the frozen Executive Supplemental Retirement Plan (Frozen ESRP). The BRP helps us to retain executive talent by restoring benefits that cannot be paid under the Pension Plan due to Code limits. Due to these Code limits, and because a more substantial portion of total compensation for our officers is paid as incentive compensation than for other employees, the Pension Plan and 401(k) plan alone would produce a lower percentage of replacement income in retirement for officers than these plans will provide for other employees.

The Frozen ESRP provides a benefit that covers a portion (25%) of final base salary and target annual incentive compensation (determined at the earlier of a participant's retirement or October 1, 2019) to partially make up for this gap in retirement income. Effective July 1, 2013, the Frozen ESRP was closed to any new participants. Messrs. Ridge, Brown and Chapman did not become officers until after July 2013 and, therefore, do not participate in the Frozen ESRP. Effective October 1, 2019, due to variations in our officer eligibility for the plan and changing market trends, we froze future benefit accruals under the Frozen ESRP as well. Benefits under the Frozen ESRP will continue to be credited with annual cost-of-living increases as described below under *Pension Benefits*.

The Pension Plan, 401(k) plan, BRP and Frozen ESRP do not include long-term incentive compensation in benefit calculations and, therefore, a significant portion of the potential compensation for our officers is excluded from calculation in any retirement plan benefit. As consideration for the benefits earned under the BRP and Frozen ESRP, all officers agree to comply with confidentiality and one-year non-competition requirements set forth in the plan documents following their retirement or other termination of employment. The present value of the accumulated benefits under these retirement plans is disclosed in the *Pension Benefits* table and the terms of the plans are more fully explained in the narrative following that table.

For purposes of calculating benefits under the BRP, additional age and service may be earned under the terms of an officer's Employment Continuity Agreement in the event of a change in control, as described in *Change in Control* under *Potential Payments Upon Termination or Change in Control*.

Other Benefit Programs

Dominion Energy's officers participate in the benefit programs available to other Dominion Energy employees. The core benefit programs generally include medical, dental and vision benefit plans, a health savings account, health and dependent care flexible spending accounts, group term life insurance, travel accident coverage, long-term disability coverage and a paid time off program.

We also maintain an executive life insurance program for officers, fully insured by individual policies, that provides death benefits at a fixed amount depending on an officer's salary tier. This life insurance coverage is in addition to the group term insurance provided to all employees. The officer is the owner of the policy and the company makes premium payments until the later of 10 years from enrollment date or the date the officer attains age 64. Officers are taxed on the premiums paid by the company. The premiums for these policies are included in the *All Other Compensation* column of the *Summary Compensation Table*.

Perquisites

We provide a limited number of perquisites for our officers to enable them to perform their duties and responsibilities as efficiently as possible and to minimize distractions. The CTD Committee annually reviews the perquisites to ensure they are an effective and efficient use of corporate resources. We believe the benefits we receive from offering these perquisites outweigh the costs of providing them. We offer the following perquisites to all officers:

- An allowance of up to $9,500 a year to be used for health club memberships and wellness programs, comprehensive executive officer physical exams and financial and estate planning. Dominion Energy wants officers to be proactive with preventive healthcare and wants executive officers to use professional, independent financial and estate planning consultants to ensure proper tax reporting of company-provided compensation and to help officers optimize their use of Dominion Energy's retirement and other employee benefit programs.

- A vehicle leased by Dominion Energy, up to an established lease-payment limit (if the lease payment exceeds the allowance, the officer pays for the excess amount on the vehicle). The costs of insurance, fuel and maintenance for company-leased vehicles are paid by the company. To align with peer and industry executive perquisite practice, in June 2021 the CTD Committee approved the phased termination of the executive vehicle program. By the end of 2022, the company no longer provided leased vehicles to executives.

- In limited circumstances, use of corporate aircraft for personal travel by executive officers. For security and other reasons, the Board has encouraged Mr. Blue to use the corporate aircraft for air travel, including personal travel. Mr. Blue's family and guests may accompany him on any personal trips. The use of corporate aircraft for personal travel by other executive officers is limited and usually related to (i) travel with the CEO or (ii) personal travel to accommodate business demands on an executive officer's schedule. Except for Mr. Blue, personal use of corporate aircraft is not available when there is a company need for the aircraft, unless approved by the CEO. Mr. Blue is required to reimburse the company for any incremental costs for personal travel exceeding $150,000 on the personal aircraft. Use of corporate aircraft saves substantial time and allows us to have better access to our executive officers for business purposes.

Other than costs associated with comprehensive executive officer physical exams (which are exempt from taxation under the Code), these perquisites are fully taxable to officers. There is no tax gross-up for imputed income on most perquisites.

Employment Continuity Agreements

Dominion Energy has entered into Employment Continuity Agreements with all officers to ensure continuity in the event of a change in control of the company. These agreements are consistent with competitive practice for our peer companies, and they protect the company in the event of an anticipated or actual change in control. In a time of transition, it is critical to protect shareholder value by retaining and continuing to motivate the company's core management team. In a change in control situation, workloads typically increase dramatically, outside competitors are more likely to attempt to recruit top performers away from the company, and officers and other key employees may consider other opportunities when faced with uncertainties at their own company. The Employment Continuity Agreements provide security and protection to officers in such circumstances for the long-term benefit of the company and its shareholders.

In determining appropriate compensation and benefits payable upon a change in control, the company evaluated peer group and general practices and considered the levels of protection necessary to retain officers in such situations. The Employment Continuity Agreements are double-trigger, meaning they require both a change in control and a qualifying termination of employment to trigger most benefits. The specific terms of the Employment Continuity Agreements are discussed in *Potential Payments Upon Termination or Change in Control*.

Other than the Employment Continuity Agreements, Dominion Energy does not have comprehensive employment agreements or severance agreements with its NEOs.

Our Process

The CTD Committee is responsible for reviewing and approving NEO compensation and our overall executive compensation program. Each year, the CTD Committee reviews a comprehensive analysis of the executive compensation program, including the elements of each NEO's compensation, with input from senior management and the CTD Committee's independent compensation consultant. As part of its assessment, the CTD Committee reviews the performance of the CEO and other executive officers, reviews succession planning for the company's senior officers, reviews executive officer share ownership guidelines and compliance, and establishes compensation programs designed to achieve Dominion Energy's objectives.



REVIEW

CTD Committee annually reviews NEO and overall executive compensation programs with input and assistance from senior management and an independent compensation consultant

EVALUATE

CTD Committee evaluates the performance of the CEO and other executive officers, annually reviews succession planning for senior executives, and reviews executive share ownership guidelines and compliance

APPROVE

CTD Committee approves compensation programs designed to achieve Dominion Energy's objectives

The CTD Committee evaluates each NEO's base salary, total cash compensation (base salary plus target AIP award) and total direct compensation (base salary plus target AIP award and target LTIP award) against data from our Compensation Peer Group. To ensure the compensation levels are appropriately competitive and consistent with the company's overall strategy, the CTD Committee considers the peer data together with the considerations described under *Individual Factors in Setting Compensation*. Additionally, the CTD Committee also reviews general market survey data for each position as part of the review process. Neither the peer comparison nor the individual factors are assigned any specific weighting. As part of its analysis, the CTD Committee also considers Dominion Energy's progress on our commitment to Net Zero, Dominion Energy's size, including market capitalization and complexity compared to the companies in our Compensation Peer Group, as well as the tenure of the NEO as compared to executive officers in a similar position in a Compensation Peer Group company.

Individual Factors In Setting Compensation

In addition to Dominion Energy's goals and performance, the CTD Committee considers several factors when setting compensation for each NEO, including:

Performance Job and leadership performance	**Job Responsibilities** Scope, complexity and significance of job responsibilities	**Internal Pay Equity** Internal pay equity, such as relative importance of a position or an individual officer to Dominion Energy's strategy and success
Experience Experience, background and tenure	**Retention** Retention and market competitive concerns	**Succession Planning** The executive officer's role in any succession plan for other key positions

These factors are important considerations in setting base pay and other compensation opportunities.

The Compensation Peer Group

The CTD Committee uses the Compensation Peer Group to assess the competitiveness of the compensation of our NEOs. This same group is used to evaluate the relative TSR performance of the company for purposes of our 2022 Performance Grants.

In the fall of each year, with input and advice from its independent consultant, the CTD Committee reviews and approves the Compensation Peer Group. In selecting the Compensation Peer Group, we identify companies in our industry that compete for executive talent and investment capital and have similar business models and strategic focus. We screen this group based on size and usually eliminate companies that are much smaller than Dominion Energy in revenues, assets, or market capitalization. For 2022, the Compensation Peer Group was unchanged from 2021.

Dominion Energy's 2022 Compensation Peer Group was composed of the following companies:

- Ameren Corporation
- American Electric Power Company, Inc.
- CenterPoint Energy, Inc.
- CMS Energy Corporation
- Consolidated Edison, Inc.
- Duke Energy Corporation
- Edison International
- Entergy Corporation
- Eversource Energy
- Exelon Corporation
- FirstEnergy Corp.
- NextEra Energy, Inc.
- NiSource Inc.
- Public Service Enterprise Group Incorporated
- The Southern Company
- WEC Energy Group, Inc.
- Xcel Energy Inc.

The CTD Committee and management use the Compensation Peer Group to: (i) compare Dominion Energy's stock and financial performance against these peers using a number of different metrics and time periods to evaluate how we are performing; (ii) analyze compensation practices within our industry; (iii) evaluate peer company practices and determine peer ranges for base pay, annual incentive pay, long-term incentive pay and total direct compensation, both generally and for specific positions; and (iv) to compare our benefits and perquisites. In setting the levels for base pay, annual incentive pay, long-term incentive pay and total direct compensation, the CTD Committee also takes into consideration Dominion Energy's size compared with the median of the Compensation Peer Group and the complexity of its business. As compared to the Compensation Peer Group, as of December 31, 2022, Dominion Energy ranked 4th in market capitalization, 4th in assets and 7th in revenues, as reported by Bloomberg.



Survey and Other Data

Survey compensation data and information on local companies with whom we compete for talent and other companies with market capitalization comparable to Dominion Energy are used only to provide a general understanding of compensation practices and trends, not as benchmarks for compensation decisions. The CTD Committee considers individual and company-specific factors, including internal pay equity, along with data from the Compensation Peer Group, in establishing compensation opportunities. The CTD Committee believes this reflects Dominion Energy's specific needs in its distinct competitive market and with respect to its size and complexity versus its peers.

CEO Compensation Relative to Other NEOs

Our CEO generally participates in the same compensation programs and receives compensation based on the same philosophy and factors as the other NEOs. Application of the same philosophy and factors to the CEO's position results in overall CEO compensation that is higher than the compensation of the other NEOs. The CEO's compensation is commensurate with his greater responsibilities and decision-making authority, broader scope of duties encompassing the entirety of the company (as compared to the other NEOs who are responsible for significant but distinct areas within the company) and his overall responsibility for corporate strategy. The CEO's compensation also reflects his role as our principal corporate representative to investors, customers, regulators, analysts, legislators, industry, the communities in which we operate, and the media.

We consider CEO compensation trends as compared to the next highest-paid officer, as well as to our executive officers as a group, over a multi-year period to monitor the ratio of the CEO's pay relative to the pay of other executive officers. The CTD Committee did not make any adjustments to the compensation of any NEOs based on this review for 2022.

Our Compensation Practices and Policies

Annual Compensation Risk Review

Dominion Energy's management, including Dominion Energy's senior risk officer and other executive officers, annually reviews the overall structure of the company's executive compensation program and policies to ensure that they are consistent with effective management of enterprise key risks and that they do not encourage executive officers to take unnecessary or excessive risks that could threaten the value of the enterprise. With respect to the programs and policies that apply to our NEOs, this review includes analysis of:

- How different elements of our compensation programs may increase or mitigate risk-taking;
- Performance metrics used for short-term and long-term incentive programs and the relation of such incentives to the objectives of the company;
- Whether the performance measurement periods for short-term and long-term incentive compensation are appropriate; and
- The overall structure of compensation programs as related to business risks.

Among the factors considered in management's assessment are: (i) the balance of our overall program design, including the mix of cash and equity compensation; (ii) the mix of fixed and variable compensation; (iii) the balance of short-term and long-term objectives of our incentive compensation; (iv) the performance metrics, performance targets, threshold performance requirements and capped payouts related to our incentive compensation; (v) our clawback provision on incentive compensation; (vi) our share ownership guidelines, including share ownership levels, retention practices and prohibitions on hedging, pledging and other derivative transactions related to Dominion Energy common stock; (vii) the CTD Committee's ability to exercise negative discretion to reduce the amount of the annual and long-term incentive awards; and (viii) internal controls and oversight structures in place at Dominion Energy.

Based on management's review, the CTD Committee believes the company's well-balanced mix of salary and short-term and long-term incentives, as well as the performance metrics that are included in the incentive programs, are appropriate, consistent with the company's risk management practices and overall strategies, and do not encourage our executive officers, including the NEOs, to take unnecessary or excessive risks.

Share Ownership Guidelines

We require executive officers to own and retain significant amounts of Dominion Energy common stock to align their interests with those of our shareholders by promoting a long-term focus through share ownership. The guidelines ensure that management maintains a personal stake in the company through significant equity investment in the company.

Targeted ownership levels are the following values:

Position	Value of Shares
Chair, President and Chief Executive Officer	6 x salary
Executive Vice President – Dominion Energy	4 x salary
President – Dominion Energy Subsidiaries	3 x salary
Senior Vice President – Dominion Energy & Subsidiaries	3 x salary
Vice President – Dominion Energy & Subsidiaries	2 x salary

Executive Compensation

The levels of ownership reflect the increasing level of responsibility for each officer's position. Shares owned by an officer and their immediate family members, shares held under company benefit plans, and unvested time-based restricted stock count toward the ownership targets. Performance-based stock and shares underlying stock options do not count toward the ownership targets until the shares vest or the options are exercised.

Until an officer meets their ownership target, an officer must retain all after-tax shares from the vesting of restricted stock and performance-based stock awards. We refer to shares held by an officer that are more than 15% above their ownership target as qualifying excess shares. Unvested time-based restricted stock is excluded from the officer's share ownership balance when determining qualifying excess shares. An officer may sell, gift, or transfer qualifying excess shares at any time, subject to insider-trading rules and other policy provisions, if the sale, gift or transfer does not cause an executive officer to fall below their ownership target.

To encourage officers to meet their share ownership guidelines and facilitate their ownership of company stock, the company offers an Executive Stock Purchase Tool Kit program (Tool Kit) to any officer who is subject to share ownership guidelines and is not currently in compliance with their guideline because of new hire, promotion or any other reason. The Tool Kit provides eligible officers with an opportunity to purchase shares of company stock at a discount, either by electing to exchange a portion (up to 100%) of the officer's AIP payout for shares of company stock or by purchasing shares through Dominion Energy Direct®. An officer who elects to participate in the Tool Kit receives an additional payment equal to 25% of the amount they have elected to invest in shares of company stock. The additional payment, net of applicable taxes, is also paid or required to be invested in shares of company stock. Tool Kit shares are issued under the company's 2014 Incentive Compensation Plan.

The CTD Committee annually reviews the share ownership guidelines and monitors compliance by executive officers, both individually and by the officer group as a whole.

Anti-Hedging & Pledging Policy

We prohibit our directors, officers and employees and their designees from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that hedge or offset, or that are designed to hedge or offset, any decrease in the market value of shares of our common stock or other equity securities, granted to them as compensation or otherwise held, directly or indirectly, by them. Our directors and officers are also prohibited from using margin accounts and pledging shares as collateral.

Recovery of Incentive Compensation

Dominion Energy's Corporate Governance Guidelines authorize the Board to seek recovery of cash and equity performance-based compensation paid to officers who are found to be personally responsible for fraud or intentional misconduct that causes a restatement of financial results filed with the SEC. Our AIP and LTIP performance grant documents include a broader clawback provision that authorizes the CTD Committee, in its discretion and based on facts and circumstances, to recoup AIP and LTIP performance grant payouts from any employee whose fraudulent or intentional misconduct: (i) directly causes or partially causes the need for a restatement of a financial statement; or (ii) relates to or materially affects the company's operations or the employee's duties at the company. The company reserves the right to recover a payout by seeking repayment from the employee by reducing the amount that would otherwise be payable to the employee under another company benefit plan or compensation program to the extent permitted by applicable law, by withholding future incentive compensation, or any combination of these actions. The clawback provision is in addition to, and not in lieu of, other actions the company may take to remedy or discipline misconduct, including termination of employment or a legal action for breach of fiduciary duty, and any actions imposed by law enforcement agencies.

We include provisions in our AIP and LTIP performance grants and restricted stock grants that subject those awards to any additional or revised clawback guidelines that Dominion Energy may adopt in the future in response to the Dodd-Frank rules.

Tax Deductibility of Compensation

Section 162(m) of the Code generally disallows a deduction for annual compensation in excess of $1 million that we pay to our CEO, CFO, our next three most highly compensated officers and any other individual who has served as one of our covered executive officers after 2016. Compensation decisions for our NEOs are driven by market competitiveness and the other factors described above in this *CD&A* and the CTD Committee approves non-deductible compensation whenever it believes that corporate objectives justify the cost of being unable to deduct such compensation.

Accounting for Stock-Based Compensation

We measure and recognize compensation expense in accordance with the Financial Accounting Standards Board (FASB) guidance for stock-based payments, which requires that compensation expense relating to stock-based payment transactions be recognized in the financial statements based on the fair value of the equity or liability instruments issued. The CTD Committee considers the accounting treatment of equity and performance-based compensation when approving awards.

Compensation and Talent Development Committee Report

The CTD Committee is responsible for the oversight of Dominion Energy's compensation programs and compensation of Dominion Energy's executives per the CTD Committee's charter. In preparation for filing this Proxy Statement, the CTD Committee reviewed and discussed the preceding *Compensation Discussion and Analysis* with management. Based on this review and discussion, we recommended to the Board of Directors that the *CD&A* be included in this Proxy Statement and incorporated by reference into Dominion Energy's 2022 Annual Report on Form 10-K.

Michael E. Szymanczyk, *Chair*
Helen E. Dragas
Mark J. Kington
Robert H. Spilman, Jr.

Executive Compensation Tables

Summary Compensation Table – An Overview

The *Summary Compensation Table* provides information in accordance with SEC requirements regarding compensation earned by our NEOs, stock awards made to our NEOs, as well as amounts accrued or accumulated during years reported with respect to retirement plans and other items. The NEOs include our CEO, our CFO and our three most highly compensated officers who are deemed to be executive officers by our Board pursuant to SEC rules other than our CEO and CFO. In addition, we include information related to Mr. Chapman, who served as CFO for a portion of 2022.

The following highlights some of the disclosures contained in this table.

- **Salary.** The amounts in this column are the base salaries earned by the NEOs for the years indicated.
- **Stock Awards.** The amounts in this column reflect the grant date fair value of the stock awards for accounting purposes for the respective year. Stock awards are reported in the year in which the awards are granted regardless of when or if the awards vest.
- **Non-Equity Incentive Plan Compensation.** This column includes amounts earned under two performance-based programs: the AIP and cash-based performance grant awards under our LTIP. These performance programs are based on performance criteria established by the CTD Committee at the beginning of the performance period, with actual performance scored against the pre-set criteria by the CTD Committee at the end of the performance period.
- **Change in Pension Value and Nonqualified Deferred Compensation Earnings.** This column shows any year-over-year increases in the annual accrual of pension and supplemental retirement benefits for our NEOs. These are accruals for future benefits under the terms of our retirement plans and are not actual payments made during the year to our NEOs. The amounts disclosed reflect the annual change in the actuarial present value of benefits under defined benefit plans sponsored by the company, which include the company's tax-qualified pension plan and the nonqualified plans described in the narrative following the Pension Benefits table. The annual change equals the difference in the accumulated amount for the current fiscal year and the accumulated amount for the prior fiscal year, generally using the same actuarial assumptions used for the company's audited financial statements for the applicable fiscal year. Accrued benefit calculations are based on assumptions that the NEOs would retire at the earliest age at which they are projected to become eligible for full, unreduced pension benefits (including the effect of future service for eligibility purposes), instead of their unreduced retirement age based on current years of service. The application of these assumptions results in a greater increase in the accumulated amount of pension benefits for certain NEOs than would result without the application of these assumptions. This method of calculation does not increase actual benefits payable at retirement but only how much of that benefit is allocated to the increase during the years presented in the *Summary Compensation Table*. Please refer to the footnotes to the Pension Benefits table and the narrative following that table for additional information related to actuarial assumptions used to calculate pension benefits.
- **All Other Compensation.** The amounts in this column disclose compensation that is not classified as compensation reportable in another column, including perquisites and benefits with an aggregate value of at least $10,000, the value of company-paid life insurance premiums, company matching contributions to an NEO's 401(k) plan or DCP account, payments under the company's Tool Kit, and (for NEOs who do not participate in the DCP) company matching contributions paid directly to the NEO that would be credited to the 401(k) plan account if Code contribution limits did not apply.
- **Total.** The number in this column provides a single figure that represents the total compensation either earned by each NEO for the years indicated or accrued benefits payable in later years and required to be disclosed by SEC rules in this table. It does not reflect actual compensation paid to the NEO during the year but is the sum of the dollar values of each type of compensation quantified in the other columns in accordance with SEC rules.

Summary Compensation Table

The following table presents information concerning compensation paid or earned by our NEOs for the years ended December 31, 2022, 2021 and 2020 as well as the grant date fair value of stock awards and changes in pension value.

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
Robert M. Blue Chair, President and Chief Executive Officer	**2022**	**$1,225,000**		**$3,320,036**	**$ 2,023,514**	**$ 10,107**	**$216,328**	**$6,794,985**
	2021	1,225,000		3,250,001	2,288,232	1,235,648	162,202	8,161,083
	2020	890,573		2,875,039	2,415,675	1,649,066	82,290	7,912,643
Steven D. Ridge Senior Vice President and Chief Financial Officer *(As of November 24, 2022)*	**2022**	**331,137**	**$375,000**	**610,096**	**423,696**	**5,604**	**125,915**	**1,871,448**
Diane Leopold Executive Vice President and Chief Operating Officer	**2022**	**897,388**		**800,070**	**1,235,731**	**0**	**90,276**	**3,023,465**
	2021	871,250		1,000,017	1,474,478	1,150,204	79,824	4,575,773
	2020	796,823		4,000,055	1,583,775	1,707,115	79,564	8,167,332
Daniel G. Stoddard Senior Vice President, Chief Nuclear Officer and President–Contracted Assets	**2022**	**737,732**		**600,033**	**825,455**	**244,639**	**51,988**	**2,459,847**
	2021	708,834		750,066	863,763	500,180	58,214	2,881,057
	2020	651,132		750,029	893,608	917,254	51,591	3,263,614
Carlos M. Brown Senior Vice President, Chief Legal Officer and General Counsel	**2022**	**591,392**		**300,016**	**424,042**	**0**	**51,862**	**1,367,312**
	2021	543,250		600,052	455,919	233,664	52,188	1,885,073
	2020	522,645		500,020	437,780	443,336	49,920	1,953,701
James R. Chapman Former Executive Vice President and Chief Financial Officer *(Until November 23, 2022)*	**2022**	**649,973**		**760,047**	**0**	**0**	**78,280**	**1,488,300**
	2021	666,250		850,004	1,140,777	25,185	157,691	2,839,907
	2020	636,614		750,029	907,235	29,901	133,789	2,457,568

[1] Effective March 1, 2022, the NEOs received the following base salary increases: Mr. Ridge: 5%; Ms. Leopold: 3%; Mr. Stoddard: 3%; Mr. Brown: 10%; and Mr. Chapman: 10%. Mr. Blue did not receive a base salary increase. Effective November 24, 2022, Mr. Ridge received an additional annual base salary increase from $303,188 to $600,000 due to his promotion to Senior Vice President and CFO.

[2] The amount in this column represents a one-time cash bonus payment of $350,000 to Mr. Ridge in connection with his promotion to Senior Vice President and CFO and a cash bonus payment of $25,000 in connection with his relocation to Utah.

[3] The amounts in this column reflect the grant date fair value of stock awards for the respective year of grant in accordance with FASB guidance for share-based payments. Dominion Energy did not grant any stock options in any of the years shown in the table. See also Note 20 to the Consolidated Financial Statements in Dominion Energy's 2022 Annual Report on Form 10-K for more information on the valuation of stock-based awards, the *Grants of Plan-Based Awards* table for stock awards granted in 2022, and the *Outstanding Equity Awards at Fiscal Year-End* table for a listing of all outstanding equity awards as of December 31, 2022. For Mr. Ridge, the award granted in 2022 includes a performance-based stock award valued at target; were this award paid out at the maximum potential payout levels based on the highest possible achievement of the performance goals, the amount reported in this column for Mr. Ridge would have included an additional $156,027. For Mr. Brown, the award granted in 2021 includes a performance-based stock award valued at target; were this award paid out at its maximum potential payout level based on the highest possible achievement of the performance goals, the amount reported in this column for 2021 for Mr. Brown would have included an additional $300,026. For Messrs. Blue and Brown, the awards granted in 2020 include performance-based stock awards valued at target; were these awards paid out at their maximum potential payout levels based on the highest possible achievement of the performance goals, the amounts reported in this column for 2020 for Messrs. Blue and Brown would have included an additional $937,500 and $250,010, respectively. Mr. Chapman forfeited his outstanding, unvested restricted stock grants from 2020, 2021 and 2022 upon his resignation from the company.

[4] The 2022 amounts in this column include the payout under Dominion Energy's 2022 AIP for each of the NEOs and under the 2020 Performance Grants for each of the NEOs other than Messrs. Ridge and Brown, who received their 2020 Performance Grants in the form of performance-based stock. In addition, Mr. Blue received a true-up performance grant when he was promoted to CEO subject to the same terms as the 2020 Performance Grants in the form of performance-based stock. All the NEOs received 104% funding of their 2022 AIP target awards. All of the NEOs received 97% payout scores for accomplishments of their goals except for Mr. Stoddard, who received 95%. The 2022 AIP payout amounts were as follows: Mr. Blue: $1,606,514; Mr. Ridge: $423,696; Ms. Leopold: $818,731; Mr. Stoddard: $512,705; and Mr. Brown: $424,042. See *CD&A* for additional information on the 2022 AIP and the *Grants of Plan-Based Awards* table for the range of each NEO's potential award under the 2022 AIP. In 2020, Mr. Chapman elected to receive a portion of his AIP payout, 33%, in shares of company stock under the Tool Kit. The 2020 Performance Grants were issued on January 31, 2020 and the payout amounts were determined based on achievement of performance goals for the performance period ended December 31, 2022. Payouts could range from 0% to 200%. The actual payout was 41.7% of the target amount. The 2020 Performance Grant payout amounts were as follows: Mr. Blue: $417,000; Ms. Leopold: $417,000; and Mr. Stoddard: $312,750. See *2020 Performance Grant Payout* in the *CD&A* for additional information on the 2020 Performance Grants. The 2021 amounts reflect both the 2021 AIP and the 2019 performance grant payouts, and the 2020 amounts reflect both the 2020 AIP and 2018 performance grant payouts. Mr. Chapman forfeited payout of his 2022 AIP and 2020 Performance Grant upon his resignation from the company.

[5] All amounts in this column represent the aggregate change in the actuarial present value of the NEO's accumulated benefit under our qualified Pension Plan and nonqualified executive retirement plans. There are no above-market earnings on nonqualified deferred compensation plans. These accruals are not directly in relation to final payout potential and can significantly vary year over year based on (i) promotions and corresponding changes in salary; (ii) other one-time adjustments to salary or incentive target for market or other reasons; (iii) actual age versus predicted age at retirement; (iv) the discount rate used to determine the present value of a benefit; and (v) other relevant factors. Reductions in the actuarial present value of an NEO's accumulated pension benefits are reported as $0. Prior to his resignation, Mr. Chapman participated in the "cash balance" formula under the Pension Plan and Mr. Ridge participated in the "cash balance" formula until May 1, 2022. Each of the other NEOs participates in the "final average earnings" pension formula. For participants in the "final average earnings" formula, a change in the discount rate can be a significant factor in the change reported in this column. A decrease in the discount rate results in an increase in the present value of the accumulated benefit without any increase in the benefits payable to the NEO at retirement and an increase in the discount rate has the opposite effect. The discount rate used in determining the present value of the accumulated benefit increased from 3.14% used as of December 31, 2021 to a discount rate of 5.65% used as of December 31, 2022. The decrease in present value attributed solely to the change in discount rate was as follows: Mr. Blue: $1,484,395; Mr. Ridge: $1,133; Ms. Leopold: $1,779,614; Mr. Stoddard: $391,064; Mr. Brown: $685,618; and Mr. Chapman: $2,282.

[6] All Other Compensation amounts for 2022 are as follows:

Name	Executive Perquisites[a]	Life Insurance Premiums	Company 401(k) Plan Match/ Nonelective[b]	Company Match Above IRS Limits[c]	Relocation Benefits[d]	Accrued Vacation Payable Upon Separation[e]	Total All Other Compensation
Robert M. Blue	$106,789	$72,789	$ 9,150	$27,600	$ 0	$ 0	$216,328
Steven D. Ridge	16,415	4,071	25,567	1,307	78,555	0	125,915
Diane Leopold	12,734	44,885	8,843	23,814	0	0	90,276
Daniel G. Stoddard	8,934	21,040	9,032	12,982	0	0	51,988
Carlos M. Brown	24,131	10,345	8,794	8,592	0	0	51,862
James R. Chapman	6,627	25,829	8,647	0	0	37,177	78,280

[a] Unless noted, the amounts in this column for all NEOs are composed of the following: personal use of company vehicle and financial planning and health and wellness allowance. For Mr. Blue, the amount in this column also includes personal use of the corporate aircraft. The value of the personal use of the aircraft for Mr. Blue during 2022 was $103,069. For personal flights, all direct operating costs are included in calculating aggregate incremental cost. Direct operating costs include the following: fuel, airport fees, catering, ground transportation and crew expenses (any food, lodging and other costs). The fixed costs of owning the aircraft and employing the crew are not taken into consideration, as more than 94% of the use of the corporate aircraft is for business purposes.

[b] Employees hired before 2008 (including Messrs. Blue, Stoddard and Brown and Ms. Leopold) who contribute to the 401(k) plan receive a matching contribution of 50 cents for each dollar contributed up to 6% of compensation (subject to IRS limits) for employees who have fewer than 20 years of service, and 67 cents for each dollar contributed up to 6% of compensation (subject to IRS limits) for employees who have 20 or more years of service. Employees hired after 2008 and prior to July 1, 2021 (including Mr. Chapman) who contribute to the 401(k) plan receive a matching contribution of one dollar for each dollar contributed, up to 4% of compensation (subject to IRS limits) for employees who have fewer than 5 years of service, up to 5% of compensation (subject to IRS limits) for employees who have 5 to 15 years of service, up to 6% of compensation (subject to IRS limits) for employees who have 15 to 25 years of service, and up to 7% of compensation (subject to IRS limits) for employees who have more than 25 years of service. Employees hired on and after July 1, 2021, as well as eligible employees hired before July 1, 2021 who have elected to participate solely in the 401(k) plan (including Mr. Ridge), receive a matching contribution of one dollar for each dollar contributed, up to 4% of compensation (subject to IRS limits) for employees who have fewer than 5 years of service and up to 5% of compensation (up to IRS limits) for employees who have 5 or more years of service as well as a nonelective company contribution of 4% of compensation (subject to IRS limits) for employees who have fewer than 5 years of service and 5% of compensation for employees who have 5 or more years of service. NEOs who elect to defer salary in excess of IRS limits to the DCP receive matching contributions on such deferrals under the DCP at the same rate and subject to the same vesting schedule as under the company's 401(k) plans, which is either credited to their DCP account or (if elected by the executive) paid to them in cash. For Mr. Ridge, nonelective company contributions to the 401(k) plan in excess of IRS limits are also credited to the DCP.

[c] Represents each payment of lost 401(k) plan matching contribution due to IRS limits for NEOs who do not participate in the DCP. For Mr. Ridge, this represents a nonelective company contribution to the 401(k) plan in excess of IRS limits credited to the DCP.

[d] Includes the aggregate incremental cost to the company of certain relocation services, including home-buying decision counseling services, home marketing and selling assistance and home finding assistance, as well as allowances to cover miscellaneous expenses related to relocation, reimbursement of closing costs and a gross-up for taxable benefits, provided to Mr. Ridge in connection with his relocation to Utah.

[e] For Mr. Chapman, the amount shown represents the payout of $35,053 for his accrued unused 2022 vacation days and $2,124 for unused personal holiday hours that were paid upon his resignation from the company.

Grants of Plan-Based Awards

The following table provides information about stock awards and non-equity incentive awards granted to our NEOs during the year ended December 31, 2022.

| Name | Grant Date[1] | Grant Approval Date[1] | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock and Options Award ($)[1][4] |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Robert M. Blue										
2022 Annual Incentive Plan[2]			$796,250	$1,592,500	$3,185,000					
2022 Cash Performance Grant[3]			622,500	4,980,000	9,960,000					
2022 Restricted Stock Grant[4]	2/15/2022	1/27/2022							42,472	$3,320,036
Steven D. Ridge										
2022 Annual Incentive Plan[2]			210,000	420,000	840,000					
2022 Performance-based Stock Grant[5]	2/15/2022	1/27/2022				249	1,996	3,992		156,027
2022 Restricted Stock Grant[4]	2/15/2022	1/27/2022							1,331	104,044
2022 Restricted Stock Grant[6]	12/01/2022	11/03/2022							5,798	350,025
Diane Leopold										
2022 Annual Incentive Plan[2]			405,795	811,589	1,623,178					
2022 Cash Performance Grant[3]			150,000	1,200,000	2,400,000					
2022 Restricted Stock Grant[4]	2/15/2022	1/27/2022							10,235	800,070
Daniel G. Stoddard										
2022 Annual Incentive Plan[2]			259,466	518,932	1,037,864					
2022 Cash Performance Grant[3]			112,500	900,000	1,800,000					
2022 Restricted Stock Grant[4]	2/15/2022	1/27/2022							7,676	600,033
Carlos M. Brown										
2022 Annual Incentive Plan[2]			210,172	420,343	840,686					
2022 Cash Performance Grant[3]			56,250	450,000	900,000					
2022 Restricted Stock Grant[4]	2/15/2022	1/27/2022							3,838	300,016
James R. Chapman[7]										
2022 Annual Incentive Plan[2]			331,403	662,805	1,325,610					
2022 Cash Performance Grant[3]			142,500	1,140,000	2,280,000					
2022 Restricted Stock Grant[4]	2/15/2022	1/27/2022							9,723	760,047

(1) On January 27, 2022, the CTD Committee approved the 2022 long-term incentive compensation awards for our officers, which consisted of a restricted stock grant and a cash performance grant for NEOs other than Mr. Ridge and, for Mr. Ridge, a performance-based stock grant. The 2022 restricted stock and performance-based stock awards were granted on February 15, 2022. Under the 2014 Incentive Compensation Plan, fair market value is defined as the closing price of Dominion Energy common stock on the date of grant or, if that day is not a trading day, on the most recent trading day immediately preceding the date of grant. The fair market value for the February 15, 2022 restricted stock grant was $78.17 per share, which was Dominion Energy's closing stock price on the grant date. The fair market value for the December 1, 2022 restricted stock grant was $60.37 per share, which was Dominion Energy's closing stock price on the grant date.

(2) Amounts represent the range of potential payouts under the 2022 AIP. Actual amounts paid under the 2022 AIP are found in the *Non-Equity Incentive Plan Compensation* column of the *Summary Compensation Table*. Under our AIP, officers are eligible for an annual performance-based award. The CTD Committee establishes target awards for each NEO based on their salary level and expressed as a percentage of the individual NEO's base salary. The target award is the amount of cash that will be paid if the plan is fully funded and payout goals are achieved. For the 2022 AIP, funding was based on the achievement of consolidated operating earnings goals with the maximum funding capped at 200%, as explained under the Annual Incentive Plan section of the *CD&A*.

(3) Cash performance grants were awarded on February 1, 2022. Amounts represent the range of potential payouts under the 2022 Performance Grants of our 2022 LTIP. Payouts can range from 0% to 200% of the target award. Threshold represents achievement of the threshold relative P/E ratio performance adder for the TSR component of the awards without achievement of any other goals, which would result in a payout equal to 12.5% of target. Awards will be paid by March 15, 2025 depending on the achievement of performance goals for the three-year period ending December 31, 2024. The amount earned will depend on the level of achievement of three performance metrics: TSR—50%, Cumulative Operating EPS—40% and NCGC Performance—10%. TSR measures Dominion Energy's share performance for the three-year period relative to the TSR of the companies in the Compensation Peer Group on the grant date. Cumulative Operating EPS is the sum of the company's operating EPS for each of the fiscal years during the performance period. The NCGC goal measures the company's wind, solar, nuclear and conventional hydro generation capacity as a percentage of its total generation capacity. There are additional opportunities to earn a portion of the awards based on our relative P/E ratio performance. See Exhibit 10.21 to Dominion Energy's 2022 Annual Report on Form 10-K for TSR, Cumulative Operating EPS and NCGC performance goals.

The performance grant is forfeited in its entirety if an officer voluntarily terminates employment or is terminated with cause before the vesting date. The grant has pro-rated vesting for retirement, termination without cause, death, or disability. In the case of retirement, pro-rated vesting will not occur if the CEO (or, for the CEO, the CTD Committee) determines the officer's retirement is detrimental to the company. Payout for an officer who retires or whose employment is terminated without cause is made following the end of the performance period so that the officer is rewarded only to the extent the performance goals are achieved. In the case of death or disability, payout is made as soon as possible to facilitate the administration of the officer's estate or financial planning. The payout amount will be the greater of the officer's target award or an amount based on the predicted performance used for compensation cost disclosure purposes in Dominion Energy's financial statements.

In the event of a change in control, the performance grant is vested in its entirety and payout of the performance grant will occur as soon as administratively feasible following the change in control date at an amount that is the greater of an officer's target award or an amount based on the predicted performance used for compensation cost disclosure purposes in Dominion Energy's financial statements.

[4] The restricted stock grant is forfeited in its entirety if an officer voluntarily terminates employment or is terminated with cause before the vesting date. The 2022 restricted stock grant fully vests on the third anniversary of the grant date. The restricted stock grant provides for prorated vesting if an officer retires, dies, becomes disabled, is terminated without cause, or if there is a change in control. In the case of retirement, prorated vesting will not occur if the CEO (or for the CEO, the CTD Committee) determines the officer's retirement is detrimental to the company. In the event of a change in control, prorated vesting is provided as of the change in control date, and full vesting if an officer's employment is terminated, or constructively terminated by the successor entity following the change in control date but before the scheduled vesting date. Dividends on the restricted shares are paid during the restricted period at the same rate declared by Dominion Energy for all shareholders.

[5] 2022 performance-based stock grants have the same performance goals and other terms and conditions as the 2022 cash performance grants (see footnote 3 above) but are denominated and paid in shares of Dominion Energy common stock. No dividends are paid with respect to performance-based stock awards. The grant-date value of performance-based stock awards is based on target performance.

[6] Mr. Ridge's 2022 true-up restricted stock grant will vest ratably over the three-year period, with one-third on December 1, 2023; December 1, 2024; and December 1, 2025. Any unvested shares of restricted stock are forfeited if he voluntarily terminates employment or is terminated with cause before the applicable vesting date. The restricted stock grant provides for prorated vesting if he retires, dies, becomes disabled, is terminated without cause, or if there is a change in control. In the case of retirement, prorated vesting will not occur if the CEO determines his retirement is detrimental to the company. In the event of a change in control, prorated vesting is provided as of the change in control date, and full vesting if his employment is terminated, or constructively terminated by the successor entity following the change in control date but before the scheduled vesting date. Dividends on the restricted shares are paid during the restricted period at the same rate declared by Dominion Energy for all shareholders.

[7] Mr. Chapman forfeited his 2022 AIP and LTIP awards upon his resignation from the company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes equity awards made to NEOs that were outstanding as of December 31, 2022. There were no unexercised or unexercisable option awards outstanding for any of our NEOs as of December 31, 2022. Mr. Chapman did not have any outstanding equity awards at the end of fiscal year 2022.

Name	Stock Awards			
	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Performance-Based Stock Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Performance-Based Stock Awards That Have Not Vested ($)
Robert M. Blue	23,525 [2]	$1,442,553	4,974 [6]	$305,006
	45,691 [3]	2,801,772		
	42,472 [4]	2,604,383		
Steven D. Ridge	1,218 [2]	74,688	507 [6]	31,089
	1,477 [3]	90,570	1,477 [7]	90,570
	1,331 [4]	81,617	1,996 [9]	122,395
	5,798 [8]	355,533		
Diane Leopold	11,596 [2]	711,067		
	12,725 [5]	780,297		
	14,059 [3]	862,098		
	10,235 [4]	627,610		
Daniel G. Stoddard	8,697 [2]	533,300		
	10,545 [3]	646,619		
	7,676 [4]	470,692		
Carlos M. Brown	2,899 [2]	177,767	1,208 [6]	74,075
	4,218 [3]	258,648	4,218 [7]	258,648
	3,838 [4]	235,346		

[1] The market value is based on closing stock price of $61.32 on December 30, 2022.

[2] Shares vested on February 1, 2023.

[3] Shares scheduled to vest on February 1, 2024.

[4] Shares scheduled to vest on February 1, 2025.

[5] In October 2020, Ms. Leopold received a retention grant of 38,173 shares that vests ratably over three years. A total of 25,448 shares vested on October 1, 2021 and October 1, 2022, with 12,725 shares to vest on October 1, 2023, subject to Ms. Leopold's continued employment.

[6] Performance-based shares issued in lieu of cash award under 2020 Performance Grant earned and vested on January 27, 2023.

[7] Performance-based shares issued in lieu of cash award under 2021 Performance Grants, reported at target. Shares scheduled to vest on February 1, 2024, subject to achievement of performance goals.

[8] In December 2022, Mr. Ridge received a true-up restricted stock grant when he was promoted to Senior Vice President and CFO that vests ratably over three years. 1,933 shares to vest on December 1, 2023, 1,932 shares to vest on December 1, 2024 and 1,933 shares to vest on December 1, 2025, subject to Mr. Ridge's continued employment.

[9] Performance-based shares issued in lieu of cash award under 2022 Performance Grants, reported at target. Shares scheduled to vest on February 1, 2025, subject to achievement of performance goals.

Option Exercises and Stock Vested

The following table provides information about the value realized by NEOs during the year ended December 31, 2022, on vested restricted stock and performance-based stock awards. There are no outstanding stock options and there were no option exercises by NEOs in 2022.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	**Value Realized on Vesting ($)**
Robert M. Blue	11,887	$ 951,317
Steven D. Ridge	2,239	178,697
Diane Leopold	24,611	1,830,672
Daniel G. Stoddard	6,257	500,748
Carlos M. Brown	4,858[1]	387,721
James R. Chapman	9,385	751,082

[1] Mr. Brown elected to defer 100% of his 2019 goal-based shares, which totaled 1,868 shares and had a fair market value of $148,431.

Pension Benefits

The following table shows the actuarial present value of accumulated benefits payable to our NEOs, together with the number of years of benefit service credited to each NEO, under the plans listed in the table. Values are computed as of December 31, 2022, using the same interest rate and mortality assumptions used in determining the aggregate pension obligations disclosed in the company's financial statements. The years of credited service and the present value of accumulated benefits were determined by our plan actuaries, using the appropriate accrued service, pay and other assumptions similar to those used for accounting and disclosure purposes. Please refer to *Actuarial Assumptions Used to Calculate Pension Benefits* for detailed information regarding these assumptions.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]
Robert M. Blue	Pension Plan – Traditional Pension Formula	17.50	$ 973,380
	Benefit Restoration Plan	17.50	3,032,577
	Frozen Executive Supplemental Retirement Plan	14.25	3,670,994
Steven D. Ridge[3]	Pension Plan – Cash Balance Formula	8.16	62,599
Diane Leopold	Pension Plan – Traditional Pension Formula	27.17	1,639,504
	Benefit Restoration Plan	27.17	3,510,240
	Frozen Executive Supplemental Retirement Plan	23.92	3,643,869
Daniel G. Stoddard	Pension Plan – Traditional Pension Formula	16.50	1,171,388
	Benefit Restoration Plan	16.50	2,065,515
	Frozen Executive Supplemental Retirement Plan	13.25	2,491,475
Carlos M. Brown	Pension Plan – Traditional Pension Formula	15.17	617,985
	Benefit Restoration Plan	15.17	514,527
James R. Chapman[4]	Pension Plan – Cash Balance Formula	9.24	108,392

[1] Years of credited service shown in this column are actual years accrued by a NEO from their date of participation to December 31, 2022 (October 1, 2019 in the case of the Frozen ESRP). Mr. Ridge's benefit accruals in the Pension Plan stopped as of May 1, 2022. Mr. Ridge elected to participate solely in the 401(k) plan as of May 1, 2022; his cash balance benefit will continue to receive interest credit but he will not accrue any additional service credit.

[2] The amounts in this column are based on actuarial assumptions that all the NEOs would retire at the earliest age they become eligible for unreduced benefits, which, for NEOs participating in the Traditional Pension Formula of the Pension Plan, is age 60 for Messrs. Blue, Stoddard and Brown and Ms. Leopold. Benefit accruals under the Frozen ESRP were frozen as of October 1, 2019, other than certain cost-of-living adjustments described below.

[3] Mr. Ridge did not accrue any benefits in the BRP prior to electing to participate solely in the 401(k) plan and will not accrue any BRP benefits going forward.

[4] Mr. Chapman forfeited his accrued BRP benefit upon his resignation from the company.

Dominion Energy Pension Plan

The Pension Plan is a tax-qualified defined benefit pension plan. Messrs. Blue, Stoddard and Brown and Ms. Leopold were hired before 2008 and therefore participate in the "final average earnings" formula of the Pension Plan (Traditional Pension Formula). Mr. Chapman was hired after January 1, 2008 and therefore, for periods prior to his resignation in November 2022, participated in the "cash balance" formula of the Pension Plan (Cash Balance Formula), which applies to non-union employees hired on or after January 1, 2008. Mr. Ridge participated in the Cash Balance Formula until May 1, 2022 when his election to cease participation in that plan and participate solely in the 401(k) plan took effect. Participation in the Pension Plan is closed to non-union employees hired or re-hired on or after July 1, 2021.

Traditional Pension Formula

The Traditional Pension Formula provides unreduced retirement benefits at termination of employment at or after age 65 or, with three years of service, at age 60. A participant who has attained age 55 with three years of service may elect early retirement benefits at a reduced amount. If a participant retires between ages 55 and 60, the benefit is reduced 0.25% per month for each month after age 58 and before age 60, and reduced 0.50% per month for each month between ages 55 and 58. All of the NEOs have more than three years of service.

The Traditional Pension Formula benefit is calculated using a formula based on (i) age at retirement; (ii) final average earnings; (iii) estimated Social Security benefits; and (iv) credited service. Final average earnings are the average of the participant's 60 highest consecutive months of base pay during the last 120 months worked. Final average earnings do not include compensation payable under the AIP, the value of equity awards, gains from the exercise of stock options, long-term cash incentive awards, perquisites, or any other form of compensation other than base pay.

Credited service is measured in months, up to a maximum of 30 years of credited service. The estimated Social Security benefit taken into account is the assumed Social Security benefit payable starting at age 65 or actual retirement date, if later, assuming the participant has no further employment after leaving Dominion Energy. These factors are then applied in a formula.

The formula has different percentages for credited service through December 31, 2000, and on and after January 1, 2001. The benefit is the sum of the amounts from the following two formulas.

For Credited Service Through December 31, 2000

2.03%
X
Final Average Earnings
X
Credited Service
before 2001

—

2.00%
X
Estimated Social Security benefit
X
Credited Service
before 2001

For Credited Service On and After January 1, 2001

1.80%
X
Final Average Earnings
X
Credited Service
after 2000

—

1.50%
X
Estimated Social Security benefit
X
Credited Service
after 2000

Credited service is limited to a total of 30 years for all parts of the formula and credited service after 2000 is limited to 30 years minus credited service before 2001.

Benefit payment options are (i) a single life annuity or (ii) a choice of a 50%, 75% or 100% joint and survivor annuity. A Social Security leveling option is available with any of the benefit forms. The normal form of benefit is a single life annuity for unmarried participants and a 50% joint and survivor annuity for married participants. All the payment options are actuarially equivalent in value to the single life annuity. The Social Security leveling option pays a larger benefit equal to the estimated Social Security benefit until the participant is age 62 and then reduced payments after age 62.

Participants in the Traditional Pension Formula also receive a special retirement account, which is in addition to the basic pension benefit. The special retirement account is credited with 2% of base pay each month as well as interest based on the 30-year Treasury bond rate set annually (1.94% in 2022). The special retirement account can be paid in a lump sum or paid in the form of an annuity benefit.

A participant becomes vested in their benefit after completing three years of service. A vested participant who terminates employment before age 55 can start receiving benefit payments calculated using terminated vested reduction factors at any time after attaining age 55. If payments begin before age 65, then the following reduction factors for the portion of the benefits earned after 2000 apply: age 64 – 9%; age 63 – 16%; age 62 – 23%; age 61 – 30%; age 60 – 35%; age 59 – 40%; age 58 – 44%; age 57 – 48%; age 56 – 52%; and age 55 – 55%.

Cash Balance Formula

The Cash Balance Formula is based solely on amounts credited to a cash balance account on behalf of the participant. The cash balance account is credited with a percentage of pay each month, depending on years of credited service:

- Less than 5 Years: 4% of pay
- Between 5 to 15 Years: 5% of pay
- Between 15 to 25 Years: 6% of pay
- 25 or more Years: 7% of pay

Cash balance accounts are also credited with interest at an annual rate established in accordance with IRS guidelines. Participants in the Cash Balance Formula can receive immediate distribution of benefits following termination of employment at any age, with three years of service. Benefits will be payable as either an immediate lump sum, an immediate annuity, or a deferred annuity.

The Code limits the amount of compensation that may be included in determining pension benefits under qualified pension plans. For 2022, the compensation limit was $305,000. The Code also limits the total annual benefit that may be provided to a participant under a qualified defined benefit plan. For 2022, this limitation was the lesser of (i) $245,000 or (ii) the average of the participant's compensation during the three consecutive years in which the participant had the highest aggregate compensation.

Dominion Energy Retirement Benefit Restoration Plan

The BRP is a nonqualified defined benefit pension plan designed to make up for benefit reductions under the Pension Plan due to the limits imposed by the Code.

A Dominion Energy employee is eligible to participate in the BRP if (i) they are a member of management or a highly compensated employee, (ii) their Pension Plan benefit is or has been limited by the Code compensation or benefit limits and (iii) they have been designated as a participant by the CTD Committee. A participant remains a participant until they cease to be eligible for any reason other than retirement or until their status as a participant is revoked by the CTD Committee.

BRP Benefit with Traditional Pension Formula

For participants in the Traditional Pension Formula, upon retirement, the BRP benefit is calculated using the same formula (except that the IRS salary limit is not applied) used to determine the participant's default annuity form of benefit under the Pension Plan (single life annuity for unmarried participants and 50% joint and survivor annuity for married participants), and then subtracting the benefit the participant is entitled to receive under the Pension Plan. To accommodate the enactment of Section 409A of the Code, the portion of a participant's BRP benefit that had accrued as of December 31, 2004, had previously been frozen, but the calculation of the overall restoration benefit did not change. The pre-2005 portion of the BRP was terminated and paid out to participants in January 2020.

BRP benefits are paid in a lump sum. The lump sum calculation includes an amount approximately equivalent to the amount of taxes the participant will owe on the lump sum payment so that the participant will have sufficient funds, on an after-tax basis, to purchase an annuity contract.

A participant who terminates employment before they are eligible for benefits under the Pension Plan generally is not entitled to a restoration benefit. If a vested participant dies when they are retirement eligible (on or after age 55), the participant's beneficiary will receive the restoration benefit in a single lump sum payment. If a participant dies while employed but before they have attained age 55 and the participant is married at the time of death, the participant's spouse will receive a restoration benefit calculated in the same way (except that the IRS salary limit is not applied) as the 50% qualified pre-retirement survivor annuity payable under the Pension Plan and paid in a lump sum payment.

BRP Benefit with Cash Balance Formula

Participants in the Cash Balance Formula of the Pension Plan are also eligible to receive a BRP benefit. The benefit is calculated by determining what the cash balance benefit would have been but for the application of the Code limits and then subtracting the amount of the actual cash balance benefit, paid as a lump sum.

Dominion Energy Frozen Executive Supplemental Retirement Plan

The Frozen ESRP is a nonqualified defined benefit plan that provides for an annual retirement benefit equal to 25% of a participant's final cash compensation (base salary plus target annual incentive award, determined as of the earlier of a participant's retirement or October 1, 2019) payable for a period of 10 years. To accommodate the enactment of Section 409A of the Code, the portion of a participant's Frozen ESRP benefit that had accrued as of December 31, 2004, had previously been frozen, but the calculation of the overall benefit did not change. The pre-2005 portion of the Frozen ESRP was terminated and paid out to participants in January 2020. Effective July 1, 2013, the Frozen ESRP was closed to any new participants. Effective October 1, 2019, future benefit accruals under the Frozen ESRP were frozen as well. Frozen ESRP benefits will continue to be credited with annual cost-of-living increases (equal to one-half of the first 5 percentage point increase in the average Consumer Price Index for the first quarter of the previous year) on each July 1, starting with July 1, 2020 through the July 1 on or immediately preceding the date of a participant's retirement.

Before the plan was closed, a Dominion Energy employee became eligible to participate in the Frozen ESRP if (i) they were a member of management or a highly compensated employee and (ii) they had been designated as a participant by the CTD Committee. A participant remains a participant until they cease to be eligible for any reason other than retirement or until their status as a participant is revoked by the CTD Committee.

A participant is entitled to the full Frozen ESRP benefit if they separate from service with Dominion Energy after reaching age 55 and achieving 60 months of service. A participant who separates from service with Dominion Energy with at least 60 months of service but who has not yet reached age 55 is entitled to a reduced, prorated retirement benefit. A participant who separates from service with Dominion Energy with fewer than 60 months of service is generally not entitled to a Frozen ESRP benefit unless the participant separated from service on account of disability or death. Participants younger than age 55 on October 1, 2019 may continue to grow into an unreduced benefit based on their future increases in age prior to retirement. No participant had fewer than 60 months of service in the Frozen ESRP as of the October 1, 2019 freeze date.

Frozen ESRP benefits are paid in the form of a single lump sum cash payment. The lump sum calculation includes an amount approximately equivalent to the amount of taxes the participant will owe on the lump sum payment so that the participant will have sufficient funds, on an after-tax basis, to purchase a 10-year annuity contract. The lump sum benefit is fixed as of October 1, 2019 and will not be further adjusted after that date except to reflect increases in a participant's frozen accrued benefit due to the participant's additional age or cost of living adjustments described above after October 1, 2019, using the same actuarial factors used to calculate the lump sum benefit on October 1, 2019. Messrs. Blue and Stoddard and Ms. Leopold are currently entitled to a full Frozen ESRP retirement benefit. Effective July 1, 2013, the Frozen ESRP was closed to any new participants. Messrs. Ridge, Brown and Chapman became officers after this date and are therefore not eligible to participate in the Frozen ESRP.

Actuarial Assumptions Used to Calculate Pension Benefits

Actuarial assumptions used to calculate Pension Plan benefits are prescribed by the terms of the Pension Plan based on the Code and Pension Benefit Guaranty Corporation (PBGC) requirements. The present value of the accumulated benefit is calculated using actuarial and other factors as determined by the plan actuaries and approved by Dominion Energy. Actuarial assumptions used for the December 31, 2022 benefit calculations shown in the Pension Benefits table include a discount rate of 5.65% to determine the present value of the future benefit obligations for the Pension Plan and BRP and a lump sum interest rate of 4.90% to estimate the lump sum values of BRP. Each NEO is assumed to retire at the earliest age at which they are projected to become eligible for full, unreduced pension benefits. Since Mr. Stoddard has attained his unreduced pension age, the present value of BRP is shown using the lump sum interest rate applicable for 2023 retirements. For purposes of estimating future eligibility for unreduced Pension Plan and Frozen ESRP benefits, the effect of future service is considered. Each NEO is assumed to commence Pension Plan payments at the same age as BRP payments. The longevity assumption used to determine the present value of benefits is the same assumption used for financial reporting of the Pension Plan liabilities, with no assumed mortality before retirement age. Mortality rates are developed from actual and projected plan experience for postretirement benefit plans. Dominion Energy's actuaries conduct an experience study periodically as part of the process to select a best estimate of mortality. Dominion Energy considers both standard mortality tables and improvement factors as well as the plans' actual experience when selecting a best estimate. For BRP and Frozen ESRP benefits, other actuarial assumptions include an assumed tax rate of 45% for lump sums. Cash Balance Formula Pension Plan, BRP and Frozen ESRP benefits are assumed to be paid as lump sums; Traditional Pension Formula Pension Plan benefits are assumed to be paid as annuities.

The discount rate for calculating lump sum BRP payments at the time an officer terminates employment is selected by Dominion Energy's Administrative Benefits Committee and adjusted periodically. For 2022, a 2.31% discount rate was used to determine the lump sum payout amounts. This discount rate was selected based on a rolling average of the blended rate published by the PBGC in October of the previous five years. The discount rate for calculating lump sum Frozen ESRP payments was fixed on October 1, 2019 at 2.56%.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[2]
Robert M. Blue	$ —	$ —	$ —	$ —	$ —
Steven D. Ridge	—	1,307	(1)	—	1,306
Diane Leopold	—	—	—	—	—
Daniel G. Stoddard	—	—	—	—	—
Carlos M. Brown	—	153,418	(37,894)	—	138,670
James R. Chapman	570,094	148,340	(17,100)	—	965,815

[1] All amounts reported in these columns have also been reported as compensation to the NEO in the last completed fiscal year or previous years in the *Summary Compensation Table*.

[2] Of the amounts reported in this column, $1,306 for Mr. Ridge, $965,815 for Mr. Chapman, and $138,670 for Mr. Brown have previously been reported as compensation to the NEO in the *Summary Compensation Table* for the last completed fiscal year or previous years.

The DCP, effective July 1, 2021, is an unfunded, nonqualified deferred compensation plan that allows eligible participants to voluntarily defer receipt of up to 50% of their salary over IRS limits, 100% of their annual cash bonuses, and 100% of cash- and stock-based long-term incentive awards.

The DCP provides for company matching contributions on a participant's excess compensation deferrals and (for participants hired after July 1, 2021, or hired before July 1, 2021 who have elected to participate solely in the 401(k) plan) company nonelective contributions above the IRS limits that apply to such contributions under the company's qualified 401(k) plans, each in accordance with the same matching or nonelective contribution formula applicable to the participant under the company's qualified 401(k) plans (as described in footnote 6(b) to the *Summary Compensation Table*) and subject to the same vesting schedule as applicable to the participant under the company's qualified 401(k) plans as well. Participants may elect to have excess matching contributions paid to them currently in lieu of being credited to the DCP.

Amounts credited to a participant's account are notionally invested in one or more investment funds chosen by the participant which are the same funds offered under the company's 401(k) plans, including a company stock fund. Notional investments may be changed by the executive daily. During the last fiscal year, the notional investments in the DCP had the following annual rates of return:

Intermediate Bond Fund	-17.32%	Target Retirement Income 2030 Trust Plus	-16.14%
S&P 500 Index Fund	-18.11%	Target Retirement Income 2035 Trust Plus	-16.51%
Small/Mid Cap Equity Index Fund	-26.33%	Target Retirement Income 2040 Trust Plus	-16.93%
International Equity Fund	-22.60%	Target Retirement Income 2045 Trust Plus	-17.31%
Target Retirement Income Trust Plus	-12.71%	Target Retirement Income 2050 Trust Plus	-17.44%
AMG GW&K Small Cap Core Fund- Class Z	-16.24%	Target Retirement Income 2055 Trust Plus	-17.42%
NT Collective ACWI ex-US Index Fund- DC- NonLending Tier 5	-15.55%	Target Retirement Income 2060 Trust Plus	-17.40%
Target Retirement Income 2020 Trust Plus	-14.13%	Target Retirement Income 2065 Trust Plus	-17.37%
Target Retirement Income 2025 Trust Plus	-15.43%		

Distributions under the DCP are generally paid in a lump sum or up to ten annual installments, as elected by the participant, upon the participant's separation from service from the company. Participants may also elect in-service distributions to occur on a fixed date. All distributions are paid in cash, except for amounts attributable to deferrals of restricted stock or performance-based stock awards, which are distributed in shares of the company's common stock under the company's 2014 Incentive Compensation Plan.

Eligibility for the DCP is determined by the CTD Committee and is currently limited to executive officers of the company and any other employee with annual salary in excess of IRS annual limits ($305,000 for 2022). The DCP is administered by Dominion Energy Services, Inc.

Potential Payments Upon Termination or Change in Control

Under certain circumstances, the company provides benefits to eligible employees upon termination of employment, including a termination of employment involving a change in control of the company, that are in addition to termination benefits for other employees in the same situation.

Change in Control

As discussed in the *Employee and Executive Benefits* section of the *CD&A*, Dominion Energy has entered into an Employment Continuity Agreement with each of its officers, including the NEOs. Each agreement has a three-year term and is automatically extended annually for an additional year, unless canceled by Dominion Energy.

The Employment Continuity Agreements require two triggers for the payment of most benefits:

- There must be a change in control; and
- The executive officer must either be terminated without cause or terminate their employment with the surviving company after a constructive termination. Constructive termination means the executive officer's salary, incentive compensation or job responsibility is reduced after a change in control or the executive officer's work location is relocated more than 50 miles without their consent.

For purposes of the Employment Continuity Agreements, a change in control will occur if (i) any person or group becomes a beneficial owner of 20% or more of the combined voting power of Dominion Energy voting stock or (ii) as a direct or indirect result of, or in connection with, a cash tender or exchange offer, merger or other business combination, sale of assets, or contested election, the directors constituting the Dominion Energy Board before any such transaction cease to represent a majority of Dominion Energy's or its successor's Board within two years after the last of such transactions.

If an executive officer's employment following a change in control is terminated without cause or due to a constructive termination, the executive officer will become entitled to the following termination benefits:

- Lump sum severance payment equal to three times base salary plus AIP award (determined as the greater of: (i) the target annual award for the current year; or (ii) the highest actual AIP payout for any one of the three years preceding the year in which the change in control occurs).
- Full vesting of benefits under Frozen ESRP and BRP with five years of additional credited age and five years of additional credited service from the change in control date (provided that no additional benefits will accrue under the Frozen ESRP after October 1, 2019 except as provided therein).
- Group term life insurance. If the officer elects to convert group term insurance to an individual policy, the company pays the premiums for 12 months.
- Executive life insurance. The company will continue to pay premium payments until the earlier of (i) the fifth anniversary of the termination date, or (ii) the later of the tenth anniversary of the policy or the date the officer attains age 64.

- Retiree medical coverage will be determined under the relevant plan with additional age and service credited as provided under an officer's letter agreement (if any) and include five additional years credited to age and five additional years credited to service.
- Outplacement services for one year (up to $25,000).
- If any payments are classified as excess parachute payments for purposes of Section 280G of the Code and the executive officer incurs the excise tax, the company will pay the executive officer an amount equal to the 280G excise tax plus a gross-up multiple.

In January 2013, the CTD Committee approved the elimination of the excise tax gross-up provision included in the Employment Continuity Agreement for any new officer elected after February 1, 2013.

The terms of awards made under the LTIP, rather than the terms of Employment Continuity Agreements, will determine the vesting of each award in the event of a change in control. These provisions are described in the *Long-Term Incentive Program* section of the *CD&A* and footnotes to the *Grants of Plan-Based Awards* table.

Incremental Payments Upon Termination or Change in Control

The following table provides the incremental payments that would be earned by each NEO (other than Mr. Chapman) if their employment had been terminated, or constructively terminated, as of December 31, 2022. These benefits are in addition to retirement benefits that would be payable on any termination of employment. Please refer to the *Pension Benefits* table for information related to the present value of accumulated retirement benefits payable to the NEOs.

Mr. Chapman was not eligible to receive any payments or benefits in the event of a termination on December 31, 2022, as he was no longer employed by the company.

Name	Non-Qualified Plan Payment	Restricted Stock[1]	Performance Grant[1]	Severance Payments	Retiree Medical and Executive Life Insurance[2]	Out-placement Services	Excise Tax &Tax Gross-Up	Total
Robert M. Blue[3]								
Retirement	$ 0	$3,983,225	$5,432,343	$ 0	$ 0	$ 0	$ 0	$ 9,415,568
Death / Disability	0	3,983,225	5,432,343	0	0	0	0	9,415,568
Change in Control[4]	3,497,248	2,865,482	4,529,143	8,936,571	465,358	25,000	9,575,660	29,894,462
Steven D. Ridge[3]								
Termination without Cause	0	165,196	172,616	0	0	0	0	337,812
Termination with Cause/ Voluntary Termination	0	0	0	0	0	0	0	0
Death / Disability	0	165,196	172,616	0	0	0	0	337,812
Change in Control[4]	0	437,209	115,036	3,060,000	20,355	25,000	0	3,657,600
Diane Leopold[3]								
Retirement	0	2,018,961	2,034,286	0	0	0	0	4,053,247
Death / Disability	0	2,018,961	2,034,286	0	0	0	0	4,053,247
Change in Control[4]	3,073,492	962,109	1,165,714	5,525,604	335,553	25,000	4,640,773	15,728,245
Daniel G. Stoddard[3]								
Retirement	0	1,075,369	1,525,714	0	0	0	0	2,601,083
Death / Disability	0	1,075,369	1,525,714	0	0	0	0	2,601,083
Change in Control[4]	1,109,590	575,241	874,286	3,971,532	0	25,000	2,679,107	9,234,756
Carlos M. Brown[3]								
Termination without Cause	0	409,863	489,113	0	0	0	0	898,976
Termination with Cause/ Voluntary Termination	0	0	0	0	0	0	0	0
Death / Disability	0	409,863	489,113	0	0	0	0	898,976
Change in Control[4]	555,095	261,896	397,301	3,169,227	51,725	25,000	0	4,460,244

[1] Grants made in 2020, 2021 and 2022 under the LTIP vest pro rata upon termination without cause, death or disability. These grants vest pro rata upon retirement provided the CEO (or in the case of the CEO, the CTD Committee) determines the NEO's retirement is not detrimental to the company; amounts shown assume this determination was made. The amounts shown in the restricted stock column are based on the closing stock price of $61.32 on December 30, 2022.

[2] Amounts in this column represent the value of the annual incremental benefit the NEOs would receive for executive life insurance and retiree medical coverage. Messrs. Blue and Stoddard and Ms. Leopold are entitled to executive life insurance coverage and retiree medical benefits upon any termination since they are retirement eligible and have completed 10 years of service. Messrs. Ridge and Brown would not be eligible for retiree medical benefits under a change in control because even with five years of extra age, they would not reach the age of 58 required for eligibility. As of December 31, 2022, Messrs. Ridge and Brown were not vested in their executive life insurance policies because they were not age 55, but under a change in control, the company would continue to pay premiums for five additional years.

[3] Messrs. Blue and Stoddard and Ms. Leopold are eligible for retirement as defined in the company's long-term incentive awards, and this table above assumes they would retire in connection with any termination event. Messrs. Ridge and Brown even with the additional five years of age credit would not reach the early retirement age of 55.

[4] Change in control amounts assume that a change in control and a termination or constructive termination takes place on December 31, 2022. The amounts indicated upon a change in control are the incremental amounts attributable to five years of additional age and service credited pursuant to the Employment Continuity Agreements that each NEO would receive over the amounts payable upon a retirement (Messrs. Blue and Stoddard and Ms. Leopold) or termination without cause (Messrs. Ridge and Brown). The restricted stock and performance grant amounts represent the value of the awards upon a change in control that is above what would be received upon a retirement or termination.

Equity Compensation Plans

As of December 31, 2022	Number of securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Plans approved by shareholders	—	$ —	17,796,081
Plans not approved by shareholders	—	—	0
Total	—	—	17,796,081

CEO Pay Ratio

This section presents required disclosure, in accordance with SEC rules, of (i) the median of the annual total compensation of all our employees, other than our CEO, (ii) the annual total compensation of our CEO and (iii) the ratio of (ii) to (i), which is referred to as the "CEO pay ratio."

Mr. Blue had 2022 annual total compensation of $6,794,985 as reflected in the "Total" column of the *Summary Compensation Table.* Our median employee's annual total compensation for 2022 was $105,193. As a result, we estimate that the ratio of the annual total compensation of our CEO to the estimated median of the annual compensation of our employees was 65:1.

We previously identified our median employee for 2020 from our employee population as of December 31, 2020. On that date we had approximately 17,400 employees, all of whom were employed in the United States. To determine our median employee, we chose base pay as our consistently applied compensation measure. We then conducted our analysis using a clustered sampling methodology, which divides the population into clusters or groups, to identify employees within a 1% range of the median. To accomplish this, we used payroll data to determine the base pay actually paid to each employee in our sample during a measurement period from January 1, 2020 through December 31, 2020. For 2022, due to a change in our original median employee's circumstances that we reasonably believe would result in a significant change to our pay ratio disclosure, we used an employee whose compensation is substantially similar to our original median employee from 2020, as permitted by SEC rules. We believe that there have not been any changes in our employee population or employee compensation arrangements since 2020 that would significantly impact our pay ratio disclosure for 2022.

We calculated annual total compensation for our median employee for 2022 using the same methodology we used for our NEOs as set forth in the *Summary Compensation Table.*

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay versus Performance

In this section, we are providing information about the relationship between the compensation paid to our NEOs and the financial performance of the company, as required by SEC rules. The following table shows the past three fiscal years' total compensation for our CEO and other NEOs (expressed as an average) as set forth in the *Summary Compensation Table*, the total compensation actually paid (CAP) to our CEO and other NEOs (expressed as an average), our TSR, our peer group's TSR over the same period, our net income and our operating EPS.

Pay vs. Performance Table

							Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for CEO[1] ($)	Compensation Actually Paid to CEO[1][6] ($)	Summary Compensation Table Total for CEO[2] ($)	Compensation Actually Paid to CEO[2][6] ($)	Average Summary Compensation Table Total for Non-CEO NEOs[3] ($)	Average Compensation Actually Paid to Non-CEO NEOs[3][6] ($)	Total Shareholder Return[4] ($)	Peer Group Total Shareholder Return[4] ($)	Net Income ($) (in millions)	Operating Earnings Per Share[5] ($)
2022	6,794,985	5,095,318	N/A	N/A	2,042,074	1,260,497	83	120	994	4.11
2021	8,161,083	7,796,007	N/A	N/A	5,002,308	4,186,674	102	119	3,288	3.86
2020	7,912,643	6,307,480	16,040,625	15,518,646	3,960,554	3,207,595	95	101	(401)	3.54

(1) The amounts in these columns reflect the *Summary Compensation Table* and Compensation Actually Paid totals, respectively, for Mr. Blue for fiscal years 2020–2022. Mr. Blue became CEO on October 1, 2020. See footnote 6 below for additional information on how CAP is calculated.

(2) The amounts in these columns reflect the *Summary Compensation Table* and Compensation Actually Paid totals, respectively, for Mr. Thomas F. Farrell, II, who was CEO until October 1, 2020. As he was CEO for a portion of 2020, information is included for the year 2020. See footnote 6 below for additional information on how CAP is calculated.

(3) The amounts in these columns reflect the average *Summary Compensation Table* and average Compensation Actual Paid totals, respectively, for our non-CEO NEOs. For 2022, our non-CEO NEOs were Messrs. Ridge, Stoddard, Brown and Chapman; and Ms. Leopold. For 2021, our non-CEO NEOs were Messrs. Chapman, Stoddard, Brown and Farrell; and Ms. Leopold. For 2020, our non-CEO NEOs were Messrs. Chapman, Stoddard and Brown; and Ms. Leopold. See footnote 6 below for additional information on how CAP is calculated.

(4) The calculation of TSR is based on the value of an initial fixed investment of $100 from the beginning of 2020 through the end of 2022 in the table, assuming reinvestment of dividends. The peer group TSR is represented by the S&P 500 Utilities Index.

(5) See Reconciliation of Reported Earnings (GAAP) to Operating Earnings (non-GAAP) in Appendix A

(6) SEC rules require certain adjustments be made to the *Summary Compensation Table* totals to determine CAP – "compensation actually paid" – as reported in the Pay vs. Performance Table. The following table details these adjustments:

Year	Executives	Summary Compensation Table Total ($)	Deduct Change in Pension Value[a] ($)	Deduct Stock Awards[b] ($)	Add Pension Valuation Adjustment[c] ($)	Add Equity Award Adjustment[d] ($)	CAP ($)
2022	CEO	6,794,985	10,107	3,320,036	379,563	1,250,913	5,095,318
	Other NEOs	2,042,074	50,049	614,052	126,361	(243,837)	1,260,497
2021	CEO	8,161,083	1,235,648	3,250,001	385,293	3,735,280	7,796,007
	Other NEOs	5,002,308	381,847	1,140,029	148,234	558,008	4,186,674
2020	CEO – Mr. Blue	7,912,643	1,649,066	2,875,039	232,112	2,686,830	6,307,480
	CEO – Mr. Farrell	16,040,625	0	5,975,052	436,684	5,016,389	15,518,646
	Other NEOs	3,960,554	774,402	1,500,033	133,179	1,388,297	3,207,595

(a) Represents the aggregate change in the actuarial present value of the NEOs' accumulated benefit under all defined benefit and actuarial pension plans reported in the *Summary Compensation Table*.

(b) Represents the amounts reported in the Stock Awards column in the *Summary Compensation Table*.

(c) SEC rules require certain adjustments be made to pension compensation totals to determine CAP. The following table details these adjustments:

Year	Executives	Pension Service Cost Adjustment ($)	Prior Service Cost Adjustment ($)	Pension Valuation Adjustment ($)
2022	CEO	379,563	0	379,563
	Other NEOs	126,361	0	126,361
2021	CEO	385,293	0	385,293
	Other NEOs	148,234	0	148,234
2020	CEO – Mr. Blue	232,112	0	232,112
	CEO – Mr. Farrell	436,684	0	436,684
	Other NEOs	133,179	0	133,179

(d) SEC rules require certain adjustments be made to equity award totals to determine CAP:

(i) add the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year;

(ii) add the amount of change in fair value as of the end of the applicable year (from the end of the prior fiscal year) of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year;

(iii) add, for awards that are granted and vest in the same applicable year, the fair value as of the vesting date;

(iv) add, for awards granted in prior years that vest in the applicable year, the amount equal to the change in fair value as of the vesting date (from the end of the prior fiscal year);

(v) subtract, for awards granted in prior years that fail to meet the applicable vesting conditions during the applicable year, the amount equal to the fair value at the end of the prior fiscal year; and

(vi) add the dollar value of any dividends or other earnings paid on equity awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year.

The following table details these adjustments:

		Unvested Awards		Vested Awards				
Year	Executives	Year End Fair Value of Equity Awards Granted During Year and Outstanding and Unvested at Year End ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards at Year End ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested During Year ($)	Change as of Vesting Date from Prior Year End of Prior Awards that Vested During Year ($)	Deduct Forfeited Awards (Fair Value at End of Prior Year) ($)	Value of Dividends and Earnings Paid ($)	Equity Award Adjustment ($)
2022	CEO	2,604,383	(1,193,284)	-	(458,393)	-	298,207	1,250,913
	Other NEOs	363,026	(302,057)	-	(47,515)	(324,406)	67,115	(243,837)
2021	CEO	3,589,485	(36,331)	-	(22,254)	-	204,380	3,735,280
	Other NEOs	697,705	51,491	44,342	(16,747)	(309,831)	91,048	558,008
2020	CEO – Mr. Blue	2,705,268	(157,871)	-	20,434	-	118,999	2,686,830
	CEO – Mr. Farrell	5,210,157	(1,180,658)	-	213,310	-	773,580	5,016,389
	Other NEOs	1,374,044	(94,183)	-	33,137	-	75,299	1,388,297

Relationship between Performance Measures and Compensation Actually Paid

The following charts provide a graphic representation of the relationship between executive compensation actually paid to the company's CEO and other NEOs (expressed as an average) and the performance measures included in the Pay vs. Performance Table (Total Shareholder Return, Peer Group Total Shareholder Return, Net Income, and Operating EPS).





Most Important Performance Measures Table

The three items listed below represent the most important performance measures we used to link compensation actually paid to our NEOs for 2022 to company performance, as further described in the *Annual Incentive Plan* and the *Long-Term Incentive Plan* sections of our CD&A.

Operating Earnings Per Share	Relative Total Shareholder Return	Return on Invested Capital

Item 4: Ratification of Appointment of Independent Auditor



Your Board of Directors recommends that you vote FOR this item.

As noted in its charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent audit firm retained to audit the company's financial statements. The Audit Committee has appointed Deloitte as the company's independent auditor for the fiscal year ending December 31, 2023. Deloitte has served as Dominion Energy's independent auditor continuously since 1988. The Audit Committee is responsible for the audit fee negotiations associated with the retention of Deloitte. In order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent audit firm. Further, in conjunction with the mandated rotation of the auditing firm's lead engagement partner, the Audit Committee and its Chair will continue to be directly involved in the selection of Deloitte's new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of Deloitte to serve as the company's independent auditor is in the best interests of Dominion Energy and its shareholders.

The Board has determined that it would be desirable to request an expression of opinion from the shareholders on the appointment of Deloitte. If the shareholders do not ratify the selection of Deloitte, the selection of the independent auditor will be reconsidered by the Audit Committee. However, even if the selection of Deloitte is ratified, the Audit Committee in its discretion may appoint a different independent auditor at any time during the year if it is determined that such a change would be in the best interest of Dominion Energy and its shareholders.

Audit-Related Matters

Audit Committee Report

Our Committee is responsible for assisting the Board in fulfilling its responsibility for oversight of the quality and integrity of Dominion Energy's accounting, auditing and financial reporting practices. Our Committee operates under a written charter that is reviewed annually. The Audit Committee charter can be found on our website. See *Corporate Governance Materials Available on Our Website* on page 100.

Management is responsible for Dominion Energy's financial statements and internal control over financial reporting. Throughout 2022, our Committee met with the internal auditors and Deloitte, Dominion Energy's independent auditor, with and without management present, to discuss the plans for, and scope and results of, their audits and reviews of Dominion Energy's financial statements and internal control over financial reporting, and the overall quality of Dominion Energy's financial reporting. At three of the Committee's meetings, we also met with the company's internal auditor, Deloitte and management in separate executive sessions.

Management has represented that Dominion Energy's consolidated financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP). We reviewed and discussed the audited consolidated financial statements with management and Deloitte. In accordance with the applicable requirements adopted by the Public Company Accounting Oversight Board (United States) (PCAOB) and approved by the SEC, this discussion included a review of significant accounting policies, critical accounting policies and practices, critical accounting estimates and the quality of Dominion Energy's accounting principles.

We have received written disclosures and letters from Deloitte required by both the applicable requirements of the PCAOB regarding Deloitte's communications with the Committee concerning independence and the NYSE governance standards regarding internal quality-control procedures. We have discussed with Deloitte the issue of their independence from Dominion Energy, including any non-audit services performed by them.

2022 Consolidated Financial Statements

Relying on these reviews and discussions, we recommended to the Board, and the Board approved, the inclusion of the audited financial statements and management's annual report on internal control over financial reporting in Dominion Energy's 2022 Annual Report on Form 10-K, for filing with the SEC.

James O. Ellis, Jr., *Chair*
D. Maybank Hagood
Kristin G. Lovejoy
Joseph M. Rigby
Pamela J. Royal, M.D.

Auditor Fees and Pre-Approval Policy

The Audit Committee has a pre-approval policy for Deloitte's services and fees. Each year, the Audit Committee pre-approves a schedule that details the services to be provided for the following year and an estimated charge for such services. The Audit Committee approved the schedule of services and fees for 2023. In accordance with Dominion Energy's pre-approval policy, any changes to the schedule may be approved by the Audit Committee at its next meeting.

The following table presents fees paid to Deloitte for the fiscal years ended December 31, 2022 and 2021, all of which were pre-approved by the Audit Committee.

Type of Fees (millions)	2022	2021
Audit Fees[1]	$7.85	$7.49
Audit-Related Fees[2]	1.38	0.77
Tax Fees[3]	0.02	0.04
All Other Fees[4]	—	—
Total	$9.25	$8.30

[1] These amounts represent fees of Deloitte for the audit of our annual consolidated financial statements, the review of financial statements included in our quarterly Form 10-Q reports, the audit of internal control over financial reporting and the services that an independent auditor would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filings and similar engagements for the fiscal year, such as comfort letters, attest services, consents and assistance with review of documents filed with the SEC.

[2] These amounts consist of assurance and related services that are reasonably related to the performance of the audit or review of Dominion Energy's consolidated financial statements or internal control over financial reporting. This category may include fees related to the performance of audits and attest services not required by statute or regulations, including audits in connection with acquisitions and divestitures, audits of our employee benefit plans, due diligence related to mergers, acquisitions and investments, examinations of management assertions on financial reporting-related matters and accounting consultations about the application of GAAP to proposed transactions.

[3] These amounts are for tax compliance services, tax consulting services and related costs.

[4] We had no other fees in 2022 or 2021 other than those described above.

Representatives of Deloitte will be present at the 2023 Annual Meeting. They will have an opportunity to make a statement if they desire and will be available to respond to appropriate shareholder questions.

Independent Auditors for 2023

The Audit Committee discussed with management and reviewed with our independent auditor their plans and proposed fees for auditing the 2023 consolidated financial statements and internal control over financial reporting of Dominion Energy and its subsidiaries, as well as their proposed audit-related services and fees. Based on these discussions and review of the proposed fee schedule, the Audit Committee retained Deloitte & Touche LLP, a registered public accounting firm that is independent of Dominion Energy, as Dominion Energy's independent auditor for 2023 and in accordance with the pre-approval policy, approved the fees for the services presented to the Audit Committee.

Item 5: Management's Proposal to Amend Article IV of the Company's Bylaws to Make Certain Changes to the Information Required to be Provided by a Shareholder Requesting a Special Meeting of the Company's Shareholders



Your Board of Directors recommends that you vote FOR this item.

The Board is requesting that shareholders approve an amendment to Article IV of the company's Amended and Restated Bylaws (Bylaws) that would expand the scope of disclosures required by a shareholder seeking to request a special meeting of the company's shareholders. Article IV of the Bylaws allows a special meeting of the company's shareholders to be held whenever called by the company's Corporate Secretary, upon the written request of shareholders owning continuously for a period of at least one year prior to the date of such request, more than 15% of all the outstanding shares of the company's common stock. Currently, a shareholder submitting the written request (requesting shareholder) must provide the following information under Article IV:

- a brief description of the business desired to be brought before the special meeting of the company's shareholders, including the complete text of any resolutions to be presented at the special meeting, and the reasons for conducting such business at the meeting;

- the date of request;

- the name and address of the requesting shareholder and of any person associated with the requesting shareholder (associated person);

- information about the requesting shareholder's and any associated person's ownership of the company's common stock, including a written agreement to update and supplement such information;

- any material interest of the requesting shareholder and of any associated person in such business;

- a representation that the requesting shareholder intends to appear in person or by proxy at the special meeting to transact the business specified; and

- a representation that the requesting shareholder intends to hold the shares of the company's common stock through the date of the special meeting.

Article IV, as amended, would require the requesting shareholder to provide the following additional information:

- with respect to requests submitted concerning director nominees, the same information required to be included in a notice of a shareholder's intent to nominate a director for election at a meeting of the company's shareholders pursuant to Article XI of the Bylaws; and

- with respect to requests submitted concerning the submission of other business, the same information required to be included in a notice of a shareholder's intent to submit a proposal at an annual meeting of the company's shareholders pursuant to Article X of the Bylaws.

The foregoing summary is qualified by the text of the proposed amended Article IV of the Bylaws, which is set forth in its entirety in Appendix B.

Rationale for our Proposed Bylaw Amendment

The N&G Committee carefully considered this Bylaw amendment following a review of our corporate governance documents. Upon recommendation by the N&G Committee, the Board believes the proposed amendment to Article IV is needed and appropriate to keep the informational requirements associated with shareholder proposals and director nominations at special meetings of the shareholders consistent with the requirements for similar actions at annual meetings of the shareholders. Furthermore, our Board believes this proposed amendment is consistent with corporate governance best practices.

Item 6: Management's Proposal to Amend Article XI of the Company's Bylaws to Make Certain Changes to the Advance Notice Provision for Director Nominations by Shareholders



Your Board of Directors recommends that you vote FOR this item.

The Board is requesting that shareholders approve an amendment to Article XI of the Bylaws that would change the deadlines by which a shareholder seeking to bring a director nomination before a meeting of the company's shareholders (proposing shareholder) must provide written notice of the nomination to the company and expand the scope of disclosures required by the proposing shareholder in such notice.

Currently, Article XI of the Bylaws provides that a proposing shareholder must give written notice to the company's Corporate Secretary not later than 60 days in advance of the annual meeting of the company's shareholders, except that, if public disclosure of the meeting was made less than 70 days prior to the meeting, then the notice needs only be received by the company's Corporate Secretary within 10 days following such public disclosure. The proposing shareholder's notice must also provide certain information about the proposing shareholder and each individual nominated by the proposing shareholder.

Article XI, as amended, would require the proposing shareholder to give written notice to the company's Corporate Secretary not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year's annual meeting of the company's shareholders. In the event that the date of the annual meeting of the company's shareholders is more than 30 days before or more than 60 days from the anniversary date, the proposing shareholder's notice must be received not later than the 90th day prior to such annual meeting of the company's shareholders or, if later, the 10th day following the day on which public disclosure of the date of such meeting was first made. With regard to special meetings of the shareholders called by the Board for the election of directors, the proposing shareholder's notice must be received not later than the 7th day following the day on which public disclosure of the date of such meeting was first made. The proposed deadlines mirror the current deadlines for shareholders to propose other business to be considered at an annual meeting of the company's shareholders found in Article X of the Bylaws.

Article XI, as amended, also would (i) expand the scope of disclosures required to be included in the proposing shareholder's notice with respect to the proposing shareholder and each proposed director nominee, and (ii) require the proposing shareholder to update and supplement the information provided as of the record date for the meeting of the company's shareholders and as of the date that is 10 days prior to the meeting of shareholders or any adjournment or postponement thereof.

Regarding the proposing shareholder, Article XI, as amended, would require that the proposing shareholder's notice contain the following additional information:

- the name and address of any associated person;
- a representation that the proposing shareholder will continue to be a holder of record through the date of the meeting;
- the class and number of shares of the company's stock owned of record or beneficially owned by the proposing shareholder and any associated person;
- a description of any (i) agreement, arrangement or understanding that has been entered into by, or on behalf of, the proposing shareholder and any associated person as of the date of the notice, the effect or intent of which is to mitigate loss to,

manage risk or benefit of share price changes for, or increase or decrease the voting power of, the proposing shareholder or any associated person, with respect to the company's shares; (ii) proxy, voting trust, voting agreement or similar contractual arrangement, agreement or understanding pursuant to which the proposing shareholder or associated person has a right to vote or direct the voting of any of the company's shares; (iii) rights to dividends that are separated or separable from the underlying shares of the company; (iv) proportionate interest in the company's shares or any derivative instruments held, directly or indirectly, by a general or limited partnership or limited liability company or similar entity in which the proposing shareholder or any associated person is a general partner or, directly or indirectly, beneficially owns an interest in a general partnership, is the manager, managing member or, directly or indirectly beneficially owns an interest in the manager or managing member of a limited liability company or similar entity; (v) performance-related fees (other than asset-based fees) that the proposing shareholder or any associated person is entitled to based on the increase or decrease in the value of shares of the company or any derivative instruments; and (vi) all agreements, arrangements and understandings between the proposing shareholder or any associated person and each shareholder nominee with respect to the shareholder nominee's service or duties as a nominee or director of the company, including, any direct or indirect confidentiality, compensation, reimbursement or indemnification arrangement in connection with the shareholder nominee's service or action as a nominee or director of the company or any commitment or assurance as to how the shareholder nominee will act or vote on any matter; and

- the information that would be required to be set forth in a Schedule 13D if such statement were required to be filed under the Exchange Act by the proposing shareholder and any associated person.

Regarding each proposed nominee, Article XI, as amended, would require the proposing shareholder's notice contain the following additional information:

- the age, business address and residence address of each nominee for which the proposing shareholder is soliciting proxies and the name, age, business address and residence address of each nominee who would be presented at the meeting in the event of a need to change the proposing shareholder's original slate;

- the principal occupation or employment of each nominee;

- the class and number of shares of the company's stock that are owned beneficially and of record by the nominee;

- any other information that is required to be disclosed in proxy solicitations for elections of directors or is otherwise required to be disclosed under the Virginia Stock Corporation Act, the applicable listing standards of the principal U.S. exchange upon which the company's common stock is listed, or the rules and regulations of the SEC;

- a representation as to whether the proposing shareholder or any associated person intends to solicit proxies in support of nominees in compliance with the requirements of Rule 14a-19 under the Exchange Act, including a statement that the proposing shareholder or any associated person intends to solicit the holders of shares representing at least 67% of the voting power of the shares entitled to vote at the meeting; and

- a written representation and agreement with respect to certain disclosure items required for director nominees under the proxy access provisions set forth in Article XII of the company's Bylaws.

Finally, Article XI, as amended, would explicitly allow: (i) for the Chair of the meeting to determine that a nomination made pursuant to the requirements of Article XI was not made in accordance with the procedures prescribed by Article XI and if the Chair of the meeting so determines, he or she will disregard the defective nomination; (ii) the company to request the shareholder nominee to complete, sign and submit the questionnaire(s) required of the company's directors and officers; and (iii) for the company to disregard any proxies or votes solicited for shareholder nominees if the proposing shareholder or any associated person provides notice pursuant to Rule 14a-19 under the Exchange Act and subsequently fails to comply with any of the requirements of Rule 14a-19 under the Exchange Act.

The foregoing summary is qualified by the text of the proposed amended Article XI of the Bylaws, which is set forth in its entirety in Appendix C.

Rationale for our Proposed Bylaw Amendment

Advance notice requirements provide companies and their shareholders with advance notice of a shareholder's intention to nominate directors for election to a company's board or to propose other business to be considered at a shareholder meeting. Currently, the company's advance notice requirements with respect to director nominees are provided in Article XI of the Bylaws. These requirements are intended to give the company and its shareholders sufficient time, and the necessary information, to make an informed judgment about how to respond, consider and ultimately to vote on such nominations. The company's advance notice provisions in Article XI of the Bylaws are designed to promote transparency and provide for an orderly shareholder meeting process without materially diminishing shareholder rights.

After careful consideration and recommendation by the N&G Committee as part of its regular review of our corporate governance documents, and after review of the governing documents of other similarly situated companies and consideration of current best practices and in response to the SEC's recently adopted "universal proxy" rules, our Board has determined that the additional time and the expanded scope of the disclosure requirements set forth in the proposed amendment to Article XI of the Bylaws is necessary and appropriate.

As noted above, the proposed deadlines mirror the current deadlines for shareholders to propose other business to be considered at a shareholder meeting found in Article X of the Bylaws. Specifically, our Board believes the proposed amendment to Article XI of the Bylaws provides the company with the time and information necessary to thoughtfully and thoroughly consider director nominees proposed by shareholders and to conform the company's advance notice requirements to current best practices.

Shareholder Proposal

Item 7



Your Board of Directors recommends that you vote AGAINST Item 7.

Dominion Energy has been notified that a shareholder or their representative intends to present the following proposal for consideration at the 2023 Annual Meeting. We are presenting the proposal and supporting statement as submitted to us by the proponent. We do not necessarily agree with all the statements contained in the proposal and the supporting statements, but we have limited our responses to the most important points and have not attempted to address all the statements with which we disagree.

We recommend a vote AGAINST the proposal in Item 7 for the reasons set forth in the company's response to the proposal.

Item 7 – Shareholder Proposal Regarding a Policy to Require an Independent Chair

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, holder of 100 shares of Dominion Energy, Inc. common stock, has notified us that he intends to present the following proposal at the annual meeting.

Proposal 7 – Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on a expedited basis.

It is a best practice to adopt this policy soon. However this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

This proposal topic won 52% support at Boeing and 54% support at Baxter International in 2020. Boeing then adopted this proposal topic. The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company.

A lead director is no substitute for an independent Board Chairman. The Dominion Energy Lead Director, Mr. Robert Spilman, violates the most important attribute of a Lead Director – independence. As director tenure goes up director independence goes down. Mr. Spilman has 14-years long director tenure at Dominion Energy.

It is amazing the number of companies that claim that a Lead Director is some sort of substitute for an independent Board Chairman and then select a director with the longest independence-defeating tenure as Lead Director.

Mr. Spilman received the highest against director votes at Dominion Energy in 2022.

A lead director can be given a list of duties but there is no rule that prevents the Chairman from overriding the lead director in any of the so-called lead director duties and ignoring the advice of the lead director.

Perhaps there should be a rule against a person, who is currently both a CEO and a Chairman at the same time elsewhere, being named as Lead Director. Dominion Energy Lead Director Mr. Spilman, now has the dual jobs of CEO and Chairman elsewhere. Ironically Mr. Spilman, as a Chairman and CEO, apparently has his own lap dog Lead Director with the same long tenure issue whose occupational stature is a "Private Investor" of no particular net worth.

Present holders of both jobs of Chairman and CEO elsewhere at the same time would seem to have a special affinity with the Dominion Energy person who now has the 2 most important Dominion Energy jobs, Chairman and CEO. Affinity is inconsistent with the purported oversight role of a Lead Director.

The ascending complexities of a company with $50 Billion in market capitalization, like Dominion Energy, increasingly demand that 2 persons fill the 2 most important jobs at Dominion Energy on an enduring basis – Chairman and CEO.

Please vote yes:
Independent Board Chairman – Proposal 7

Opposing Statement

 **THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL.**

The Board believes maintaining flexibility to determine the Board's leadership structure serves the best interests of the company and its shareholders because it allows the Board to choose the optimal leadership structure for the company and its shareholders at any point in time. Furthermore, our strong corporate governance framework already ensures independent and objective Board oversight.

The Board should have maximum flexibility to choose an appropriate leadership structure based on the company's needs at any given time. Currently, the Board believes that combining the Chair and CEO roles is in the best interests of the company and its shareholders.

The Board recognizes that no single leadership model is appropriate in all circumstances. As a result, the Board believes that it is important to preserve the flexibility to determine the most appropriate leadership structure for the company at any given time based on its assessment of the company's needs and circumstances. Currently, our Corporate Governance Guidelines provide the Board with the flexibility to determine the optimal leadership structure, including separating the positions of Chair and CEO if circumstances warrant. As part of its annual review of our corporate governance framework, the Board evaluates the appropriate leadership structure for the company and its shareholders, including whether to maintain the current structure of combining the Chair and CEO roles or to separate those roles. The Board believes that the directors are best positioned to lead this evaluation given their knowledge of the company's leadership team, strategic goals, opportunities and challenges.

Mr. Blue's service as both our Chair and CEO has proven to be an effective leadership structure for Dominion Energy. His knowledge of the company, its business and our industry is exceptional. With more than 15 years of experience with the company, he is well qualified to help the Board identify and understand both the material risks inherent to our business and future opportunities. With this understanding and clear focus, he can ensure that the Board and its committees give appropriate attention to these areas of concern and opportunity. Although this is the case now, a different Board leadership structure may serve the company and its shareholders more effectively and efficiently in the future as circumstances and dynamics change. Accordingly, the Board believes that Dominion Energy and its shareholders are best served by the Board retaining the flexibility to determine the most effective leadership structure at any given time.

Our strong governance framework already ensures an objective and independent Board.

All directors, except for the Chair, are independent, and all members of our five Board committees are independent. Our Corporate Governance Guidelines require the independent directors to appoint a Lead Director when one person holds the Chair and CEO positions, and set forth the responsibilities of the Lead Director, which include serving as a liaison between the Chair and CEO and the independent directors on Board-wide issues, leading, in conjunction with the CTD Committee, the annual process for evaluating the performance and compensation of the CEO and communicating to the CEO the results of the evaluation, and ensuring the Board's ability to review and provide input on and monitor management's execution of the company's long-term strategy. Our Corporate Governance Guidelines also require our independent directors to hold regularly scheduled executive sessions, presided over by our Lead Director, without management present, to discuss any matters of concern, including evaluation of the performance of the CEO and other members of senior management; management succession planning; board informational needs; and board effectiveness.

We have a strong and experienced independent Lead Director, Mr. Spilman, who has served in that role since November 2020. Mr. Spilman promotes dialogue among independent members of the Board and directly, clearly and regularly communicates the views of the Board to the Chair and CEO and management. As a long-tenured president and chief executive officer of a leading publicly traded furniture manufacturer and distributor and as the former lead director of Harris Teeter Supermarkets, Inc., Mr. Spilman provides strong independent Board leadership.

Shareholder Proposal

Having an independent chair is not a majority practice in the S&P 500, and there is currently no evidence that an independent chair would improve the company's or the Board's effectiveness.

Most companies in the S&P 500 do not take a rigid approach to Board leadership structure. According to the 2022 Spencer Stuart Board Index, approximately 64% of companies in the S&P 500 do not have an independent board chair. In addition, there is no evidence supporting the claim that an independent Chair would improve the company's or the Board's effectiveness. Instead, the Board believes that the current Board leadership structure leads to certain efficiencies and allows the company to speak with one, clear, unified voice as it tackles the many challenges and opportunities it faces.

Our shareholders rejected similar efforts to require an independent Chair in 2020 and 2021.

In 2020 and 2021, our shareholders rejected substantially similar proposals to restrict the Board's flexibility with respect to the Board leadership structure and to require the Chair and CEO to be separate individuals. Our shareholders should do the same at this Annual Meeting.

The Board believes that mandating a rigid leadership structure without considering the specific facts and circumstances of the company at a given time could impede the Board's effectiveness and ability to act in the best interests of the company and its shareholders. For the reasons discussed above, the Board believes that rather than taking a "one-size-fits-all" approach to board leadership, Dominion Energy and its shareholders are best served by the Board retaining the flexibility to implement the leadership structure that is best suited to the needs and circumstances of the company and its shareholders at any given time.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of March 3, 2023, the number of shares of our common stock beneficially owned by each of our directors and NEOs, and by all directors and executive officers as a group.

Beneficial Ownership as of March 3, 2023[1]

Name	Shares of Common Stock	Deferred Stock Accounts[2]	Restricted Shares	Total[3]
James A. Bennett	8,919	11,866	—	20,785
Robert M. Blue	91,094	—	88,163	179,257
Helen E. Dragas	58,477	56,873	—	115,350
James O. Ellis, Jr.	6,765	25,022	—	31,787
D. Maybank Hagood	3,470	9,780	—	13,250
Ronald W. Jibson	20,763	—	—	20,763
Mark J. Kington	91,414	99,418	—	190,832
Kristin G. Lovejoy	—	2,657	—	2,657
Joseph M. Rigby	6,030	17,630	—	23,660
Pamela F. Royal, M.D.	10,575	32,998	—	43,573
Robert H. Spilman, Jr.	29,095	15,506	—	44,601
Susan N. Story	18,334	10,437	—	28,771
Michael E. Szymanczyk	72,243	10,747	—	82,990
Carlos M. Brown	13,721	3,076	14,775	31,572
Diane Leopold	59,382	—	50,456	109,838
Steven D. Ridge	3,453	—	17,676	21,129
Daniel G. Stoddard	42,709	—	28,299	71,008
James R. Chapman[4]	32,223	—	—	32,223
All directors and executive officers as a group (21 persons)[4][5]	638,677	296,010	235,126	1,169,813

[1] For purposes of this Proxy Statement, beneficial ownership includes securities over which a person, directly or indirectly, has sole or shared voting or investment power and securities that a person has a right to acquire beneficial ownership of within 60 days after March 3, 2023. Unless otherwise noted, all securities are held directly by the director or executive officer and such person has sole voting and investment power with respect to such securities.

[2] Includes shares in trust under the Non-employee Directors Compensation Plan for which a director has voting rights and officer deferred shares held in the DCP.

[3] Includes shares as to which a director or executive officer (i) has sole voting and/or investment power or (ii) voting and/or investment power is shared with or controlled by another person as follows: Mr. Blue, 292 (shares held in trust); Ms. Dragas, 17,699 (shares held by jointly owned companies); Mr. Jibson, 5,994 (shares held by jointly owned company); Mr. Kington, 10,235 (shares held in joint tenancy); Mr. Spilman, Jr., 2,834 (shares held in trust); Mr. Szymanczyk, 52,630 (shares held in trust); Mr. Brown, 28 (shares held in joint tenancy with spouse); Mr. Stoddard, 200 (shares held by spouse); and all directors and executive officers as a group, 90.036.

[4] Mr. Chapman served as Executive Vice President and CFO until his resignation from the company, effective November 23, 2022. Mr. Chapman is not included in the group total.

[5] Neither any individual director or executive officer nor all of the directors or executive officers as a group owns more than 1% of Dominion Energy's outstanding shares as of March 3, 2023.

Significant Shareholders

Name and Address of Beneficial Owner	Beneficial Ownership of Shares of Common Stock	Percentage of Common Stock Outstanding
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, PA 19355	74,884,672	8.99%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	59,148,081	7.1%
State Street Corporation[3] 1 Lincoln Street Boston, MA 02111	48,761,855	5.85%

[1] According to its Schedule 13G filing for December 31, 2022, this shareholder has shared voting power over 1,515,230 shares, sole dispositive power over 71,078,071 shares, and shared dispositive power over 3,806,601 shares.

[2] According to its Schedule 13G filing for December 31, 2022, this shareholder has sole voting power over 53,988,067 shares, and sole dispositive power over 59,148,081 shares.

[3] According to its Schedule 13G filing for December 31, 2022, this shareholder has shared voting power over 39,628,411 shares and shared dispositive power over 48,731,185 shares.

Questions and Answers About the 2023 Annual Meeting and Voting

HOW DO I ATTEND THE 2023 ANNUAL MEETING?

The 2023 Annual Meeting will be held in a virtual format only, via the Internet, with no physical in-person meeting. Whether or not you plan to attend the meeting, please vote by proxy as soon as possible. Your vote is very important to us, and we want your shares to be represented at the meeting.

To attend the virtual meeting, you will need the 16-digit control number included on your Notice, proxy card or voting instruction form. The meeting webcast will begin promptly at 9:30 a.m., Eastern Time, on Wednesday, May 10, 2023 and online access to the webcast will open approximately 15 minutes prior to the start of the 2023 Annual Meeting. If you experience technical difficulties during the check-in process or during the meeting, please call the technical support number that will be posted on the virtual meeting log-in page at www.virtualshareholdermeeting.com/D2023.

We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You will be able to attend the meeting online, vote your shares electronically and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/D2023. To submit questions in advance of the 2023 Annual Meeting, visit www.proxyvote.com/dominion and enter the 16-digit control number. We will endeavor to answer as many shareholder-submitted questions during the meeting as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions that are not pertinent to meeting matters, do not comply with the meeting rules of conduct, or are otherwise inappropriate. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

WHY DID I RECEIVE THESE PROXY MATERIALS?

You received these materials because you owned shares of Dominion Energy common stock as of March 3, 2023, and are therefore eligible to vote at the 2023 Annual Meeting. These materials allow you to exercise your right to vote at the 2023 Annual Meeting and provide you with important information about Dominion Energy and the items to be presented for a vote at this meeting.

WHY DID I RECEIVE A NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS INSTEAD OF PRINTED PROXY MATERIALS?

Most shareholders received a Notice Regarding the Availability of Proxy Materials (the Notice) instead of a full set of printed proxy materials. The Notice provides access to proxy materials in a fast and efficient manner via the Internet. This reduces the amount of paper necessary to produce these materials, as well as the costs associated with mailing these materials to shareholders. On or around March 27, 2023, we began mailing the Notice to certain shareholders of record as of March 3, 2023, and posted our proxy materials on the website referenced in the Notice. As more fully described in the Notice, shareholders may choose to access our proxy materials on the website or may request to receive a printed set of our proxy materials. The Notice and website provide information regarding how you may request to receive proxy materials in printed form by mail or electronically by email for this meeting and on an ongoing basis. Shareholders who previously requested printed proxy materials or electronic materials on an ongoing basis received those materials in the format requested.

WHAT IS A PROXY?

A proxy is your legal designation of another person to vote your shares on your behalf at the 2023 Annual Meeting. The person you designate is called a proxy. When you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

The proxy card accompanying this Proxy Statement is solicited by your Board for the 2023 Annual Meeting. By signing and returning it, you will be designating two independent directors of the Board and Dominion Energy's Corporate Secretary as proxies to vote your shares at the 2023 Annual Meeting based on your direction. You also may designate your proxies and direct your votes over the Internet or by telephone as described below.

WHO IS ENTITLED TO VOTE?

All shareholders who owned Dominion Energy common stock at the close of business on the record date of March 3, 2023, may vote. Each share of Dominion Energy common stock is entitled to one vote on each matter properly brought before the 2023 Annual Meeting. There were 835,250,715 shares of Dominion Energy common stock outstanding on March 3, 2023.

Questions and Answers About the 2023 Annual Meeting and Voting

WHAT ARE THE MATTERS ON WHICH I WILL BE CASTING A VOTE?

You will be voting on the following:

- Election of each of the 11 director nominees named in this Proxy Statement;
- Advisory vote on approval of executive compensation (Say on Pay);
- Advisory vote on the frequency of future Say on Pay votes;
- Ratification of the appointment of Deloitte & Touche LLP as our independent auditor for 2023;
- Management's proposal to amend Article IV of the Bylaws to make certain changes to the information required to be provided by a shareholder requesting a special meeting of the company's shareholders;
- Management's proposal to amend Article XI of the Bylaws to make certain changes to the advance notice provision for director nominations by shareholders;
- One shareholder proposal, if properly presented; and
- Other business properly presented at the meeting.

Your Board is soliciting this proxy for the 2023 Annual Meeting and recommends that you vote **FOR** each of the 11 director nominees named in this Proxy Statement, **FOR** the approval of, on a non-binding, advisory basis, the compensation of the executive officers named in this Proxy Statement (Say on Pay), in favor, on a non-binding, advisory basis, of holding future Say on Pay votes every **ONE YEAR**, **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent auditor for 2023 and **FOR** each of management's proposals to amend the company's Bylaws.

Your Board recommends that you vote **AGAINST** the shareholder proposal presented in Item 7.

WHAT ARE THE VOTING REQUIREMENTS TO ELECT THE DIRECTORS AND TO APPROVE EACH OF THE OTHER ITEMS IN THIS PROXY STATEMENT AND WHAT IS THE EFFECT OF ABSTENTIONS AND BROKER NON-VOTES?

	Votes Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
Item 1. Election of directors	Majority of votes cast for each director	No effect	No effect
Item 2. Advisory vote on approval of executive compensation (Say on Pay)	Majority of votes cast	No effect	No effect
Item 3. Advisory vote on the frequency of future Say on Pay votes	Majority of votes cast; if no option receives a majority of the votes cast, frequency with most votes deemed to be the preference of shareholders	No effect	No effect
Item 4. Ratification of appointment of independent auditor	Majority of votes cast	No effect	Discretionary voting by broker permitted
Item 5. Management's proposal to amend Article IV of the Bylaws to make certain changes to the information required to be provided by a shareholder requesting a special meeting of the company's shareholders	Majority of votes entitled to be cast	Same as vote against	Same as vote against
Item 6. Management's proposal to amend Article XI of the Bylaws to make certain changes to the advance notice provision for director nominations by shareholders	Majority of votes entitled to be cast	Same as vote against	Same as vote against
Item 7. Shareholder proposal – independent chair	Majority of votes cast	No effect	No effect

Our Bylaws and Corporate Governance Guidelines require that directors be elected by a majority of the votes cast unless the election is contested. A majority of the votes cast means that the number of shares voted "For" a director exceeds the number of votes cast "Against" the director. In an uncontested election, if an incumbent nominee does not receive a majority of the votes cast "For" his or her election, he or she will continue to serve on the Board as a "holdover director" and will be required to submit a letter of resignation promptly to the Board for consideration. In a contested election, where the number of director nominees exceeds the number of directors to be elected, directors are elected by a plurality of the votes cast.

WHAT IS DISCRETIONARY VOTING BY BROKERS?

If you hold your shares in street name (see *How Do I Vote My Shares? – Beneficial Owners* below) and you do not provide your broker with timely voting instructions, NYSE rules permit brokerage firms to vote at their discretion on certain "routine" matters. At this meeting, the only routine matter is Item 4, the ratification of the appointment of Deloitte & Touche LLP as our independent auditor. Brokerage firms may not vote without instructions from you on the following matters: Item 1, election of directors, Item 2, advisory vote on approval of executive compensation (Say on Pay), Item 3, advisory vote on the frequency of future Say on Pay votes, Items 5 and 6, management's proposals to amend the Bylaws or on Item 7, the shareholder proposal. Without your voting instructions on these items, a "broker non-vote" will occur.

WILL ANY OTHER MATTERS BE VOTED ON AT THE 2023 ANNUAL MEETING?

Management and the Board are not aware of any matters that may properly be brought before the 2023 Annual Meeting other than the matters disclosed in this Proxy Statement. If any other matters not disclosed in this Proxy Statement are properly presented at the 2023 Annual Meeting for consideration, the person or persons voting the proxies solicited by the Board for the meeting will vote them in accordance with their best judgment.

HOW DO I VOTE MY SHARES?

Your voting method depends on whether you are a Shareholder of Record, Beneficial Owner or participant in one of Dominion Energy's employee savings plans.

Shareholders of Record

If your shares are registered directly in your name on Dominion Energy's records (including any shares held in Dominion Energy Direct®, Dominion Energy's direct stock purchase and dividend reinvestment plan), you are considered, for those shares, to be the "Shareholder of Record." The proxy materials or Notice have been sent directly to you by Dominion Energy.

- If you received your proxy materials in the mail, you may vote your shares by proxy over the Internet, by telephone or by completing, signing and dating and returning your proxy card by mail in the envelope provided. Instructions to vote over the Internet or by telephone are printed on your proxy card. If you received an electronic or paper Notice, you may vote over the Internet using the instructions provided. All votes must be received by the proxy tabulator no later than 11:59 p.m., Eastern Time, on May 9, 2023.

- You may revoke your proxy and change your vote before the 2023 Annual Meeting by submitting a written notice to our Corporate Secretary, by submitting a later dated and properly signed proxy (including by means of a telephone or Internet vote), or by voting in person at the 2023 Annual Meeting.

- If you properly vote your proxy by one of the methods listed above, all shares will be voted according to your instructions. If you sign your proxy card but do not specify how you want your shares voted on any matter, you will be deemed to have directed the proxies to vote your shares as recommended by the Board. Such shares will be voted as follows: Item 1: FOR each director nominee; Item 2: FOR the Say on Pay advisory vote; Item 3: in favor of holding future Say on Pay votes every ONE YEAR; Item 4: FOR the ratification of the appointment of Deloitte; Item 5: FOR management's proposal to amend Article IV of the Bylaws to make certain changes to the information required to be provided by a shareholder requesting a special meeting of the company's shareholders; Item 6: FOR management's proposal to amend Article XI of the Bylaws to make certain changes to the advance notice provision for director nominations by shareholders; and Item 7: AGAINST the shareholder proposal. However, no vote will be recorded if you do not properly sign your proxy card, regardless of whether you specify how you want your shares voted.

- During the meeting, you may vote online by following the instructions at www.virtualshareholdermeeting.com/D2023. Have your Notice or proxy card with the 16-digit control number available when you access the virtual meeting web page. Even if you plan to attend the virtual meeting, we encourage you to vote your shares ahead of time, to ensure your shares will be represented and voted.

Beneficial Owners

If your shares are held in a stock brokerage account or by a bank or other Shareholder of Record, you are considered a "Beneficial Owner" of shares held in street name. The proxy materials or Notice, including voting and revocation instructions, have been forwarded to you by the institution that holds your shares. As the Beneficial Owner, you have the right to direct your broker, bank or other Shareholder of Record on how to vote your shares.

- Follow the instructions on the voting instruction form or Notice provided by the institution that holds your shares.

- If you do not provide your broker with timely voting instructions, your broker will not be able to vote on most of the items on the agenda of the 2023 Annual Meeting. Please see *What is discretionary voting by brokers*? on the preceding page.

Dominion Energy Employee Savings Plan Participants

If your shares are held under one of the employee savings plans sponsored by Dominion Energy or its subsidiaries (Plans), you are considered the "Beneficial Owner" of shares held in your Plan account. As the Beneficial Owner, you have the right to direct the applicable Trustee on how to vote your shares.

- Only the applicable Trustee can vote your Plan shares. Under the terms of the Plans, you are not allowed to vote your own Plan shares, even if you attend the meeting. To allow sufficient time for the applicable Trustee to vote your Plan shares, your voting instructions must be received by 11:59 p.m., Eastern Time, on May 7, 2023.
- You may revoke or change your voting instructions any time prior to the deadline by submitting a later dated Internet vote or by submitting a written notice to the agent for the Trustees of the Plans, Broadridge Corporate Issuer Solutions, Inc., at P.O. Box 1342, Brentwood, New York 11717.

- The applicable Trustee will vote according to your instructions, except as otherwise provided in accordance with the Employee Retirement Income Security Act of 1974, as amended. The applicable Trustee will keep your vote confidential.
- If you do not vote your shares or if you return your voting instruction card signed with no direction given, your shares will be voted by the applicable Trustee as directed by the independent fiduciary hired by the Plan Administrator for all of the Plans.

WILL SHAREHOLDERS BE GIVEN THE OPPORTUNITY TO ASK QUESTIONS AT THE 2023 ANNUAL MEETING?

Yes. You will be able to ask questions during a designated portion of the meeting. We will endeavor to answer as many shareholder-submitted questions during the meeting as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions that are not pertinent to meeting matters, do not comply with the meeting rules of conduct, or are otherwise inappropriate. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

DO I HAVE TO ATTEND THE 2023 ANNUAL MEETING IN ORDER TO VOTE MY SHARES?

No. Whether or not you plan to attend this year's meeting, you may vote your shares by proxy. It is important that all Dominion Energy shareholders vote, regardless of the number of shares owned.

HOW MANY SHARES MUST BE PRESENT TO HOLD THE 2023 ANNUAL MEETING?

In order for us to conduct the 2023 Annual Meeting, a majority of the shares outstanding on the record date of March 3, 2023 must be present virtually or represented by proxy. This is referred to as a quorum. Your shares are counted as present if you attend the 2023 Annual Meeting virtually or if you submit a properly executed proxy by mail, Internet or telephone.

WHO WILL PAY FOR THE COST OF THIS PROXY SOLICITATION AND WHO WILL COUNT THE VOTES?

Dominion Energy will pay for the cost of this proxy solicitation. Some of our employees may communicate with shareholders after the initial solicitation but will not receive any special compensation for making such communications. We have also retained Georgeson LLC, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of $15,000 and reimbursement of expenses. In addition, we may reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable expenses in sending proxy materials to the Beneficial Owners of our common stock. We have retained Broadridge Corporate Issuer Solutions, Inc. (Broadridge) to tabulate the votes and to assist with the 2023 Annual Meeting.

CAN I ACCESS THE NOTICE OF ANNUAL MEETING, 2023 PROXY STATEMENT, 2022 SUMMARY ANNUAL REPORT AND 2022 ANNUAL REPORT ON FORM 10-K OVER THE INTERNET?

Yes. These documents may be viewed at investors.dominionenergy.com/proxy or at the website address provided on your proxy card or voting instructions.

HOW CAN I ACCESS FUTURE PROXY MATERIALS AND ANNUAL REPORTS ON THE INTERNET?

You can consent to accessing these materials electronically in the future by following the instructions to vote using the Internet and, when prompted, indicating that you agree to receive or access shareholder communications electronically going forward. You will receive a proxy card by mail next year with instructions containing the Internet address to access these documents and how to vote. If you vote by Internet, you will have the opportunity to consent to receive an email message when future proxy materials are available to view online. By agreeing to access your proxy materials online, you will save Dominion Energy the cost of producing and mailing documents to you and help preserve environmental resources. Your choice will remain in effect until you notify Dominion Energy that you wish to resume mail delivery of these documents. You can also request paper copies of these documents by writing us at Dominion Energy, Inc., Shareholder Services, P.O. Box 26532, Richmond, Virginia 23261; by calling us at (800) 552-4034; or by emailing us at shareholderrelations@dominionenergy.com. If you are a Beneficial Owner of shares, please refer to the information provided by the institution that holds your shares for instructions on how to elect similar options.

WHAT IS "HOUSEHOLDING" AND HOW DOES IT AFFECT ME?

Householding refers to practices used to reduce the number of copies of proxy materials sent to one address. For Shareholders of Record who received printed proxy materials, a single copy of the 2023 Proxy Statement, 2022 Summary Annual Report and 2022 Annual Report on Form 10-K (annual report package) has been sent to multiple shareholders who reside at the same address, unless we have received instructions from you to the contrary (each shareholder, however, will receive a separate proxy card). Any shareholder who would like to receive a separate annual report package may call or write us at the telephone number and address above, and we will promptly deliver it. If you received multiple copies of the annual report package and would like to receive a single copy of these materials in the future, please contact Shareholder Services as shown above. Beneficial Owners of shares should contact the institution that holds their shares regarding combined mailing.

Other Information

How to Contact Us

Our Directors. Shareholders and other stakeholders can communicate with our non-management directors individually, including our Lead Director or committee chairs, as the full Board, or by Board committee, in each case by sending correspondence by mail, care of the Corporate Secretary, Dominion Energy, Inc., P.O. Box 26532, Richmond, Virginia 23261. Concerns relating to accounting, internal accounting controls and auditing matters may also be submitted confidentially and anonymously by mail.

The Board has directed the Corporate Secretary or her representative to monitor, review and sort all written communications sent to the non-management directors. Communications related to matters that are within the scope of the responsibilities of the Board are forwarded to the Board, Board committee or individual directors, as appropriate.

The Corporate Secretary and her representative are authorized to exclude, and thus not forward to the Board, communications that are related to routine business and customer service matters, bulk advertising or otherwise inappropriate communications, including, but not limited to, business and product solicitations, unsolicited publications, résumés and job inquiries, spam, junk mail, mass mailing and material containing profanity, hostility or material of a similar nature. The Board has also directed the Corporate Secretary or her representative to forward correspondence related to routine business and customer service matters to the appropriate management personnel. When appropriate, the Corporate Secretary will consult with the Audit Committee Chair, who will determine whether to communicate further with the Audit Committee and/or the full Board with respect to the correspondence received.

Investor Relations. Shareholders may contact our Investor Relations team at any time at investor.relations@dominionenergy.com.

Shareholder Services (Transfer Agent). Broadridge is the transfer agent, registrar and dividend-paying agent for Dominion Energy's common stock and is the administrator for Dominion Energy Direct®, Dominion Energy's direct stock purchase and dividend reinvestment plan. For transfer agent matters, shareholders may communicate with Dominion Energy through Broadridge by writing to Dominion Energy Shareholder Services, c/o Broadridge Corporate Issuer Solutions, P.O. Box 1342, Brentwood, New York 11717, by calling Dominion Energy Shareholder Services care of Broadridge at (800) 552-4034 or by sending an email to shareholder@broadridge.com. Additional information regarding Dominion Energy Shareholder Services can be found at investors. dominionenergy.com/stock-information/shareholder-services.

Corporate Governance Materials Available on Our Website

On our website, dominionenergy.com/our-company/leadership-and-governance, you can find, among other things:

- Information regarding the current members of our Board;
- Code of Ethics and Business Conduct;
- Descriptions of each of our Board committees (Audit, CTD, Finance and Risk Oversight, N&G and SCR), as well as each committee's current charter and members;
- Articles of Incorporation;

- Bylaws;
- Corporate Governance Guidelines;
- Related Party Transaction Guidelines; and
- Information related to our political contributions and lobbying activities.

You may request a paper copy of any of our governance documents at no charge by writing to our Corporate Secretary at Dominion Energy, Inc., P.O. Box 26532, Richmond, Virginia 23261. Information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any other filings with the SEC.

Proposals and Business by Shareholders

Shareholder Proposals for Inclusion in the 2024 Proxy Statement

Under SEC rules, a proposal that a shareholder wishes to include in our proxy statement for the 2024 Annual Meeting must be received by our Corporate Secretary no later than 5 p.m., Eastern Time, on November 28, 2023. Proposals should be sent to our Corporate Secretary at Dominion Energy, Inc., 600 East Canal Street, Richmond, Virginia 23219. Shareholders wishing to submit a proposal should refer to Rule 14a-8 of the Exchange Act, which sets standards for eligibility and specifies the types of proposals that are not appropriate for inclusion in our proxy statement.

Shareholder Director Nominations for Inclusion in the 2024 Proxy Statement

We have adopted a proxy access right to permit, under certain circumstances, a shareholder or a group of shareholders to include in our annual meeting proxy statement director candidates whom they have nominated. These proxy access provisions in our Bylaws provide, among other things, that a shareholder or group of up to 20 shareholders seeking to include director candidates in our annual meeting proxy statement must own, in the aggregate, at least 3% of the company's outstanding common stock continuously for at least the previous three years. The number of shareholder-nominated candidates appearing in any annual meeting proxy statement cannot exceed the greater of 20% of our Board or two directors. Shareholder(s) and the nominee(s) must satisfy the other requirements outlined in Article XII of our Bylaws.

Shareholder Director Nominations and Other Shareholder Proposals for Presentation at the 2024 Annual Meeting not Included in the 2024 Proxy Statement

Under our Bylaws, any shareholder of record entitled to vote in the election of directors may nominate persons for election as directors by providing written notice of their intent to do so to our Corporate Secretary at least 60 days before the meeting date. If the meeting date has not been publicly announced 70 days before the meeting, then notice can be delivered up to 10 days following the public announcement. The notice must contain the information and conform to the requirements specified in Article XI of our Bylaws.

Under our Bylaws, any shareholder of record wishing to present a matter (other than the nomination of a director or matters that have been submitted for inclusion in our proxy statement for such meeting) in person at the 2024 Annual Meeting must provide written notice to our Corporate Secretary no less than 90 days and not more than 120 days prior to the one-year anniversary of the date of the 2023 Annual Meeting. The notice must contain the information and conform to the requirements specified in Article X of our Bylaws and must be a proper subject for shareholder action under applicable law.

Submission	Rules and Requirements	Deadline
Shareholder proposals for inclusion in next year's annual meeting proxy materials	SEC Rule 14a-8	No later than 5 p.m., Eastern Time, on November 28, 2023
Notice Provision for Other Items of Business	Article X of Bylaws	No earlier than January 11, 2024, and no later than 5 p.m., Eastern Time, on February 10, 2024
Notice Provision for non-Proxy Access Director Nominees	Article XI of Bylaws	No later than 60 days in advance of the 2024 Annual Meeting*
Proxy Access Director Nominees	Article XII of Bylaws	No earlier than October 29, 2023 and no later than 5 p.m., Eastern Time, on November 28, 2023

Where to submit: Corporate Secretary, Dominion Energy, Inc., 600 East Canal Street, Richmond, Virginia 23219.

* Item 6 in this Proxy Statement seeks the shareholders' approval to amend Article XI of Bylaws. If this proposal is approved, the deadline for shareholders to submit advance notice of non-proxy access director nominees to our Corporate Secretary will be revised. We will disclose the updated deadline in our Form 8-K announcing the voting results of the 2023 Annual Meeting.

Other Information

Shareholders who intend to solicit proxies in reliance on the SEC's universal proxy rule for director nominees submitted under the advance notice requirements of our Bylaws must comply with the additional requirements of Rule 14a-19(b), including a statement that the shareholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors.

We encourage shareholders who wish to submit a proposal or nomination to seek independent counsel. Dominion Energy will not consider any proposal or nomination that is not timely or otherwise does not meet the Bylaw and SEC requirements. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Appendix A

Reconciliation of Reported Earnings (GAAP) to Operating Earnings (non-GAAP)

(Millions, Except Per Share Amounts)	2022	2021	2020
Reported Earnings (GAAP)	$ 994	$ 3,288	$ (401)
Adjustments to reported earnings[1]:			
Pre-tax loss (income)	3,127	(26)	4,120
Income tax	(616)	(71)	(713)
Total adjustments	2,511	(97)	3,407
Operating Earnings (non-GAAP)	**$ 3,505**	**$ 3,191**	**$ 3,006**
Earnings per common share – diluted:			
Reported Earnings (GAAP)[2]	$ 1.09	$ 3.98	$(0.57)
Adjustments to reported earnings (after-tax)[2]	3.02	(0.12)	(4.11)
Operating Earnings (non-GAAP)[2]	**$ 4.11**	**$ 3.86**	**$ 3.54**

[1] Adjustments to reported earnings are reflected in the following table:

(Millions, Except Per Share Amounts)	2022	2021	2020
Pre-Tax loss (income):			
Nonregulated asset impairments and other charges	$1,511	$	$ 626
Regulated asset retirements and other charges	830	564	1,108
Sale of Kewaunee	649		
Net (gain) loss on nuclear decommissioning trust funds	559	(568)	(335)
Mark-to-market impact of economic hedging activities	(508)	260	(117)
Discontinued operations – Gas Transmission & Storage segment[3]	(17)	(829)	2,403
Sale of non-wholly owned nonregulated solar facilities		235	
Merger litigation and integration charges		99	238
Other items	103	213	197
	3,127	(26)	4,120
Income tax expense (benefit):			
Tax effect of above adjustments to reported earnings*	(616)	(30)	(661)
Other income tax adjustments		(41)	(52)
	$ (616)	$ (71)	$ (713)

[2] The calculation of reported and operating EPS on a consolidated basis utilizes shares outstanding on a diluted basis with all dilutive impacts, primarily consisting of potential shares which had not yet been issued reflected in the Corporate and Other segment. Effective January 2022, the calculation of diluted reported and operating EPS assumes conversion, if dilutive, of the Series A preferred stock to common stock as of January 1, 2022. The Series A preferred stock was reclassified to a liability in June 2022 and redeemed in September 2022. In prior periods, a fair value adjustment of the Series A preferred stock was included in the calculation of diluted reported EPS if dilutive. No adjustments were necessary for the year ended December 31, 2021. For the year ended December 31, 2020, the fair value adjustment required for diluted reported EPS was $11 million. In 2022, the calculation of reported and operating EPS includes the impact of preferred dividends of $93 million and $81 million, respectively. In 2021 and 2020, the calculation of both reported and operating EPS includes the impact of preferred dividends of $68 million and $65 million, respectively. See Dominion Energy's 2022 Annual Report on Form 10-K for additional information.

[3] Amount excludes the 50% interest in Cove Point LNG, LP retained by the company.

* Income taxes for individual pre-tax items include current and deferred taxes using a transactional effective tax rate.

Operating earnings is a financial measure that is not required by or presented in accordance with GAAP. This non-GAAP financial measure should not be considered as an alternative to GAAP measures, such as reported earnings, and may be calculated differently from, and therefore may not be comparable to, similarly titled measures used at other companies.

Dominion Energy uses operating earnings as the primary performance measurement of its earnings outlook and results for public communications with analysts and investors. Dominion Energy also uses operating earnings internally for budgeting, for reporting to the Board of Directors, for the company's incentive compensation plans and for its targeted dividend payouts and other purposes. Dominion Energy management believes operating earnings provide a more meaningful representation of the company's fundamental earnings power.

Appendix B

Article IV.   Special Meetings.

Special Meetings of the Shareholders shall be held whenever called by the Chair of the Board of Directors, the Vice Chair (if any), the Chief Executive Officer, or a majority of the Directors. Special Meetings of the Shareholders may also be held following the accrual or termination of voting rights of the Preferred Stock, whenever requested to be called in the manner provided in the Articles of Incorporation.

Special Meetings of the Shareholders shall also be held whenever called by the Corporate Secretary, upon the written request of the Shareholders owning continuously for a period of at least one year prior to the date of such request, more than fifteen percent (15%) of all the outstanding shares of the Corporation (a "Qualifying Shareholder Request"). Each such written request must be signed by a Shareholder requesting the Special Meeting of the Shareholders and delivered either by personal delivery or by United States ("U.S.") certified mail, postage prepaid, addressed to the Corporate Secretary of the Corporation and received at the principal executive office of the Corporation and shall set forth (a) a brief description of the business desired to be brought before the Special Meeting of the Shareholders, including the complete text of any resolutions to be presented at the Special Meeting of the Shareholders, with respect to such business (including the text of any proposed amendment to these Bylaws in the event that such business includes a proposal to amend these Bylaws), and the reasons for conducting such business at the meeting; (b) the date of request; (c) the name and address, as they appear on the Corporation's books, of such Shareholder and of any Shareholder Associated Person (as defined in Article X); (d) the ownership information of such Shareholder and any Shareholder Associated Person as required by Article X, including a written agreement to update and supplement such information; (e) any material interest of such Shareholder and of any Shareholder Associated Person in such business; (f) a representation that such Shareholder intends to appear in person or by proxy at the Special Meeting of the Shareholders to transact the business specified and (g) a representation that ~~each~~such Shareholder intends to hold the shares of the Corporation's stock through the date of the Special Meeting of the Shareholders.

In addition to the requirements set forth above to request that the Corporate Secretary call a Special Meeting of the Shareholders, Shareholder requests submitted with respect to the nomination of candidates for election as Directors to the Board of Directors shall include the information as required to be included in a notice of a Shareholder's intent to nominate a Director pursuant to Article XI. In addition to the requirements set forth above to request that the Corporate Secretary call a Special Meeting of the Shareholders, Shareholder requests submitted with respect to the submission of other proposals shall include the information as required to be included in a notice of a Shareholder's intent to submit a shareholder proposal at an Annual Meeting of the Shareholders pursuant to Article X.

Multiple shareholder requests delivered to the Corporate Secretary will be considered together to determine whether a Qualifying Shareholder Request has been made only if each such request (a) identifies substantially the same purpose or purposes of the Special Meeting of the Shareholders and substantially the same matters proposed to be acted on at the Special Meeting of the Shareholders, as determined in good faith by the Board of Directors, and (b) has been dated and delivered to the Corporate Secretary within sixty (60) days of the earliest dated shareholder request.

Any Shareholder may revoke their or its written shareholder request at any time by written revocation delivered to the Corporate Secretary at the principal executive office of the Corporation.

Business transacted at any Special Meeting of the Shareholders held pursuant to a Qualifying Shareholder Request shall be limited to the purpose(s) stated in the Qualifying Shareholder Request; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the Shareholders at any Special Meeting of the Shareholders held pursuant to a Qualifying Shareholder Request. If none of the Shareholders who made the Qualifying Shareholder Request appears or ~~send~~sends a qualified representative to present the matters specified in the Qualifying Shareholder Request, the Corporation need not present such matters for a vote at such meeting.

The Corporate Secretary shall not be required to call a Special Meeting of the Shareholders if (a) the Board of Directors calls an Annual Meeting or Special Meeting of the Shareholders to be held not later than ninety (90) days after the first date on which valid Qualifying Shareholder Requests constituting more than fifteen percent (15%) of all the outstanding shares of the Corporation have been delivered to the Corporate Secretary (the "Delivery Date") and the business to be conducted at such meeting is substantially similar to the business requested by a Shareholder to be brought before a Special Meeting of the Shareholders, as determined in good faith by the Board of Directors (it being understood that for the purposes of this clause (a) the election of directors shall be deemed a similar item with respect to all items of business involving the election or removal of directors) or (b) the Qualifying Shareholder Request (i) has a Delivery Date which is during the period commencing ninety (90) days prior to the one-year anniversary of the preceding year's Annual Meeting of the Shareholders and ending on the date of the next Annual Meeting of the Shareholders, (ii) contains an identical or substantially similar item to an item that was presented at any meeting of the Shareholders held within one hundred and twenty (120) days prior to the Delivery Date (for purposes of this clause (ii) the election of directors shall be deemed a similar item with respect to all items of business involving the election or removal of directors), (iii) relates to an item of business that is not a proper subject for Shareholder action under applicable law, (iv) was made in a manner that involved a violation of Regulation 14A of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the "Exchange Act"), or other applicable law, or (v) does not comply with the provisions of this Article IV.

Any Special Meeting of the Shareholders held pursuant to a Qualifying Shareholder Request shall be held at such date and time as may be fixed by the Board of Directors; provided, however, that the date of any such Special Meeting of the Shareholders shall not be more than ninety (90) days after the Delivery Date.

Appendix C

Article XI.   Board of Directors.

A Board of Directors shall be chosen by ballot at the Annual Meeting of the Shareholders or at any meeting held in lieu thereof as herein before provided, or at any Special Meeting of the Shareholders called for the purpose of the election of Directors.

Subject to the rights of holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, nominations for the election of Directors shall be made by the Board of Directors or a committee appointed by the Board of Directors (a "Board Nominee") or by any Shareholder entitled to vote in the election of Directors generally who complies with the notice procedures set forth in this Article XI or who complies with the requirements set forth in Article XII of these Bylaws (a "Shareholder Nominee"). However, any Shareholder entitled to vote in the election of Directors generally may nominate one or more persons for election as Directors at a meeting pursuant to this Article XI only if written notice of such Shareholder's intent to make such nomination or nominations has been ~~given,~~delivered either by personal delivery or by ~~United States~~U.S. certified mail, postage prepaid, addressed to the Corporate Secretary of the Corporation ~~not later than~~and received at the principal executive office of the Corporation (i) not less than ninety (90) days nor more than one hundred-twenty (120) days prior to the one-year anniversary of the preceding year's Annual Meeting of the Shareholders or (ii) if the date of the Annual Meeting of the Shareholders is more than thirty (30) days before or more than sixty (60) days ~~in advance of~~after such ~~meeting (except that, if public disclosure of the meeting is made less than 70 days prior to the meeting, the notice need only be received within 10 days~~ anniversary date, not later than the ninetieth (90th) day prior to such Annual Meeting of the Shareholders or, if later, the tenth (10th) day following the day on which public disclosure of the date of such Annual Meeting of the Shareholders was first made or (iii) with respect to any Special Meeting of the Shareholders called by the Board of Directors for the election of Directors, not later than the seventh (7th) day following ~~such~~the day on which public disclosure~~). Each such notice shall set forth: (a) the name and address of the Shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the Shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the Shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Shareholder; (d) such other information regarding each nominee proposed by such Shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated by the Board of Directors; and (e) the consent of each nominee to serve as a Director of the Corporation if so elected. The Chair of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.~~ of such meeting was first made. In no event shall any adjournment or postponement of any such meeting or the announcement thereof commence a new time period for the giving of timely notice as described above.

A Shareholder's notice to the Corporate Secretary shall set forth:

(a) the name and address, as they appear on the Corporation's books, of the Shareholder giving the notice and of any Shareholder Associated Person;

(b) a representation that such Shareholder is a Shareholder of record, is entitled to vote at such meeting, will continue to be a Shareholder of record at the time of such meeting and intends to appear in person or by proxy at such meeting to nominate the person or persons specified in the notice;

(c) the class and number of shares of the Corporation's stock which are held of record or are beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Shareholder and any Shareholder Associated Person;

(d) a description of any Derivative Instrument that has been entered into as of the date of the Shareholder's notice by, or on behalf of, such Shareholder and any Shareholder Associated Person, whether or not such instrument or right shall be subject to settlement in an underlying class of stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Shareholder or any Shareholder Associated Person, with respect to shares of stock of the Corporation, or relates to the acquisition or disposition of any shares of stock of the Corporation;

(e) any proxy (other than a revocable proxy given in response to a solicitation statement filed pursuant to, and in accordance with, Section 14(a) of the Exchange Act), voting trust, voting agreement or similar contract arrangement, agreement or understanding pursuant to which the Shareholder or any Shareholder Associated Person, has a right to vote or direct the voting of any of the Corporation's securities;

(f) any rights to dividends on the shares of the Corporation owned beneficially by the Shareholder and any Shareholder Associated Person that are separated or separable from the underlying shares of the Corporation;

(g) any proportionate interest in shares of the Corporation or any Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company or similar entity in which the Shareholder or any Shareholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, is the manager, managing member or, directly or indirectly, beneficially owns an interest in the manager or managing member of a limited liability company or similar entity;

(h) any performance-related fees (other than an asset-based fee) that the Shareholder or any Shareholder Associated Person is entitled to based on the increase or decrease in the value of shares of the Corporation or Derivative Instruments;

(i) a description of all agreements, arrangements and understandings between such Shareholder or any Shareholder Associated Person and each Shareholder Nominee with respect to such Shareholder Nominee's service or duties as a nominee or director of the Corporation, including, any direct or indirect confidentiality, compensation, reimbursement or indemnification arrangement in connection with such Shareholder Nominee's service or action as a nominee or director or any commitment or assurance as to how such Shareholder Nominee will act or vote on any matter;

(j) the information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such statement were required to be filed under the Exchange Act and the rules and regulations promulgated thereunder by such Shareholder and any Shareholder Associated Person on whose behalf the notice is given; and

(k) any other information as reasonably requested by the Corporation.

Each such Shareholder's notice to the Corporate Secretary of such Shareholder's intent to nominate one or more persons for election as Director(s) to the Board of Directors pursuant to this Article XI shall also set forth (i) the name, age, business address and, if known, residence address of each Shareholder Nominee for whom the Shareholder is proposing or intends to solicit proxies and of each Shareholder Nominee who would be presented for election at the Annual Meeting of the Shareholders in the event of a need to change the Shareholder's original slate, (ii) the principal occupation or employment of each Shareholder Nominee, (iii) the class and number of shares of stock of the Corporation that are owned beneficially and of record by each Shareholder Nominee, (iv) any other information relating to each Shareholder Nominee that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required to be disclosed under the Virginia Stock Corporation Act or applicable listing standards of the principal U.S. exchange upon which the Corporation's common stock is listed or by the rules and regulations of the Securities and Exchange Commission promulgated under the Exchange Act, including any proxy statement filed pursuant thereto (in each case, assuming the election is contested), (v) a representation as to whether the Shareholder or any Shareholder Associated Person intends to solicit proxies in support of Director nominees other than Board Nominees in compliance with the requirements of Rule 14a-19(b) under the Exchange Act, including a statement that the Shareholder or any Shareholder Associated Person intends to solicit the holders of shares representing at least sixty-seven percent (67%) of the voting power of the shares entitled to vote in the election of Directors, and (vi) the written consent of each such Shareholder Nominee to be named in the proxy statements as a nominee and to serve as a Director of the Corporation if elected for the full term. Each such Shareholder shall (1) notify the Corporation of any inaccuracy or change (within two (2) business days of becoming aware of such inaccuracy or change) in any information previously provided to the Corporation pursuant to this Article XI and (2) promptly update and supplement information previously provided to the Corporation pursuant to this Article XI, if necessary, so that the information provided or required to be provided shall be true and complete as of the voting record date for the meeting and as of the date that is ten (10) days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to and received by the Corporate Secretary of the Corporation at the Corporation's principal executive office.

In addition to the other requirements of this Article XI with respect to any nomination proposed by a Shareholder to be made at a meeting, each Shareholder and any Shareholder Associated Person shall also comply with all applicable requirements of the Articles of Incorporation, these Bylaws and state and federal law, including the Exchange Act (including Rule 14a-19 thereunder), with respect to any such nomination or the solicitation of proxies with respect thereto. In addition to the other requirements of this Article XI, (i) no Shareholder or Shareholder Associate Person shall solicit proxies in support of any nominees, other than Board Nominees, unless such Shareholder and Shareholder Associated Person have complied with Rule 14a-19 under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Corporation of notices required hereunder in a timely manner, and (ii) if such Shareholder or Shareholder Associated Person (1) provides notice pursuant to Rule 14a-19(b) under the Exchange Act and (2) subsequently fails to comply with any of the requirements of Rule 14a-19 under the Exchange Act, then the Corporation shall disregard any proxies or votes solicited for such Shareholder's nominees. Upon request by the Corporation, if any Shareholder or Shareholder Associated Person provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such Shareholder or Shareholder Associated Person shall deliver to the Corporation, not later than five (5) business days prior to the applicable meeting, reasonable evidence that such Shareholder or Shareholder Associated Person has met the requirements of Rule 14a-19 under the Exchange Act.

The immediately foregoing provisions shall not be construed to extend any applicable deadlines hereunder, enable a Shareholder to change the person or persons specified in the notice for election as director after the advance notice deadlines hereunder have expired or limit the Corporation's rights with respect to any inaccuracies or other deficiencies in notices provided by one or more Shareholder(s).

In addition to the information required to be provided by a Shareholder pursuant to this Article XI, each Shareholder Nominee must also deliver to the Corporate Secretary of the Corporation a written representation and agreement with respect to the items specified in Article XII(g)(i) though (v). Additionally, at the request of the Corporation, the Shareholder Nominee must submit all completed and signed questionnaires required of the Corporation's Directors and officers within five (5) business days of receipt. The Corporation may request such additional information as necessary to permit the Board of Directors to determine if the Shareholder Nominee is independent under the listing standards of the principal U.S. exchange upon which the Corporation's common stock is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation's Directors (the "Applicable Independence Standards"). If the Shareholder Nominee is or becomes a party to any compensatory, payment, reimbursement, indemnification or other financial agreement, arrangement or understanding with any person or entity other than the Corporation or a wholly-owned subsidiary of the Corporation ("Third-Party Compensation"), or has received or will receive any such Third-Party Compensation in connection with candidacy or service as a Director of the Corporation (other than agreements providing only for indemnification and/or reimbursement of out-of-pocket expenses in connection with candidacy as a Director), such Third-Party Compensation must be fully and completely disclosed to the Corporation's Directors and officers in the manner provided by this paragraph; in addition, any such Third-Party Compensation related to the Shareholder Nominee's service as a Director of the Corporation may not continue and must cease immediately if the Shareholder Nominee becomes a Director of the Corporation.

The Chair of the meeting shall, if the facts warrant, determine that a nomination intended to be made pursuant to the requirements of this Article XI was not made in accordance with the procedures prescribed by this Article XI. If the Chair of the meeting should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded. Unless otherwise required by law, if the Shareholder (or a qualified representative of the Shareholder) does not appear at the meeting of the Shareholders to nominate the individual set forth in such Shareholder's notice of intent to nominate one or more candidates for election as Director to the Board of Directors pursuant to this Article XI, such nomination shall be disregarded, notwithstanding that the Corporation may have received proxies in respect of such vote.



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Richmond, Virginia 23219

DominionEnergy.com

